
VALEANT

# formula FOR success

2004 ANNUAL REPORT

VALEANT PHARMACEUTICALS INTERNATIONAL

PE
12-31-04
05052581
PROCESSED
APR 27 2005
THOMSON FINANCIAL

# GL

## FOOTPRINT


SPAIN
USA
BULGARIA
HUNGARY
ARGENTINA
AUSTRALIA

| 3 | 10 | 10 | 31 | 100+ | 1000 |
| --- | --- | --- | --- | --- | --- |
| THERAPEUTIC AREAS | GLOBAL BRANDS | COUNTRIES | LOCATIONS | MARKETS | SALES REPRESENTATIVES |





# our formula for success

## ...TO LEVERAGE OUR GLOBAL PLATFORM AND R&D CAPABILITIES WHILE IMPROVING OPERATIONAL EFFICIENCIES AND DELIVERING LONG-TERM SUSTAINABLE VALUE FOR STOCKHOLDERS...

## makes us unique

DEAR STOCKHOLDER We are pleased to report another year of remarkable progress for Valeant Pharmaceuticals. We strengthened our core specialty pharmaceutical business through investment in our global brands and new products, and we increased our efforts in targeted research and development activities. We accelerated the pace of our manufacturing improvement plan and substantially reduced general and administrative costs as we continued to drive efficiencies in our operations. Valeant's top line grew at a faster pace than the pharmaceutical industry and our operating metrics improved significantly, which led to continued improvement in our core business.

Our steady and consistent execution has delivered results and increased confidence in our ability to achieve our near and long-term targets. Our formula for success is simple: we will continue to leverage our global platform and research and development capabilities to substantially grow our core business, while dramatically improving our operational efficiencies. We believe this is critical for delivering long-term sustainable value for stockholders.

Valeant is a unique specialty pharmaceutical company. Very few specialty companies in our industry can lay claim to a truly global presence, a strong research and development capability, the depth of expertise that resides in our management team and talented core of employees, and a consistent cash flow. These strengths provide Valeant with the ability to take medicines from discovery through the clinic and fully commercialize them in major markets around the world. As a result, we believe that we are in a better position than our peers to leverage growth opportunities in the industry.

ROBERT W. O'LEARY
Chairman

TIMOTHY C. TYSON
President and Chief Executive Officer





**WESLEY P. WHEELER**
President, North America and Global Commercial Development (above)

**CHARLES J. BRAMLAGE**
President, Europe (right)

*Valeant is a truly unique specialty pharmaceutical company. Our business model provides the best of both worlds — a successful, cash-generating global business platform and a discovery-based R&D organization with four late-stage pipeline candidates. No other specialty pharmaceutical company of our size can make this claim.*

GROWTH STRATEGY In 2003, we adopted a strategic plan for building value through the three overlapping steps of restructuring, transformation, and innovation and growth. We have completed the restructuring phase, are moving rapidly through the transformation phase, and are well along in innovation and growth. Our strategic plan is very much on track, and in most cases, ahead of schedule.

Through the execution of this plan we expect to more than double revenues to $1.5 billion and increase earnings to greater than $1.90 per share by 2008. We plan to achieve these goals by increasing our base business at a rate that is equal to or better than the average of the pharmaceutical industry, and accelerating this growth through acquisitions and the commercialization of our internal pipeline. At the same time, we continue to make our organization far more efficient, which will lead to significant improvement in our cost metrics.

Valeant is focused strategically on the three therapeutic areas of neurology, infectious disease and dermatology. Our greatest resources are targeted toward ten global brands in these therapeutic categories, which will drive growth in ten major markets around the world. In 2004, we executed this strategy through increased promotion, line extensions, new clinical data, entry into new markets, and new product launches.

Our business also grew during the year through strategic acquisitions. We have taken a highly disciplined approach to acquisitions and remain focused primarily on transactions within our core therapeutic areas of strength. Our acquisition of Amarin Pharmaceuticals, Inc. was an excellent first step toward these goals and provided us with a portfolio of products, including Zelapar®, a late-stage candidate for the treatment of Parkinson's disease with an approvable letter from the Food and Drug Administration (FDA), and a trained neurology sales force in the United States. We expanded upon this neurology franchise with the purchase of worldwide rights to Tasmar®, an adjunctive treatment for Parkinson's disease. We launched Tasmar in the United States and other markets in 2004 and in Europe in early 2005.

As a result of our efforts, sales in our base business grew at a rate of 17 percent in 2004, primarily driven by a 24 percent increase in Valeant's global brands and products acquired during the year, while the pharmaceutical industry grew only seven percent in the same period.


04
05
06
07
08
$ 1.5 billion
< Pipeline
< Business Development
< Ribavirin Royalties
< Regional/Local Brands
< Global Brands

GROWTH CHART

# focused on growth



Tasmar® 100 mg
Film-Coated Tablets
Tokapone
Dermatix
for scar


| (in millions) | 2003 | 2004 | % increase (decrease) |
|---|---|---|---|
| Mestinon®* | $ 41.9 | [illegible] | (1%) |
| Librax® | 11.8 | 16.9 | 43% |
| Dalmane/Dalmadorm® | 10.6 | 12.1 | 14% |
| Tasmar®* | -- | 3.6 | --% |
| Virazole®* | [illegible] | 13.8 | (26%) |
| Efudix/Efudex®* | 26.8 | 45.5 | 70% |
| Kinerase®* | [illegible] | [illegible] | [illegible] |
| Oxsoralen-Ultra®* | 8.5 | 10.9 | 28% |
| Dermatix®* | 2.5 | [illegible] | [illegible] |
| Bedoyecta® | 27.0 | 30.7 | 14% |
| Solcoseryl | 16.2 | 14.4 | (11%) |
| Nyal® | 9.0 | 11.9 | 32% |
| Other Product Sales | 332.9 | [illegible] | [illegible] |
| Total Product Sales | $518.5 | $606.1 | 17% |

* Denotes Global Brand

PRODUCT LIN



# a targeted plan FOR success


PRE-CLINICAL
PHASE 2
PHASE 3
POST-APPROVAL

VALEANT PIPELINE

*Our future lies in our ability to harness our strength in innovation. Our strategy is to discover and rapidly develop unique medicines of value for the benefit of patients. We are focused on only a few therapeutic areas, establishing product profiles superior to what is currently considered the gold standard, then rapidly developing and bringing them to market.*





KIM D. LAMON, M.D., PH.D.
President, Research & Development and Chief Scientific Officer
(above)

MARTIN N. MERCER
Executive Vice President, Latin America
(left)

Furthering our progress in business development, we recently announced the acquisition of Xcel Pharmaceuticals, Inc., a privately held specialty pharmaceutical company focused on neurology products in the United States. This strategically important acquisition adds marketed products in neurology and retigabine, a Phase 3 product candidate with significant global market potential. At the same time, the acquisition substantially scales up our growing neurology sales force in the United States, which we will leverage for future product launches, while considerably expanding our business in North America.

The progress we have made toward our business development goals has been significant. Including the recent Xcel transaction, the acquisitions made to date are expected to achieve nearly two-thirds of our 2008 business development revenue goal.

Our greatest opportunity for growth in the coming years lies in the development of our internal pipeline. A core strength of Valeant lies in the depth and breadth of our discovery, development, clinical and regulatory capabilities.

Viramidine® represents our largest potential opportunity in the clinic. Viramidine is a pro-drug of ribavirin, a medicine that was discovered in Valeant's laboratories and that is part of the current standard of care in treating hepatitis C. Clinical results so far have shown that Viramidine has a significantly improved safety profile with respect to anemia and comparable efficacy to ribavirin. We completed Phase 2 clinical trials for Viramidine in 2004, and the final analyses of Phase 2 data were presented at the European Association for the Study of the Liver Conference in April 2005.

We launched Phase 3 trials for Viramidine in late 2003 and completed their enrollment at a record pace. Phase 3 consists of two pivotal trials with each being conducted at approximately 100 sites around the world and each trial treating nearly 1,000 patients. We are targeting a potential launch of Viramidine in 2007, assuming that clinical development continues as planned and that regulatory approval is obtained.

Retigabine is a Phase 3 candidate in development as an adjunctive treatment for partial-onset seizures in patients with epilepsy, which successfully completed an End-of-Phase 2 meeting with the FDA. The Phase 2 trials included more than 600 patients in six dose-ranging studies. The results of the key Phase 2 study indicate that the compound is potentially efficacious and has demonstrated a dose-dependent reduction in monthly seizure rates of 23 to 35 percent. We expect to begin Phase 3 trials for retigabine in 2005.

We are also developing pradefovir (formerly called remofovir), a pro-drug of the active ingredients in adefovir, for the treatment of hepatitis B. In 2004, we completed Phase 1 trials for pradefovir that showed a significant drop in viral load at all doses compared to placebo. No dose-related trends regarding safety were identified and no events resulted in a patient being withdrawn prematurely from treatment. We launched a Phase 2 study of pradefovir in 2004, and recently completed its enrollment — all ahead of schedule. We expect to report interim results from the Phase 2 study in 2005.





**JOHN I. COOPER**
Executive Vice President, Global Manufacturing and Supply
(above)

**DAVID W. KWO**
Executive Vice President, AAA
(right)

*As we apply the principles of LeanSixSigma at every level of the organization to drive operating efficiency, we are also moving aggressively in the implementation of our global manufacturing improvement plan. We have dramatically reduced our supply network and are on track to reduce it further to five sites worldwide by 2006.*

Our clinical candidate that is closest to potential market launch is Zelapar, a late-stage candidate under review by the FDA as an oral tablet using the patented Zydis® fast-dissolving technology. Zelapar is being developed as an adjunctive treatment in the management of Parkinson's disease in conjunction with levodopa/carbidopa. Zelapar has an approvable letter from the FDA that required the completion of two safety studies. We completed these studies and submitted the results to the FDA in 2004. Zelapar is scheduled for launch later this year, subject to the FDA's final approval.

Our discovery efforts also have been advancing at a significant pace. We continue to explore new treatment options in the areas of infectious disease, immunology and oncology. In 2004, we identified a candidate with a potentially superior profile to existing therapies that we are developing for the treatment of HIV. We expect to file an investigational new drug application for this candidate in the next 12 to 15 months.

OPERATIONAL EFFICIENCY While increasing product sales, we are simultaneously driving efficiencies in our operations and administrative functions. We are applying the principles of LeanSixSigma in every facet of our operations, from manufacturing to research and development to back-office support — and achieving significant results.

In 2004, we made excellent progress in the execution of our major manufacturing improvement plan, which is designed to lower costs, establish more efficient operations and reduce our network of manufacturing plants to five sites worldwide by 2006. Our manufacturing divestment plans are proceeding at an accelerated pace with strong interest exhibited in a number of facilities. In 2004, we sold facilities in Spain, Mexico, and the Czech Republic, and we continue to move rapidly through the divestment process. As a result of these activities, we ultimately expect to save $150-200 million in cumulative costs and reduce our cost of goods sold to 20 to 25 percent by 2008.


00
01
02
03
04
(in millions)
$700
600
500
400
300
200
100
$ 155
$ 442
$ 197
$ 484
$ 270
$ 467
$ 167
$ 518
$ 76
$ 609

CONSOLIDATED REVENUE

Royalties ■ Product Sales


00
01
02
03
04
(in millions)
$1,000
900
800
700
600
500
400
300
200
100
$ 155
$ 317
$ 245
$ 874
$ 462

CASH & MARKETABLE SECURITIES

# driving efficiency in OUR operations



| | 2003A | 2004A | 2005E | 2008E |
|---|---|---|---|---|
| Gross Margin | [illegible] | [illegible] | [illegible] | [illegible] |
| Cost of Goods Sold | 36% | 33% | 30-32% | 20-25% |
| Selling Expense | [illegible] | [illegible] | [illegible] | [illegible] |
| G&A | 22% | 16% | 14-16% | 10-12% |
| R&D | [illegible] | [illegible] | [illegible] | [illegible] |

FINANCIAL OPERATING METRICS





**BARY G. BAILEY**
Executive Vice President
and Chief Financial Officer
(above)

**EILEEN C. PRUETTE**
Executive Vice President,
General Counsel
(right)

*Our specialty pharmaceutical business has made dramatic progress. We have met every metric target that we set for ourselves — even those we made more challenging during the year. This success gives further confidence in our ability to meet expectations and build a company focused on creating long-term value for our stockholders.*

METRIC PERFORMANCE We established metric targets for 2004 to drive performance and measure progress toward our long-term financial goals. Because of our strong top-line performance and improvements made in operational efficiency, we met or exceeded every one of these targets. The company's gross margin improved to 67 percent of sales in 2004, from 64 percent in 2003, reflecting the advances made in shifting our business to a more favorable product and geographic sales mix, as well as the substantial progress made in our manufacturing improvement plans.

Selling, general and administrative expenses improved to 48 percent of sales in 2004 from 54 percent in 2003, reflecting the significant progress made in reducing overhead costs. The company's general and administrative expenses were 16 percent of sales in 2004, down from 22 percent in 2003. Selling expenses were 32 percent of sales in 2004 and 2003, reflecting investment in the global brands and regional products that drove our significant sales improvement.

We doubled our research and development expenses in 2004 to a level that represents 15 percent of sales as a result of our successful acceleration of Viramidine and pradefovir clinical trials. We will continue these investments at a greater pace in 2005 with the simultaneous development of Viramidine, retigabine and pradefovir.

OUTLOOK As we look out into the future, we are increasingly optimistic about Valeant's prospects. We have progressed at a faster pace than expected in 2004 and delivered excellent results. In 2005, we expect to solidify these gains and to execute at the same strong pace. While delivering near-term results remains important to us, our highest priority is on building long-term sustainable value for our stockholders.

On January 1, 2005, we completed our planned CEO succession. On that date, Timothy C. Tyson was appointed President and Chief Executive Officer. Robert W. O'Leary continues in the role of Chairman of the Board. While it is an important milestone in Valeant's transformation, the succession in no way changes the company's strategic direction. Likewise, we remain firmly committed to furthering the progress made in corporate governance improvements at Valeant.

Our eyes remain resolutely focused on the future and our ability to build value for stockholders. As a unique specialty pharmaceutical company with a global platform and full research and development capability, we believe that Valeant is in a better position to achieve this goal than anyone else in our industry.

Thank you for your ongoing interest in Valeant Pharmaceuticals International.

Sincerely,



**ROBERT W. O'LEARY**
Chairman

**TIMOTHY C. TYSON**
President and Chief Executive Officer

# 10-K

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2004**

**Commission file number 1-11397**

# Valeant Pharmaceuticals International
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware**<br>*(State or other jurisdiction of incorporation or organization)* | **33-0628076**<br>*(I.R.S. Employer Identification No.)* |
| **3300 Hyland Avenue, Costa Mesa, California**<br>*(Address of principal executive offices)* | **92626**<br>*(Zip Code)* |

**Registrant's telephone number, including area code:**
**(714) 545-0100**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common stock, $.01 par value (Including associated preferred stock purchase rights) | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of the Registrant's voting stock held by non-affiliates of the Registrant on June 30, 2004, the last business day of the Registrant's most recently completed second fiscal quarter based on the closing price of the common stock on the New York Stock Exchange on such date, was approximately $1,680,296,600.

The number of outstanding shares of the Registrant's common stock as of March 2, 2005 was 92,512,480.

## DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in Valeant Pharmaceuticals International's definitive Proxy Statement for the 2005 annual meeting of stockholders, to be filed not later than 120 days after the end of the fiscal year covered by this report, is incorporated by reference into Part III hereof.

## TABLE OF CONTENTS

## PART I

### Item 1. *Business*

### Introduction

We are a global, research-based specialty pharmaceutical company that discovers, develops, manufactures and markets a broad range of pharmaceutical products. We are strategically focused on three therapeutic areas: neurology, infectious diseases and dermatology. Our greatest resources and attention are targeted toward ten global brands in these therapeutic categories that we believe will drive our growth in ten major markets around the world.

Our two primary value drivers are: a specialty pharmaceutical business with a global platform, and a research and development infrastructure with strong discovery, clinical development and regulatory capabilities. We believe that our global reach and fully integrated research and development capability make us unique among specialty pharmaceutical companies, and provide us with the ability to take compounds from discovery through the clinical stage and commercialize them in major markets around the world. In addition, we receive royalties from the sale of ribavirin by Schering-Plough and Roche, although such royalties represent a much smaller contribution than they have in the past.

Valeant Pharmaceuticals International was incorporated as ICN Pharmaceuticals, Inc. in Delaware in November 1994, as a result of the merger of ICN Pharmaceuticals, Inc., SPI Pharmaceuticals, Inc., Viratek, Inc. and ICN Biomedicals, Inc. On November 12, 2003, we changed our name from ICN Pharmaceuticals, Inc. to Valeant Pharmaceuticals International.

Our internet address is *www.valeant.com*. We post links on our website to the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"): annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings are available through our website free of charge. Our filings may also be read and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is *www.sec.gov*.

### Company Strategy

We have undergone significant changes in our leadership, strategic direction and operations since 2002. In an effort to drive change, our stockholders elected new directors at our annual meetings in 2001 and 2002, resulting in a new board composition and the appointment of a new senior management team. A three part plan was initiated to restructure our company, transform the business and grow through innovation. We have made significant progress in the execution of this plan, including completion of our restructuring phase that entailed restructuring management, divesting non-core businesses, implementing strong governance protocols and strengthening our research and development capability. Some of the key initiatives that we have implemented to date are discussed below.

#### *Restructuring*

*Restructuring management.* Since June 2002, we have put in place new leadership with extensive experience in the pharmaceuticals and healthcare sectors. Robert W. O'Leary was named our Chairman in June 2002 and served as Chief Executive Officer from June 2002 to December 2004 and has extensive healthcare industry experience, with specialization in corporate turnarounds and reorganizations. In November 2002, Timothy C. Tyson was named our President and Chief Operating Officer, and in January 2005 he succeeded Mr. O'Leary as Chief Executive Officer. In December 2002, Bary G. Bailey was named our

Executive Vice President and Chief Financial Officer. Additionally, we have replaced or hired new individuals for a majority of our senior management positions.

*Divesting non-core businesses.* Since the announcement of our repositioning program in October 2002, we have substantially completed our planned divestitures of businesses that do not fit our strategic growth plans. During 2003, we disposed of our Russian pharmaceuticals segment, biomedicals segment and photonics business. In July 2004, we disposed of one of the raw materials businesses and a manufacturing facility in Central Europe. We are actively marketing for sale the remaining raw materials business and manufacturing facility in Central Europe and are working toward disposing of these assets. See Note 3 of notes to consolidated financial statements for discussion of discontinued operations.

*Strengthening research and development capability.* As part of our overall repositioning strategy and our strategy to build our pipeline of new products, we re-evaluated the ownership structure of Ribapharm, Inc. We determined that the benefits perceived at the time of the initial public offering of Ribapharm had diminished and that the potential advantages to us of repurchasing the publicly held shares of Ribapharm outweighed the advantages of continuing to maintain Ribapharm as a separate publicly-traded entity or completing a spin-off of Ribapharm. In August 2003, we repurchased the 20% minority interest in Ribapharm, thereby increasing our ownership interest to 100%. Through this transaction, we have secured control over Ribapharm's research and development assets and royalty revenue stream.

*Cost rationalization.* We have reduced costs by controlling expenses in our corporate headquarters, closing our European headquarters in 2002 and eliminating excess administrative expenses worldwide.

***Transformation***

*Targeted Growth of Existing Products*

In order to drive specialty pharmaceuticals sales growth, we focus our business on the following specific markets, therapeutic areas and brands:

*Focus on Ten Key Geographic Regions.* We have four pharmaceutical segments comprising our pharmaceutical operations in North America, Latin America, Europe and Asia, Africa and Australia. Within these four pharmaceutical segments, we focus on ten key geographic regions: the United States, Canada, Mexico, the United Kingdom, France, Italy, Poland, Germany, Spain and China. As we pursue acquisition opportunities and product line extensions, we plan to focus on North America, the largest pharmaceutical market worldwide and thus our biggest growth opportunity.

*Focus on Three Core Therapeutic Classes.* We focus on neurology, infectious disease and dermatology. We believe that these three therapeutic classes are positioned for further growth, and that it is possible for a mid-sized company to attain a leadership position within these categories.

*Focus on Ten Global Brands.* We currently focus on ten global brands, seven of which are currently being marketed. Three of these brands, Viramidine, pradefovir (formerly called remofovir) and retigabine, are currently in clinical development. All of these ten global brands are within our three targeted core therapeutic classes. We believe that these brands have the potential for global penetration and growth rates above the industry average growth rates. In addition, we intend to continue to market and sell, and selectively pursue life cycle management strategies for, our regional and local brands.

***Efficient Manufacturing and Supply Chain Organization***

Under our global manufacturing strategy announced in October 2003, we plan to reduce the number of manufacturing facilities from 15 to five by 2006, in order to increase capacity utilization and improve efficiencies. We have also undertaken a major process improvement initiative, affecting all phases of our operations, from raw material and supply logistics, to manufacturing, warehousing and distribution.

***Innovate and Grow***

*Development of New Products via Internal Research and Development Activities*

We seek to discover, develop and commercialize innovative products for the treatment of significant unmet medical needs, principally in the areas of infectious disease and cancer. We intend to combine our scientific expertise with advanced drug screening techniques in order to discover and develop new product candidates. Except as otherwise required by the terms of our November 2000 agreement with Schering-Plough, we generally intend to retain control of our product candidates in our major markets in order to obtain the maximum value from our research efforts.

*Product Acquisitions*

We plan to selectively license or acquire product candidates, technologies and businesses from third parties which complement our existing business and provide for effective life cycle management of key products. We believe that our drug development expertise may allow us to recognize licensing opportunities and to capitalize on research initially conducted and funded by others.

In February 2004, we acquired from Amarin Corporation, plc its U.S.-based subsidiary, Amarin Pharmaceuticals, Inc. ("Amarin"), and all of its U.S. product rights, which includes Permax® and a primary care portfolio with a broad range of indications. The total consideration for Amarin was $40,000,000 cash. We also acquired in the transaction the rights to Zelapar®, a late-stage candidate for the treatment of Parkinson's disease. Amarin has received an approvable letter from the Food and Drug Administration ("FDA") for Zelapar, subject to the completion of two safety studies. These studies were completed and we filed the final results of these studies in late 2004. We received a response from the FDA that requires us to provide them with additional information. We expect to launch Zelapar in 2005.

In April 2004, we acquired the worldwide rights, excluding the European Union, to Tasmar® (tolcapone), indicated for the treatment of Parkinson's disease, from Roche for $13,500,000 in cash, plus future royalty payments. In September 2004, we acquired the European Union rights to Tasmar from Roche for $11,400,000 in cash, plus future royalties.

On March 1, 2005, we acquired Xcel Pharmaceuticals, Inc. ("Xcel"), a specialty pharmaceutical company focused on the treatment of disorders of the central nervous system, for $280,000,000 in cash, plus expenses of approximately $5,000,000. Xcel's portfolio consists of four products that are sold within the United States, and retigabine, a late-stage clinical product candidate that is an adjunctive treatment for partial-on-set seizures for patients with epilepsy, which is being developed for commercialization in all major markets.

See Notes 2 and 17 of notes to consolidated financial statements for a discussion of these acquisitions.

**Specialty Pharmaceuticals**

We develop, manufacture and distribute a broad range of prescription and non-prescription pharmaceuticals. Although we focus most of our efforts on neurology, infectious disease and dermatology, our prescription pharmaceutical products also treat, among other things, neuromuscular disorders, cancer, cardiovascular disease, diabetes and psychiatric disorders. Our current product portfolio comprises of approximately 575 branded products, with approximately 2,400 stock-keeping units. We market our products globally through a marketing and sales force of approximately 1,400 representatives. Our products are sold globally, through four reportable pharmaceutical segments comprising: North America, Latin America, Europe and Asia, Africa and Australia. See Note 14 of notes to consolidated financial statements for further information concerning our business segments.

Our specialty pharmaceutical business focuses its efforts on ten global brands in our three therapeutic areas. Seven of these global brands are currently being marketed. These seven global brands accounted for 23%, 21% and 19% of our specialty pharmaceutical revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Sales of these global brands increased 24% in the year ended December 31, 2004 over the comparable period in 2003. We expect our future growth to be driven primarily by growth of our existing products, the commercialization of new products and business development.

The following table summarizes our ten largest products and seven global brands by therapeutic class based on sales for the years ended December 31, 2004, 2003 and 2002 (in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | % of Total Sales | 2003 | % of Total Sales | 2002 | % of Total Sales |
| **Neurology** | $125,646 | 21% | | | | |
| Mestinon®(G)(T) | 41,631 | 7 | $ 41,879 | 8% | $ 31,228 | 7% |
| Librax®(T) | 16,868 | 3 | 11,774 | 2 | 18,209 | 4 |
| Dalmane®/Dalmadorm(T) | 12,146 | 2 | 10,636 | 2 | 10,753 | 2 |
| Tasmar®(G) | 3,551 | 1 | — | — | — | — |
| Other Neurology | 51,450 | 8 | (a) | | (a) | |
| **Infectious Disease** | 58,429 | 9 | | | | |
| Virazole®(G)(T) | 13,822 | 2 | 18,716 | 4 | 17,384 | 4 |
| Other Infectious Disease | 44,607 | 7 | (a) | | (a) | |
| **Dermatology** | 130,800 | 22 | | | | |
| Efudix/Efudex®(G)(T) | 45,453 | 7 | 26,821 | 5 | 23,085 | 5 |
| Kinerase®(G)(T) | 15,619 | 3 | 12,628 | 2 | 10,389 | 2 |
| Oxsoralen-Ultra®(G)(T) | 10,910 | 2 | 8,501 | 2 | 4,585 | 1 |
| Dermatix®(G) | 7,034 | 1 | 2,493 | — | 338 | — |
| Other Dermatology | 51,784 | 9 | (a) | | (a) | |
| **Other Therapeutic Classes — Products Over $10 Million in Annual Sales** | | | | | | |
| Bedoyecta®(T) | 30,654 | 5 | 26,955 | 5 | 29,781 | 6 |
| Solcoseryl(T) | 14,397 | 2 | 16,186 | 3 | (a) | |
| Nyal®(T) | 11,904 | 2 | 8,969 | 2 | 5,207 | 1 |
| Vision Care | 11,817 | 2 | 10,447 | 2 | 7,876 | 2 |
| Bisocard | 10,613 | 2 | 7,267 | 1 | 4,717 | 1 |
| Calcitonina | 10,420 | 2 | 13,638 | 3 | 9,448 | 2 |
| **Other Therapeutic Classes — Products Under $10 Million in Annual Sales(a)** | 201,413 | 33 | 301,561 | 59 | 293,809 | 63 |
| Total Product Sales | $606,093 | 100% | $518,471 | 100% | $466,809 | 100% |
| Total Top Ten Product Sales(T) | $213,404 | 35% | $183,065 | 35% | $150,621 | 32% |
| Total Global Product Sales(G) | $138,020 | 23% | $111,038 | 21% | $ 87,009 | 19% |

(a) Other product amounts were not tracked by therapeutic class in 2003 and 2002 and are included in Other Pharmaceutical Products. In 2004, we tracked other products by three therapeutic classes, but not by other classes, therefore, our ability to provide additional data by therapeutic classes is not practicable at this time.

(T) – Indicates one of our ten largest products

(G) – Indicates on of our global brands

*Neurology.* Total sales of our neurology products accounted for 21% of our product sales from continuing operations for the year ended December 31, 2004. The global brands included in neurology are as follows:

Mestinon: Mestinon is an orally active cholinesterase inhibitor used in the treatment of myasthenia gravis, a chronic neuromuscular, autoimmune disorder that causes varying degrees of fatigable weakness involving the voluntary muscles of the body. Its active ingredient is pyridostigmine bromide.

Tasmar: Tasmar is used in the treatment of Parkinson's disease as an adjunct to levodopa/carbidopa therapy. Its active ingredient is tolcapone, an inhibitor of catechol-O-methyltransferase.

*Infectious Disease.* Total sales of our infectious disease products accounted for 9% of our product sales from continuing operations for the year ended December 31, 2004. The global brand included in Infectious Disease is as follows:

Virazole: Virazole is our brand name for ribavirin, a synthetic nucleoside with antiviral activity. It is indicated for the treatment of hospitalized infants and young children with severe lower respiratory tract infections due to respiratory syncytial virus. Virazole has also been approved for various other indications in countries outside the United States including herpes zoster, genital herpes, chickenpox, hemorrhagic fever with renal syndrome, measles and influenza.

*Dermatology.* Total sales of our dermatology products accounted for 22% of our product sales from continuing operations for the year ended December 31, 2004. The global brands included in Dermatology are as follows:

Efudix/Efudex: Efudix/Efudex is used for the treatment of multiple actinic or solar keratoses and superficial basal cell carcinoma. It is sold as a topical solution and cream, and provides effective therapy for multiple lesions. The key active ingredient in Efudix/Efudex is fluorinated pyrimidine 5-flouraouracil, an antineoplastic antimetabolite.

Kinerase: Kinerase is used to help improve the unwanted visual effect of skin aging and photodamage.

Oxsoralen-Ultra: Oxsoralen-Ultra is indicated for the treatment of severe psoriasis and mycosis fungoides and is used along with ultraviolet light radiation. Oxsoralen-Ultra capsules contain methoxsalen as the active ingredient.

Dermatix: Dermatix is used to flatten and soften scars and to reduce scar-associated discoloration in old or new scars and is used to prevent abnormal scar formation. It is sold in a patented gel formulation that contains bio-inert and biocompatible silicone compounds, namely polysiloxane, silicon dioxide and non-volatile silicone components.

*Other Therapeutic Classes.* Other therapeutic classes encompass a broad range of ancillary products which are sold through our existing distribution channels.

**Ribavirin Royalties**

Our royalties are derived from sales of ribavirin. Ribavirin is a nucleoside analog that we discovered from our library of nucleoside analog compounds. Ribavirin royalty revenues were $76,427,000 and $167,482,000 for the years ended December 31, 2004 and 2003, respectively, and accounted for 11% and 24% of our total revenues from continuing operations for the same periods. The decreasing contribution of royalties to our revenues had been expected with the entrance of generic ribavirin in the United States We expect ribavirin royalties to be somewhat stable for several years since generics are unlikely to enter the major European countries and Japanese markets due to certain protections in those markets through 2009 and 2010, respectively, and would expect to see declines as a result of alternative therapies such as Viramidine when and if approved.

In 1995, we entered into an exclusive license and supply agreement with Schering-Plough whereby Schering-Plough licensed from us all oral forms of ribavirin for the treatment of chronic hepatitis C. In 2002, the FDA granted Schering-Plough marketing approval for Rebetol® capsules (Schering-Plough's brand name for ribavirin) as a separately marketed product for use in combination with Peg-Intron™ (peg interferon alfa-2b), a longer lasting form of Intron A, for use in combination with Rebetol for the treatment of chronic hepatitis C in patients with compensated liver disease who are at least 18 years of age.

In March 2001, the European Commission of the European Union granted Schering-Plough centralized marketing authorization for Peg-Intron™ and Rebetol for the treatment of both relapsed and treatment-naïve adult patients with histologically proven hepatitis C. European Union approval resulted in unified labeling that was immediately valid in all 15 European Union Member States.

In December 2004, Schering-Plough received marketing approval from the Ministry of Health, Labor and Welfare of Japan for ribavirin in combination with Peg-Intron for the treatment of hepatitis C.

Schering-Plough also markets ribavirin for treatment in combination with interferon in many other countries around the world based on the United States and European Union regulatory approvals.

On January 6, 2003, we reached an agreement with Schering-Plough and Roche on a settlement of pending patent and other disputes over Roche's combination antiviral product containing Roche's version of ribavirin, known as Copegus. Under the agreement, Roche may continue to register and commercialize Copegus globally. The financial terms of this settlement agreement include a license of ribavirin to Roche. The license authorizes Roche to make, or have made, and to sell Copegus. Roche pays royalty fees to us on its sales of Copegus for use in combination with interferon alfa or pegylated interferon alfa.

Approval of a generic form of oral ribavirin by the FDA in the United States was announced on April 7, 2004, which has resulted in a decrease in royalty revenues from the U.S. market. With respect to Schering-Plough, effective royalty rates increase in tiers based on increased sales levels in the United States. As a result of reduced sales, the likelihood of achieving the maximum effective royalty rate in the United States is diminished. With respect to Roche, under the license agreement, the introduction of generics in any market eliminates the obligation of Roche to pay royalties for sales in that market. Upon the entry of generics into the United States, Roche ceased paying royalties on sales in the United States. Schering-Plough announced its launch of generic version of ribavirin. Under the license and supply agreement, Schering-Plough is obligated to pay us royalties for sales of their generic ribavirin.

## Research and Development

We seek to discover, develop and commercialize innovative products for the treatment of significant unmet medical needs, principally in the areas of infectious diseases and cancer. Our research and development activities are based upon accumulated expertise developed through over 30 years of research focused on the internal generation of novel molecules. These efforts led to the discovery and development of ribavirin, an antiviral drug that Schering-Plough and Roche market under separate licenses from us, and which is the source of our royalty income. We are also developing a pipeline of product candidates, including two clinical programs, Viramidine and pradefovir (formerly called remofovir), which target large market opportunities. Additionally, we have identified a potential IND candidate for the treatment of HIV.

As of December 31, 2004, there were 195 employees involved in our research and development efforts. Our research and development expenses for the years ended December 31, 2004, 2003 and 2002 were $92,496,000, $45,286,000 and $49,531,000, respectively. Research and development expenses increased 104% in 2004 due to the acceleration of clinical trials for Viramidine and pradefovir and costs associated with the completion of safety studies for Zelapar.

### *Products Under Development*

*Viramidine:* Viramidine is a nucleoside (guanisine) analog that is converted into ribavirin by adenosine deaminase in the liver. We intend to develop Viramidine in oral form for the treatment of hepatitis C.

Preclinical studies indicate that Viramidine, a liver-targeting analog of ribavirin, has antiviral and immunological activities (properties) similar to ribavirin. In an animal model of acute hepatitis, Viramidine showed biologic activity similar to ribavirin. The liver-targeting properties of Viramidine were also confirmed in two animal models. Short-term toxicology studies show that Viramidine may be safer than ribavirin at the same dosage levels. This data suggests that Viramidine, as a liver-targeting analog of ribavirin, may potentially be as effective and have a lower incidence of anemia than ribavirin.

On January 20, 2005, we announced that we had completed enrollment in VISER 2, a Phase 3 trial for Viramidine, as well as an initial analysis of the sustained viral response ("SVR") information for our Viramidine Phase 2 proof-of-concept study compared to ribavirin. The results validate the study design by continuing to show that Viramidine demonstrates statistical comparable efficacy to ribavirin in SVR and a significantly reduced incidence of anemia.

The Viramidine Phase 2 study, conducted entirely in the United States, consisted of 180 treatment-naïve subjects with chronic hepatitis C. The study was an open-label, randomized, active control trial, with patients stratified by genotype only. The study consisted of four comparable treatment groups: Viramidine 400 mg BID (800 mg daily), Viramidine 600 mg BID (1200 mg daily), Viramidine 800 mg BID (1600 mg daily) and ribavirin 1000/1200 mg daily, all in combination with peginterferon alfa-2a. Treatment duration was based on genotype, with genotypes two and three receiving 24 weeks of treatment and genotype one receiving 48 weeks of treatment, with a post-treatment follow-up period of 24 weeks. The 24-week follow-up period is considered the medically therapeutic standard evaluation of efficacy.

The final analyses of all Phase 2 data will be presented at the European Association for the Study of the Liver Conference in April 2005. The Phase 2 trial has met its design objective by confirming the selection of the 600 mg BID dose used in the two pivotal Phase 3 trials.

*Pradefovir (formerly called remofovir):* Pradefovir is a compound that we licensed from Metabasis Therapeutics, Inc., or Metabasis, in October 2001. We are developing this compound into an oral once-a-day monotherapy for patients with chronic hepatitis B infection. The active molecule in this compound exhibits anti-hepatitis B activity against both the wild type and Lamivudine drug-resistant hepatitis B. Based on biologic and molecular modeling data, this compound binds to the active site of the hepatitis B replication enzyme so that the virus is prevented from utilizing the natural substrate from the host to replicate. A prodrug modification developed by Metabasis significantly improved the compound's physiochemical properties and ability to target the liver. In preliminary experiments in rodents, the active molecule was delivered in significantly greater proportion to the targeted organ, the liver, as compared to the non-targeted organ, the kidney. The kidney is the organ responsible for the dose-limiting toxicity. In these experiments, the amount of the active species, adefovir, selectively delivered to the liver versus kidney was approximately 10 times greater than the amount of compound delivered by another well established process.

For pradefovir, we have completed three Phase 1 clinical trials in a total of 87 healthy volunteers. A 48-week dose-ranging Phase 2 study in Asia and the United States began enrollment in July 2004 and completed enrollment in November 2004.

*Zelapar:* We acquired the rights to Zelapar, a late-stage candidate for the treatment of Parkinson's disease, in the Amarin acquisition in February 2004. Zelapar is a late-stage candidate under review by the FDA as an oral tablet using the patented Zydis® fast-dissolving technology and is being developed as an adjunct treatment in the management of patients with Parkinson's disease being treated with levodopa/carbidopa. We submitted a complete response to an approvable letter from the FDA, following the successful completion of two safety studies, in late 2004. We received a response to our submission from the FDA that requires us to provide them with additional information. We expect to launch Zelapar in 2005.

*Retigabine:* We acquired the rights to retigabine, an adjunctive treatment for partial-onset seizures in patients with epilepsy, in the acquisition of Xcel Pharmaceuticals, Inc. on March 1, 2005. Retigabine, successfully completed an End-of-Phase 2 meeting with the FDA. The Phase 2 trials included more than 600 patients in several dose-ranging studies compared to placebo. The results of the key Phase 2 study indicate that the compound is potentially efficacious with a demonstrated reduction in monthly seizure rates of 23 to 35 percent as adjunctive therapy in patients with partial seizures. Response rates in the two higher doses were statistically significant compared to placebo ($p<0.001$). We expect to initiate Phase 3 trials for retigabine in the first half of 2005. Assuming successful completion of the Phase 3 trials and approved by the FDA, we expect to launch retigabine in early 2009.

### Licenses and Patents (Proprietary Rights)

#### *Data and Patent Exclusivity*

We rely on a combination of regulatory and patent rights to protect the value of our investment in the discovery and development of our products.

A patent is the grant of a property right which allows its holder to exclude others from, among other things, selling the subject invention in, or importing such invention into, the jurisdiction that granted the patent. In both the United States and the European Union, patents expire 20 years from the date of application.

In the United States, for five years from the date of the first United States regulatory FDA approval of a new drug compound, only the pioneer drug company can use the data obtained at the pioneer's expense. No generic drug company may submit an application for approval of a generic drug relying on the data used by the pioneer for approval during this five year period.

A similar data exclusivity scheme exists in the European Union, whereby only the pioneer drug company can use data obtained at the pioneer's expense for up to ten years from the date of the approval of the first approval of a drug by the European Agency for the Evaluation of Medicinal Products, or EMEA. Under both the United States and the European Union data exclusivity programs, products without patent protection can be marketed by others so long as they repeat the clinical trials necessary to show safety and efficacy.

#### *Exclusivity Rights with Respect to Ribavirin*

The United States data exclusivity period for ribavirin has expired.

Various parties are opposing our ribavirin patents in actions before the European Patent Office, and we are responding to these oppositions. These patents currently benefit from patent extensions in the major European countries that provide market protection until 2009. Should the opponents prevail, the combination therapies marketed by Schering-Plough and Roche would lose patent protection in Europe. Regardless of the outcome of the oppositions, we believe these combination therapies will continue to benefit from a period of data and marketing protection in the major markets of the European Union until 2009 for Schering-Plough and 2012 for Roche.

We have limited patent rights in Japan, which were extended to 2010.

#### *Exclusivity Rights with Respect to Viramidine, Pradefovir and Retigabine*

We expect to obtain five years of data exclusivity in the United States and ten years in Europe, for Viramidine and pradefovir upon regulatory approval.

We have a composition of matter patent on Viramidine that expires in 2020. However, the structure of Viramidine was disclosed many years ago, and, thus, we do not rely on "composition of matter" claims. We own a United States patent that claims Viramidine and rely on a second United States patent that covers a mechanism of action of Viramidine's treatment of viral infection; those patents expire in 2018. There is a patent application pending in the United States that specifically claims the use of Viramidine to treat hepatitis C infection, which, upon issuance, will expire in 2020. We are pursuing the foreign patent rights that are counterparts of our United States patents to the extent permitted in foreign jurisdictions.

We have, and rely on, exclusive rights in a United States patent that claims pradefovir and related compounds that expires in 2019.

We own a United States patent that claims retigabine independently of its specific form. This patent expires in 2013. We also own two United States patents that claim specific crystalline forms of retigabine, and these two patents expire in 2018 and 2019, respectively. In addition, we also own a number of United States patents and pending applications that claim the use of retigabine to treat various indications. These patents have expiration dates ranging from 2016 to 2019.

We have various issued patents or pending applications in foreign countries. These patents or patent applications, if issued, have expiration dates ranging from 2012 to 2023. We also expect to obtain five years of data exclusivity in the United States and ten years in Europe for retigabine upon regulatory approval.

**Government Regulations**

We are subject to licensing and other regulatory control by the FDA, other federal and state agencies, the EMEU and other comparable foreign governmental agencies.

FDA approval must be obtained in the United States, EMEU approval must be obtained for countries that are part of the European Union and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans.

Obtaining FDA approval for new products and manufacturing processes can take a number of years and involve the expenditure of substantial resources. To obtain FDA approval for the commercial sale of a therapeutic agent, the potential product must undergo testing programs on animals, the data from which is used to file an IND with the FDA. In addition, there are three phases of human testing: Phase 1 consists of safety tests for human clinical experiments, generally in normal, healthy people; Phase 2 programs expand safety tests and are conducted in people who are sick with the particular disease condition that the drug is designed to treat; and Phase 3 programs are greatly expanded clinical trials to determine the effectiveness of the drug at a particular dosage level in the affected patient population. The data from these tests is combined with data regarding chemistry, manufacturing and animal toxicology and is then submitted in the form of an NDA to the FDA. The preparation of an NDA requires the expenditure of substantial funds and the commitment of substantial resources. The review by the FDA can take up to several years. If the FDA determines that the drug is safe and effective, the NDA is approved. A similar process exists in the European Union and in other countries. No assurance can be given that authorization for commercial sale by us of any new drugs or compounds for any application will be secured in the United States, the European Union or any other country, or that, if such authorization is secured, those drugs or compounds will be commercially successful. The FDA in the United States the EMEU in the European Union and other regulatory agencies in other countries also periodically review approved drugs and inspect manufacturing facilities.

We are subject to price control restrictions on our pharmaceutical products in many countries in which we operate. Future sales and gross profit could be materially affected if we are unable to obtain price increases commensurate with the levels of inflation.

**Marketing and Customers**

We market our pharmaceutical products in some of the most developed pharmaceutical markets, as well as many developing markets. We adjust our marketing strategies according to the individual markets in which we operate. We believe our marketing strategy is distinguished by flexibility, allowing us to successfully market a wide array of pharmaceutical products within diverse regional markets, as well as certain drugs on a worldwide basis.

We focus on the major markets of the worldwide pharmaceutical market share, namely the United States, the United Kingdom, France, Canada, China, Italy, Poland, Germany, Spain and Mexico. During the year ended December 31, 2004, we derived approximately 74% of our specialty pharmaceutical sales from these ten markets.

With the completion of the Xcel acquisition in March 2005, we have a marketing and sales staff of approximately 1,500 persons who promote our pharmaceutical products. As part of our marketing program for pharmaceuticals, we use direct mailings, advertise in trade and medical periodicals, exhibit products at medical conventions, sponsor medical education symposia and sell through distributors in countries where we do not have our own sales staff.

In the United States, Europe and Latin America, principally in Mexico, Argentina and Brazil, we currently promote our pharmaceutical products to physicians, hospitals, pharmacies and wholesalers through our own sales force. These products are typically distributed to drug stores and hospitals through wholesalers. In Canada, we have our own sales force and promote and sell directly to physicians, hospitals, wholesalers and large drug store chains.

### Competition

We operate in a highly competitive environment. Our competitors, many of whom have substantially greater capital resources and marketing capabilities and larger research and development staffs and facilities, are actively engaged in marketing similar products and developing new products similar to those we propose to develop. We believe that many of our competitors spend significantly more on research and development related activities. Competitive factors vary by product line and customer and include service, product availability and performance, price and technical capabilities. Others may succeed in developing products that are more effective than those we presently market or propose for development. Progress by other researchers in areas similar to those explored by us may result in further competitive challenges.

We also face increased competition from manufacturers of generic pharmaceutical products when patents covering certain of our currently marketed products expire or are successfully challenged. An adverse result in a patent dispute may preclude commercialization of our products, or negatively impact sales of existing products.

### Manufacturing

We manufacture many of our pharmaceutical products at our manufacturing plants around the world. We believe that we have sufficient manufacturing facilities to meet our needs for the foreseeable future. As a part of our plan to improve operational performance, we approved a global manufacturing strategy during the third quarter of 2003 to reduce the number of manufacturing sites in our global manufacturing and supply chain network from 15 to five by 2006. As of December 31, 2004, we had disposed of two of the sites and had a sale pending on an additional site. For information about manufacturing restructuring, see Note 4 of notes to consolidated financial statements. All the manufacturing facilities that require certification from the FDA or foreign agencies have obtained such approval.

We also subcontract the manufacturing of certain of our products, including products under the rights acquired from other pharmaceutical companies. Generally, acquired products continue to be produced for a specific period of time by the selling company. During that time, we integrate the products into our own manufacturing facilities or initiate toll manufacturing agreements with third parties.

The principal raw materials used by us for our various products are purchased in the open market. Most of these materials are available from several sources. We have not experienced any significant shortages in supplies of such raw materials.

### Employees

As of December 31, 2004, we had 4,307 employees. These employees include 2,116 in production, 1,372 persons in sales and marketing, 195 in research and development, and 568 in general and administrative positions. The majority of our employees in Mexico, Spain, Holland and Hungary are covered by collective bargaining or similar agreements. Substantially all the employees in Europe are covered by national labor laws which establish the rights of employees, including the amount of wages and benefits paid and, in certain cases, severance and similar benefits. We currently consider our relations with our employees to be satisfactory and have not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded our business operations.

**Product Liability Insurance**

We do not currently have insurance with respect to most product liability claims arising in the United States. We could be exposed to possible claims for personal injury resulting from allegedly defective products. In connection with the Amarin acquisition, we acquired product liability insurance for Permax, which we intend to maintain, as a result of this product being subject to settled and pending product liability litigation. In connection with the Xcel transaction, we have maintained their product liability insurance while we evaluate the prospective need for such coverage for Xcel products and our existing products. While to date, no material adverse claim for personal injury resulting from allegedly defective products has been successfully maintained against us, a substantial claim, if successful, could have a negative impact on our results of operations and cash flows. We have in place clinical trial insurance in the major markets that we conduct clinical trials.

**Foreign Operations**

Approximately 81% and 78% of our revenues from continuing operations, which includes royalties, for the years ended December 31, 2004 and 2003, respectively, were generated from operations or earned outside the United States. All of our foreign operations are subject to risks inherent in conducting business abroad, including possible nationalization or expropriation, price and currency exchange controls, fluctuations in the relative values of currencies, political instability and restrictive governmental actions. Changes in the relative values of currencies occur from time to time and may, in some instances, materially affect our results of operations. The effect of these risks remains difficult to predict.

**Item 2.** ***Properties***

Our major facilities are in the following locations:

| Location | Purpose | Owned or Leased | Square Footage |
|---|---|---|---|
| *North America* | | | |
| Costa Mesa, California | Corporate headquarters and administrative offices and R&D facilities | Owned | 178,000 |
| Humacao, Puerto Rico | Offices and manufacturing facility | Owned | 415,000 |
| Quebec, Canada** | Offices and manufacturing facility | Owned | 93,519 |
| *Latin America* | | | |
| Mexico City, Mexico | Offices and manufacturing facility | Owned | 324,308 |
| *Western Europe* | | | |
| Birsfelden, Switzerland | Offices and manufacturing facility | Owned | 1,158,884 |
| Tiszavasvari, Hungary* | Offices and manufacturing facility | Owned | 1,417,446 |
| Rzeszow, Poland | Offices and manufacturing facility | Owned | 446,661 |
| Warsaw, Poland** | Offices and manufacturing facility | Owned | 108,790 |

* This facility is included in the consolidated financial statements in discontinued operations.

** We intend to dispose of these sites as part of our manufacturing strategy.

In our opinion, facilities occupied by us are more than adequate for present requirements, and our current equipment is considered to be in good condition and suitable for the operations involved.

**Item 3.** ***Legal Proceedings***

See Note 13 of notes to consolidated financial statements.

**Item 4.** ***Submission of Matters to a Vote of Security Holders***

We did not submit any matters to a vote of security holders during the quarter ended December 31, 2004.

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

**Price Range of Common Stock**

Our common stock is traded on the New York Stock Exchange (Symbol: VRX). As of March 2, 2005, there were 5,584 holders of record of our common stock.

The following table sets forth the high and low sales prices of our common stock on the New York Stock Exchange — Composite Transactions reporting system.

| | 2004 | | 2003 | |
|---|---|---|---|---|
| Fiscal Quarters | High | Low | High | Low |
| First | $26.66 | $20.95 | $12.87 | $ 8.35 |
| Second | $26.81 | $16.25 | $17.35 | $ 7.72 |
| Third | $24.49 | $16.75 | $18.99 | $14.66 |
| Fourth | $27.37 | $22.40 | $25.85 | $17.25 |

**Dividend Policy**

The Board of Directors declared cash dividends of $0.0775 per share for each of the quarters during the years ended December 31, 2004 and 2003.

The Board of Directors will continue to review our dividend policy. The amount and timing of any future dividends will depend upon our financial condition and profitability, the need to retain earnings for use in the development of our business, contractual restrictions and other factors. We are restricted on the amount of dividends we can declare by covenants in the 7.0% senior notes due 2011.

**Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities**

In 2004, 2003 and 2002, we issued the following equity securities that were not registered under the Securities Act of 1933. In each instance, the securities were issued pursuant to the private placement exemptions under Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder, based on the securities being issued to a limited number of purchasers subject to restrictions on resale.

In November 2003, we issued $240.0 million aggregate principal amount of 3.0% convertible subordinated notes due 2010 and $240.0 million aggregate principal amount of 4.0% convertible subordinated notes due 2013 for an aggregate offering price of $480.0 million. The notes were issued as two series of notes under a single indenture among us, Ribapharm and the trustee. The convertible notes were sold to the underwriters, Banc of America Securities LLC, Goldman Sachs & Co., BNP Paribas and Wells Fargo Securities, LLC. The Company received net cash consideration of $423.9 million, which was net of underwriters' commissions of $13.2 million and a convertible note hedge and written call option of $42.9 million. The notes of both series are convertible into 15,184,128 shares of our common stock based on a conversion rate of 31.6336 shares per $1,000 principal amount of notes, subject to adjustment. Upon conversion, we will have the right to satisfy our conversion obligations by delivery, at our option, of either shares of our common stock, cash or a combination thereof.

In connection with the offering of the 3.0% and 4.0% convertible subordinated notes, we entered into convertible note hedge transactions with respect to our common stock. The transaction consisted of us purchasing a call option on 12,653,440 shares of our common stock at a strike price of $31.61 and selling a written call option on 12,653,440 shares of our common stock at $39.52. The net cost of the transaction was

$42.9 million. The convertible note hedge is expected to reduce the potential dilution from conversion of the notes.

In January 2003, we issued 41,305 unregistered shares valued at $0.5 million for consulting services rendered by non-employees.

In April 2002, we acquired Circe Biomedicals, Inc., a development stage company, for $25.9 million, of which $5.9 million was paid in cash and the balance in 629,849 unregistered shares of our common stock. The shares were registered under the Securities Act of 1933 in August 2002.

In February 2002, we acquired certain assets from CoolTouch Corporation, a provider of non-ablative cosmetic lasers, for 1,492,331 unregistered shares of our common stock valued at approximately $14.5 million. The shares were registered under the Securities Act of 1933 in August 2002.

## Item 6. *Selected Financial Data*

The following table sets forth certain consolidated financial data for the five years in the period ended December 31, 2004. The selected historical financial data for each of the years in the five year period ended December 31, 2004 were derived from the audited consolidated financial statements. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements included elsewhere in this Form 10-K.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (In thousands, except per share data) | | | | |
| Revenues: | | | | | |
| Product sales | $ 606,093 | $ 518,471 | $ 466,809 | $ 483,834 | $ 441,557 |
| Royalties | 76,427 | 167,482 | 270,265 | 136,989 | 155,100 |
| Total revenues | 682,520 | 685,953 | 737,074 | 620,823 | 596,657 |
| Costs and expenses: | | | | | |
| Cost of goods sold (excluding amortization) | 200,313 | 184,669 | 157,013 | 149,554 | 143,303 |
| Selling expenses | 196,567 | 166,707 | 164,103 | 137,938 | 129,882 |
| General and administrative expenses(1) | 98,566 | 111,532 | 366,530 | 81,065 | 88,012 |
| Research and development costs | 92,496 | 45,286 | 49,531 | 28,706 | 16,383 |
| Amortization expense | 59,303 | 38,577 | 30,661 | 28,733 | 27,590 |
| Restructuring charges(2) | 19,344 | — | — | — | — |
| Acquired in-process research and development(3) | 11,770 | 117,609 | — | — | — |
| Total expenses | 678,359 | 664,380 | 767,838 | 425,996 | 405,170 |
| Income (loss) from operations | 4,161 | 21,573 | (30,764) | 194,827 | 191,487 |
| Other income (loss), net including translation and exchange | 141 | 4,727 | 8,707 | 3,084 | (2,077) |
| Gain on sale of subsidiary stock(4) | — | — | 261,937 | — | — |
| Loss on early extinguishment of debt(5) | (19,892) | (12,803) | (25,730) | (32,916) | (4,962) |
| Interest income | 12,432 | 8,888 | 5,644 | 9,473 | 12,483 |
| Interest expense | (49,265) | (36,145) | (42,856) | (55,665) | (60,248) |
| Income (loss) from continuing operations before income taxes, and minority interest | (52,423) | (13,760) | 176,938 | 118,803 | 136,683 |
| Provision for income taxes(6) | 83,597 | 39,463 | 74,963 | 42,078 | 34,408 |
| Minority interest | 233 | 11,763 | 17,730 | 174 | (509) |
| Income (loss) from continuing operations | (136,253) | (64,986) | 84,245 | 76,551 | 102,784 |
| Income (loss) from discontinued operations, net of taxes(7) | (33,544) | 9,346 | (197,288) | (12,417) | (12,604) |
| Cumulative effect of change in accounting principle(8) | — | — | (21,791) | — | — |
| Net income (loss) | $ (169,797) | $ (55,640) | $ (134,834) | $ 64,134 | $ 90,180 |
| Per share information: | | | | | |
| Income (loss) from continuing operations — basic | $ (1.62) | $ (0.78) | $ 1.01 | $ 0.94 | $ 1.30 |
| Discontinued operations | (0.40) | 0.11 | (2.37) | (0.15) | (0.16) |
| Cumulative effect of change in accounting principle | — | — | (0.26) | — | — |
| Net income (loss) per share — basic | $ (2.02) | $ (0.67) | $ (1.62) | $ 0.79 | $ 1.14 |
| Income (loss) from continuing operations — diluted | $ (1.62) | $ (0.78) | $ 1.00 | $ 0.92 | $ 1.25 |
| Discontinued operations | (0.40) | 0.11 | (2.35) | (0.15) | (0.15) |
| Cumulative effect of change in accounting principle | — | — | (0.26) | — | — |
| Net income (loss) — diluted | $ (2.02) | $ (0.67) | $ (1.61) | $ 0.77 | $ 1.10 |
| Dividends declared per share of common stock | $ 0.31 | $ 0.31 | $ 0.31 | $ 0.30 | $ 0.29 |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents(9) | $ 222,590 | $ 410,019 | $ 202,647 | $ 317,011 | $ 155,205 |
| Working capital | 578,462 | 995,988 | 397,070 | 509,601 | 317,356 |
| Net assets (liabilities) of discontinued operations(7) | (8,162) | 8,263 | 153,762 | 267,482 | 240,939 |
| Total assets(7)(8) | 1,521,875 | 1,925,067 | 1,488,549 | 1,754,365 | 1,477,072 |
| Total debt(5) | 794,068 | 1,121,145 | 485,471 | 739,377 | 511,106 |
| Stockholders' equity(1)(2)(3)(4)(5)(6)(7)(8) | 476,223 | 605,361 | 703,690 | 810,717 | 757,194 |

See accompanying Notes to Selected Financial Data.

**Notes to Selected Financial Data:**

(1) We recorded $239,965,000 and $4,034,000 of non-recurring and other unusual charges, which are included in general and administrative expenses, for the years ended December 31, 2002 and 2001, respectively. The non-recurring and other unusual charges include compensation costs related to the change in control, severance costs, expenses incurred in connection with Ribapharm's initial public offering, write-off of certain assets, environmental clean-up costs and costs incurred in our proxy contests in 2002 and 2001.

(2) In the year ended December 31, 2004, we incurred an expense of $19,344,000 related to the manufacturing and rationalization plan. The manufacturing sites were tested for impairment in the second quarter of 2004, resulting in an impairment of asset value on three of the sites. Accordingly, we wrote these sites down to their fair value and recorded impairment charges of $18,000,000 and severance charges of $1,344,000 for the year ended December 31, 2004.

(3) In February 2004, we acquired from Amarin Corporation plc its United States-based subsidiary, Amarin, and all of that subsidiary's United States product rights. The total consideration paid for Amarin was $40,000,000. In August 2003, we repurchased the 20% publicly held minority interest in Ribapharm for an aggregate total purchase price of $207,658,000. In connection with these acquisitions, we expensed $11,770,000 and $117,609,000 in the years ended December 31, 2004 and 2003, respectively, associated with acquired in-process research and development on projects that, as of the acquisition date, had not yet reached technological feasibility and had no alternative future use.

(4) In April 2002, we completed an underwritten public offering of 29,900,000 shares of common stock, par value of $0.01 per share, of Ribapharm, previously a wholly-owned subsidiary, representing 19.93% of the total outstanding common stock of Ribapharm. In connection with Ribapharm's public offering, we recorded a gain on the sale of Ribapharm's stock of $261,937,000, net of offering costs.

(5) In May and July 2004, we repurchased $326,001,000 aggregate principal amount of our 6½% Convertible Subordinated Notes due 2008. In connection with these repurchases, we recorded a loss on early extinguishment of debt of $19,892,000 for the year ended December 31, 2004.

In November 2003, we completed an offering of $240,000,000 aggregate principal amount of 3.0% Convertible Subordinated Notes due 2010 and $240,000,000 aggregate principal amount of 4.0% Convertible Subordinated Notes due 2013. We used proceeds from this offering to retire $139,589,000 aggregate principal amount of our 6½% Convertible Subordinated Notes due 2008, resulting in a loss on early extinguishment of debt of $12,803,000. In December 2003, we issued $300,000,000 aggregate principal amount of 7.0% Senior Notes due 2011.

In April 2002, we used the proceeds of the Ribapharm offering to complete our tender offer and consent solicitation for all of our outstanding 8¾% Senior Notes due 2008. The repurchase of these notes resulted in a loss on extinguishment of debt of $43,268,000. In July and August 2002, we repurchased $59,410,000 principal amount of our 6½% Convertible Subordinated Notes due 2008. In connection with these repurchases, we recorded a gain on early extinguishment of debt of $17,538,000. The net loss on extinguishment of debt was $25,730,000 for the year ended December 31, 2002.

In July 2001, we issued $525,000,000 aggregate principal amount of 6½% Convertible Subordinated Notes due 2008. During 2001, we repurchased $117,559,000 aggregate principal amount of our outstanding 8¾% Senior Notes due 2008 and repurchased $190,645,000 aggregate principal amount of our 9¼% Senior Notes due 2005, resulting in a loss on early extinguishment of debt of $32,916,000.

During 2000, we repurchased $84,355,000 of our outstanding 9¼% Senior Notes due 2005 and $12,830,000 of our outstanding 8¾% Senior Notes due 2008. The repurchases generated a loss on early extinguishment of debt of $4,962,000.

(6) During the fourth quarter of 2004, we recorded a valuation allowance of $95,648,000 against our deferred tax asset to recognize the uncertainty of realizing the benefits of our accumulated U.S. net operating losses and research credits.

(7) During 2002, we made the decision to divest our Russian pharmaceuticals segment, biomedical segment, raw materials business and manufacturing capability in Central Europe, photonics business and Circe unit. This decision required us to evaluate the carrying value of the divested businesses in accordance with the Statement of Accounting Standard ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* As a result of the analysis, we recorded impairment charges of $160,010,000 (net of an income tax benefit of $48,193,000) in the year ended December 31, 2002. The results of operations and the financial position of the divested businesses have been reflected as discontinued operations.

(8) During 2002, we completed the transitional impairment test required by SFAS No. 142, *Goodwill and Other Intangible Assets.* As a result, we recorded an impairment loss of $25,332,000 offset by a benefit of $3,541,000 for the write-off of negative goodwill. The net amount of $21,791,000 has been recorded as a cumulative effect of change in accounting principle.

(9) We have reclassified our auction rate securities, previously classified as cash equivalents, as short-term investments on our consolidated balance sheet as of December 31, 2003 and 2002. This resulted in a reclassification from cash and cash equivalents to short-term investments of $463,962,000 and $42,537,000 as of December 31, 2003 and 2002, respectively.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Overview

We are a global, research-based specialty pharmaceutical company that discovers, develops, manufactures and markets a broad range of pharmaceutical products. We focus our greatest resources and attention principally on ten global brands in the therapeutic areas of neurology, infectious disease and dermatology. Our products are currently sold in more than 100 markets around the world, with our primary focus on ten key geographic regions: the United States, Canada, Mexico, the United Kingdom, France, Italy, Poland, Germany, Spain and China.

Our two primary value drivers are: a specialty pharmaceutical business with a global platform, and a research and development infrastructure with strong discovery, clinical development and regulatory capabilities. We believe that our global reach and fully integrated research and development capability make us unique among specialty pharmaceutical companies, and provide us with the ability to take compounds from discovery through the clinical stage and commercialize them in major markets around the world. In addition, we receive royalties from the sale of ribavirin by Schering-Plough and Roche, although such royalties represent a much smaller contribution to our revenues than they have in the past.

In its discussion of the material changes in our financial condition and results of operations between the reporting periods in the consolidated financial statements, management has sought to identify and, in some cases, quantify, the factors that contributed to such material changes. However, quantifying these factors may involve the presentation of numerical measures that exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with accounting principles generally accepted in the United States ("GAAP"). Management uses this information to assess material changes in our financial condition and results of operations and is providing it to assist investors and potential investors to understand these assessments. In each instance, such information is presented immediately following (and in connection with an explanation of) the most directly comparable financial measure calculated in accordance with GAAP, and includes other material information necessary to reconcile the information with the comparable GAAP financial measure.

### Specialty Pharmaceuticals

Specialty pharmaceutical product sales accounted for 89% and 76% of our total revenues from continuing operations for the years ended December 31, 2004 and 2003, respectively, and increased $87,622,000 (17%) in the year ended December 31, 2004 compared to the similar period in 2003. The increase in specialty pharmaceutical product sales was due to approximately a 7% increase in volume, a 6% increase due to changes in selling prices and a 4% favorable impact from foreign exchange rate fluctuations.

Our specialty pharmaceutical business focuses its efforts on ten global brands in our three therapeutic areas. Seven of these global brands are currently being marketed. Our future growth is expected to be driven primarily by growth of our existing products, the commercialization of new products and business development. Our seven global brands accounted for 23% and 21% of our specialty pharmaceutical product sales for the years ended December 31, 2004 and 2003, respectively. Sales of our global brands increased $26,982,000 (24%) in the year ended December 31, 2004 compared to the similar period in 2003. We have experienced generic challenges and other competition to our products, as well as pricing challenges through government imposed price controls and reductions, and expect these challenges to continue in 2005 and beyond.

### Research and Development

We seek to discover, develop and commercialize innovative products for the treatment of significant unmet medical needs, principally in the areas of infectious diseases and cancer. Our research and development activities are based upon accumulated expertise developed through over 30 years of research focused on the internal generation of novel molecules. These efforts led to the discovery and development of ribavirin, an antiviral drug that Schering-Plough and Roche market under separate licenses from us, and which is the source of our royalty income.

We are also developing a pipeline of product candidates, including three clinical stage programs, Viramidine, pradefovir (formerly called remofovir) and retigabine, which target large market opportunities. Viramidine is a pro-drug of ribavirin, for the treatment of chronic hepatitis C in treatment-naive patients in conjunction with a pegylated interferon. We are developing pradefovir as an oral once-a-day monotherapy for patients with chronic hepatitis B infection. With the acquisition of Xcel Pharmaceutical, Inc. ("Xcel") in March of 2005, another product candidate, retigabine, has been added to our pipeline. Retigabine is being developed as an adjunctive treatment for partial-on-set seizures in patients with epilepsy. We expect research and development expenses to increase in 2005.

**Ribavirin Royalties**

Ribavirin royalty revenues decreased $91,055,000 (54%) and accounted for 11% of our total revenues from continuing operations for the year ended December 31, 2004 as compared to 24% in 2003. The decline in ribavirin royalty revenues, and the decreasing contribution of royalties to our revenues, had been expected with the entry of generic ribavirin in the United States. We expect ribavirin royalties to be somewhat stable for several years since generics are unlikely to enter the major European countries and Japanese markets due to certain protections in those markets through 2009 and 2010, respectively, and would expect to see declines as a result of alternative therapies such as Viramidine when and if approved.

**Company Strategy**

We have undergone significant changes in our leadership, strategic direction and operations since 2002. In an effort to drive change, our stockholders elected new directors at our annual meetings in 2001 and 2002, resulting in a new Board composition and the appointment of a new senior management team. A three-part plan was initiated to restructure our company, transform the business and grow through innovation. We have made significant progress in the execution of this plan, including completion of our restructuring phase that entailed a divestiture program, the restructuring of the management team, the implementation of strong governance protocols and the strengthening of our research and development capability. The key elements of our strategy include the following:

*Targeted Growth of Existing Products.* We focus our business on ten key geographic regions, across three core therapeutic areas and ten global brands. We believe that our core therapeutic areas are positioned for further growth and that it is possible for a mid-sized company to attain a leadership position within these categories. Furthermore, we believe that our global brands have the potential for further worldwide penetration and above industry average growth rates. In addition, we intend to continue to market and sell, and selectively pursue life cycle management strategies for, our regional and local brands.

*Efficient Manufacturing and Supply Chain Organization.* Under our global manufacturing strategy announced in October 2003, we plan to reduce the number of manufacturing facilities from 15 to five by 2006, in order to increase capacity utilization and improve efficiencies. We have also undertaken a major process improvement initiative, affecting all phases of our operations, from raw material and supply logistics, to manufacturing, warehousing and distribution. We have made significant progress towards our plans of disposing of certain manufacturing sites and are currently actively marketing the sites to prospective buyers. The sites were tested for impairment, resulting in impairment of asset value on three of the sites. Accordingly, we wrote these sites down to their fair value and recorded an impairment charge of $18,000,000 for the year ended December 31, 2004. In addition, to the impairment charge, we recorded $1,344,000 in restructuring and impairment charges related to severance for the year ended December 31, 2004. See Note 4 of notes to consolidated financial statements for a discussion of the manufacturing restructuring plan.

*Development of New Products via Internal Research and Development Activities.* We seek to discover, develop and commercialize innovative products for the treatment of significant unmet medical needs, principally in the areas of infectious disease and cancer. We intend to combine our scientific expertise with advanced drug screening techniques in order to discover and develop new product candidates.

*Product Acquisitions.* We plan to selectively license or acquire product candidates, technologies and businesses from third parties which complement our existing business and provide for effective life cycle management of key products. We believe that our drug development expertise may allow us to recognize licensing opportunities and to capitalize on research initially conducted and funded by others. During 2004, we acquired the rights to three products indicated for the treatment of Parkinson's disease. See Note 2 of notes to consolidated financial statements for a discussion of these acquisitions.

### Results of Operations

We have four reportable specialty pharmaceutical segments comprising our pharmaceuticals operations in North America, Latin America, Europe and Asia, Africa and Australia. In addition, we have a research and development division. Certain financial information for our business segments is set forth below. This discussion of our results of operations should be read in conjunction with the consolidated financial statements included elsewhere in this document. For additional financial information by business segment, see Note 14 of notes to consolidated financial statements included elsewhere in this document.

The following table compares revenues by reportable segments and operating expenses for the years ended December 31, 2004, 2003 and 2002 (in thousands, except percentages):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | | (In thousands) | |
| **Revenues** | | | |
| Specialty pharmaceuticals: | | | |
| North America | $142,799 | $ 99,074 | $ 90,011 |
| Latin America | 151,726 | 136,008 | 135,527 |
| Europe | 253,748 | 232,031 | 189,925 |
| Asia, Africa, Australia | 57,820 | 51,358 | 51,346 |
| Total specialty pharmaceuticals | 606,093 | 518,471 | 466,809 |
| Ribavirin royalties | 76,427 | 167,482 | 270,265 |
| Total revenues | 682,520 | 685,953 | 737,074 |
| **Costs and Expenses** | | | |
| Cost of goods sold (excluding amortization) | 200,313 | 184,669 | 157,013 |
| Selling expenses | 196,567 | 166,707 | 164,103 |
| General and administrative expenses | 98,566 | 111,532 | 366,530 |
| Research and development costs | 92,496 | 45,286 | 49,531 |
| Acquired IPR&D | 11,770 | 117,609 | — |
| Restructuring charges | 19,344 | — | — |
| Amortization expense | 59,303 | 38,577 | 30,661 |
| Operating income (loss) | $ 4,161 | $ 21,573 | $(30,764) |
| Gross profit on product sales (excluding amortization) | $405,780 | $333,802 | $309,796 |
| Gross profit margin on product sales | 67% | 64% | 66% |

#### *Year Ended December 31, 2004 Compared to 2003*

*Specialty Pharmaceutical Revenues:* Specialty pharmaceutical product sales increased $87,622,000 (17%) for the year ended December 31, 2004 over 2003. The increases were led by continued improvements in sales of our global brands, which contributed $26,982,000 to the increase in product sales for the year ended December 31, 2004. In addition, favorable foreign currency exchange rates contributed $20,936,000 on a net basis to the increase in overall product sales for the year ended December 31, 2004 primarily due to the increase in the value of the Euro over the U.S. Dollar. Additionally, the Amarin acquisition contributed $15,100,000 to product sales in the year ended December 31, 2004.

In our North America pharmaceuticals segment, revenues for the year ended December 31, 2004 were $142,799,000 compared to $99,074,000 for 2003, an increase of $43,725,000 (44%). The increase reflects higher sales of Efudex® of $17,753,000 primarily related to the launch of a 40 gram product and sales of products related to the Amarin and Tasmar acquisitions of $17,491,000. Additionally, the increase in revenues in 2004 as compared to 2003 partially reflects depressed 2003 sales due to the inventory reduction program at our wholesalers in 2003, which was completed in April 2003. The increases are partially offset by a decrease in sales of Mestinon of $4,392,000, primarily due to generic competition.

In our Latin America pharmaceuticals segment, revenues for the year ended December 31, 2004 were $151,726,000 compared to $136,008,000 for 2003, an increase of $15,718,000 (12%). The increase was primarily due to price increases and in some cases lower discounts offered to wholesalers in the region aggregating $17,680,000, partially offset by a decrease in the value of currencies in the region as compared to the U.S. Dollar of $4,406,000. Revenues from Bedoyecta, which is our highest revenue product in Mexico, were $30,654,000 for 2004, an increase of $3,699,000 (14%) as compared to 2003.

In our Europe pharmaceuticals segment, revenues for the year ended December 31, 2004 were $253,748,000 compared to $232,031,000 for 2003, an increase of $21,717,000 (9%). The increase in the value of currencies in the region as compared to the U.S. Dollar contributed $21,082,000 to the increase in revenues in the region for the year ended December 31, 2004. Sales in Europe were negatively affected by government imposed price controls primarily in Spain, Germany and Italy, partially offset by an increase in sales in Poland and Central Europe.

In our Asia, Africa and Australia ("AAA") pharmaceuticals segment, revenues for the year ended December 31, 2004 were $57,820,000 compared to $51,358,000 for 2003, an increase of $6,462,000 (13%). The increase reflects higher sales of Nyal of $2,935,000 and an increase in the value of currencies in the region as compared to the U.S. Dollar of $2,563,000.

*Ribavirin Royalties:* Ribavirin royalties represent amounts earned under the license and supply agreements with Schering-Plough and Roche. Under a license and supply agreement, Schering-Plough licensed all oral forms of ribavirin for the treatment of chronic hepatitis C. We receive royalty fees from Roche under a license agreement on sale of Roche's version of ribavirin, Copegus, for use in combination with interferon alfa or pegylated interferon alfa.

Ribavirin royalties from Schering-Plough and Roche for the year ended December 31, 2004 were $76,427,000 compared to $167,482,000 for 2003, reflecting a decrease of $91,055,000 (54%). The decrease in ribavirin royalties include the effects of the launch of generic ribavirin in the United States and increasing competition between Schering-Plough and Roche. Approval of a generic form of oral ribavirin by the U.S. Food and Drug Administration ("FDA") in the United States was announced on April 7, 2004. Competition from generic pharmaceutical companies has had, and is expected to continue to have, a material negative impact on our royalty revenue. With respect to Schering-Plough, royalty rates increase in tiers based on increased sales levels in the United States. As a result of reduced sales, the likelihood of achieving the maximum effective royalty rate in the United States is diminished. With respect to Roche, under the license agreement, the introduction of generics in any market eliminates the obligation of Roche to pay royalties for sales in that market. Upon the entry of generics into the United States on April 7, 2004, Roche ceased paying royalties on sales in the United States. Schering-Plough announced its launch of a generic version of ribavirin. Under the license and supply agreement, Schering-Plough is obligated to pay us royalties for sales of their generic ribavirin.

We rely on a limited amount of financial information provided by Schering-Plough and Roche to estimate the amounts due to us under the royalty agreements. Based upon the information provided by Schering-

Plough for the fourth quarter of 2004, Schering-Plough's sales of Rebetol in the United States were negative. As a result of the uncertainty with royalties associated with sales of Rebetol in the United States, a reserve has been established for the potential impact of returns; however, due to the limited information provided by Schering-Plough, there can be no assurance that such amounts will be adequate to cover additional negative royalty amounts in future periods.

*Gross Profit Margin:* Gross profit margin on product sales for the year ended December 31, 2004 was 67% compared to 64% in 2003. The increase in gross profit margin is primarily due to an increase in sales in the North America region, which generates higher profit margins, and greater efficiencies in our global manufacturing and supply chain operations, partially offset by an increase in costs related to the manufacturing rationalization plan.

*Selling Expenses:* Selling expenses were $196,567,000 for the year ended December 31, 2004 compared to $166,707,000 for 2003, an increase of $29,860,000 (18%). As a percent of product sales, selling expenses were 32% for the years ended December 31, 2004 and 2003. Included in selling expenses for the year ended December 31, 2004 were severance charges of $3,611,000 related to a sales force reduction in Europe. The increase in selling expenses reflects our increased promotional efforts primarily in Europe, North America and Latin America and includes costs related to new product launches and unified promotional materials and campaigns for our global products.

*General and Administrative Expenses:* General and administrative expenses were $98,566,000 for the year ended December 31, 2004 compared to $111,532,000 for 2003, a decrease of $12,966,000 (12%). As a percent of product sales, general and administrative expenses were 16% for the year ended December 31, 2004 compared to 22% for 2003. Included in general and administrative expenses for the year ended December 31, 2004 were severance charges of $651,000 related to workforce reductions in Spain and $3,225,000 related to the settlement of a bondholder suit, partially offset by a $2,500,000 insurance refund. The decrease in general and administrative expenses was primarily due to reduced legal fees. While steps continue to be taken to more effectively manage legal costs, legal fees can vary from period to period based on the level of activity surrounding outstanding legal challenges.

*Research and Development:* Research and development expenses were $92,496,000 for the year ended December 31, 2004 compared to $45,286,000 for 2003, an increase of $47,210,000 (104%). The increase in research and development expenses was primarily attributable to the acceleration of clinical trials for Viramidine and pradefovir and costs associated with the completion of safety studies for Zelapar. We completed enrollment of two Phase 3 studies for Viramidine and a Phase 2 study for pradefovir. It is expected that research and development expenses will increase in 2005 compared to 2004 as progress continues with the clinical trials of Viramidine, pradefovir and retigabine.

*Acquired In-Process Research and Development:* In the year ended December 31, 2004, we incurred an expense of $11,770,000 associated with IPR&D related to the acquisition of Amarin that occurred in February 2004. In the year ended December 31, 2003, we incurred an expense of $117,609,000 associated with IPR&D related to the acquisition of Ribapharm. The amount expensed as IPR&D represents our estimate of fair value of purchased in-process technology for projects that, as of the acquisition date, had not yet reached technological feasibility and had no alternative future use. In connection with the Xcel acquisition we expect to expense approximately $125,000,000 as IPR&D in the first quarter of 2005.

*Restructuring and Impairment Charges:* In the year ended December 31, 2004, we incurred an expense of $19,344,000 related to the manufacturing and rationalization plan. We have made significant progress towards our plans of disposing of the manufacturing sites and are actively marketing the sites to prospective buyers. The sites were reassessed for impairment in the second quarter of 2004 because we accelerated our plan of disposing of the sites. This impairment analysis resulted in impairment of asset value on three of the sites. Accordingly, we wrote these sites down to their fair value and recorded an impairment charge of $18,000,000 for the year ended December 31, 2004. In addition to the impairment charge, we recorded $1,344,000 related to severance for the year ended December 31, 2004.

*Amortization:* Amortization expense was $59,303,000 for the year ended December 31, 2004 compared to $38,577,000 for 2003, an increase of $20,726,000 (54%). The increase was primarily due to amortization of intangibles related to the acquisitions of Ribapharm, Amarin and Tasmar of $16,327,000 for the year ended December 31, 2004. Additionally, we recorded impairment charges of $4,797,000 during the year ended December 31, 2004, primarily related to products sold in Italy for which the patent life was reduced by a decree by the Italian government.

*Other Income, Net, Including Translation and Exchange:* Other income, net, including translation and exchange was $141,000 for the year ended December 31, 2004 compared to $4,727,000 for 2003. In the year ended December 31, 2004, translation gains principally consisted of translation and exchange gains in Europe, AAA and Latin America of $908,000, partially offset by translation and exchange losses in North America of $767,000. Translation and exchange gains are primarily related to U.S. Dollar denominated assets and liabilities at our foreign currency denominated subsidiaries.

*Loss on Early Extinguishment of Debt:* Loss on early extinguishment of debt for the years ended December 31, 2004 and 2003 were $19,892,000 and $12,803,000, respectively, related to the repurchase of $326,001,000 and $139,589,000 aggregate principal amount of our 6½% Convertible Subordinated Notes due 2008, respectively.

*Interest Expense and Income:* Interest expense increased $13,120,000 during the year ended December 31, 2004 compared to 2003. The increase was due to the issuance of $480,000,000 aggregate principal amount of 3.0% and 4.0% Convertible Subordinated Notes and $300,000,000 aggregate principal amount of 7.0% Senior Notes in the fourth quarter of 2003. We repurchased all of our 6½% Convertible Subordinated Notes due 2008 in July 2004, which decreased interest expense in 2004. Interest income increased $3,544,000 during the year ended December 31, 2004 compared to 2003 due primarily to higher cash balances in our interest-bearing accounts during those periods.

*Income Taxes:* Our effective income tax rate for the year ended December 31, 2004 was a provision of 159% compared to a provision of 287% for 2003. Our effective tax rate for the year ended December 31, 2004 was affected significantly by an increase of $95,648,000 in the valuation allowance to recognize the uncertainty of realizing the benefits of the United States net operating losses and research credits. It was also affected by pre-tax losses resulting from restructuring and impairment charges of $19,344,000 and from a work force reduction in Europe of $4,262,000, for which we recorded a minimal tax benefit of $1,451,000 (7%). This minimal tax benefit reflects the uncertainty of the realization of tax benefits in some of the jurisdictions in which these charges were incurred. Additionally, we recorded a tax provision of $1,828,000 related to the settlement of a tax dispute with Puerto Rico in the year ended December 31, 2004. Excluding the effect of these items, the 2004 effective tax rate would have been 43%. The higher effective tax rate in 2004 reflects a shift in the mix of taxable income with more income from higher tax jurisdictions. Our effective tax rate for 2003 was affected by pre-tax losses resulting from the write-off of acquired IPR&D expenses in connection with the Ribapharm acquisition, which is not deductible for tax purposes. Excluding the effect of the acquired IPR&D write-off, the effective tax rate would have been 38% for the year ended December 31, 2003.

A majority of our deferred tax assets represent United States net operating losses and research credits. A valuation allowance was recorded in the fourth quarter for the entire domestic net deferred tax asset. The consolidated reporting group in the United States has been operating at a loss in recent quarters due to increased investments in research and development and lower royalties. Several strategies have been pursued that would enable us to utilize the net operating losses and other deferred tax assets. However, during the fourth quarter, we determined that one of the strategies that involved selling certain product rights to an unrelated party did not make economic sense at levels proposed and discontinued the effort. We believe the tax assets will be realized through the successful commercialization of Viramadine, however, there is insufficient objective evidence at this time to recognize these assets for financial reporting purposes. A minimum of $277,565,000 of future taxable income will need to be generated to realize the net operating losses and tax credits. Strategies that would cause the United States assets to be utilized sooner than 2008 without reliance on future operating income are being considered. The valuation allowance will be reduced in the future if the forecast for future taxable income is realized or other strategies are implemented. Ultimate realization of the benefit of the United States net operating losses and research credits is dependent upon us generating sufficient taxable income prior to their expiration.

Historically, there have not been significant differences between financial reporting pretax earnings and taxable income. Approximately, $168,800,000 of the United States net operating loss carryforwards arose from discontinued operations and the disposition of those operations that occurred during 2002 and 2003. Of the United States losses generated to date, $19,289,000 will expire in 2008. The remaining $231,000,000 begins to expire in 2023.

*Income (Loss) from Discontinued Operations:* Income (loss) from discontinued operations was a loss of $33,544,000 for the year ended December 31, 2004 compared to income of $9,346,000 for 2003. The loss in 2004 includes environmental charges of $16,000,000 related to a former operating site of our Biomedicals division, for which we retained the liability when we sold this business. The remaining portion relates to losses from our raw materials businesses and manufacturing capability in Central Europe. The income in 2003 includes a net gain on disposal of discontinued operations of $6,582,000 and income from discontinued operations of $2,764,000.

***Year Ended December 31, 2003 Compared to 2002***

*Specialty Pharmaceutical Revenues:* Overall, we experienced an increase in sales of pharmaceutical products of $51,662,000 (11%) for the year ended December 31, 2003 over 2002. Foreign currency contributed $22,105,000 on a net basis to the increase in overall product sales primarily due to the increase in the value of the Euro over the U.S. Dollar. Sales from our seven global brands increased $25,967,000 (28%) for the year ended December 31, 2003 over 2002, with 34% of this increase being attributed to increased sales of Mestinon worldwide. Generic competition entered the market in 2003 against Mestinon in the United States, but we continued to benefit by patent protection in Europe and the rest of the world.

In our North America pharmaceuticals segment, revenues for the year ended December 31, 2003 were $99,074,000 compared to $90,011,000 for 2002, an increase of $9,063,000 (10%). The increase was primarily due to the completion of an inventory reduction program at our wholesalers in 2003, which we began in June 2002 and completed in April 2003. This resulted in higher sales volume, especially in dermatological products and Mestinon. The growth in revenues was also attributable to product price increases in the U.S.

In our Latin America pharmaceuticals segment, revenues for the year ended December 31, 2003 were $136,008,000 compared to $135,527,000 for 2002, an increase of $481,000. Revenues in Latin America were affected by an 8% decrease in the value of currencies in the region aggregating $11,316,000. Excluding the impact of currencies compared to the U.S. Dollar, revenues in Latin America increased by 9%, with approximately 6% of the increase being due to price increases throughout the region. Additionally, revenues in 2003 benefited by volume increases in various products.

In our Europe pharmaceuticals segment, revenues for the year ended December 31, 2003 were $232,031,000 compared to $189,925,000 for 2002, an increase of $42,106,000 (22%). The increase in the value of currencies in the region as compared to the U.S. Dollar contributed $26,533,000 (63%) to the increase in revenues in the region. Additionally, excluding the effect of currencies, revenues in Poland increased $10,003,000 and revenues in Spain increased $3,083,000 primarily due to price increases and new product launches. Revenues in 2003 were negatively affected by the impact of German health care reform, reference-pricing litigation in Spain and price controls in Italy.

In our Asia, Africa and Australia, or AAA, pharmaceuticals segment, revenues for the year ended December 31, 2003 were $51,358,000 compared to $51,346,000 for 2002, an increase of $12,000. Revenues in AAA were affected by an increase in the value of currencies in the region of $4,202,000, offset by lower sales volume in several products including Fefol®, Coracten® and Reptilase®. Reptilase sales were negatively impacted by licensing and renewal issues, which have been resolved.

*Ribavirin Royalties:* Ribavirin royalties in 2002 represent amounts earned under the license and supply agreement with Schering-Plough and for fiscal 2003, under a license agreement with Roche in addition to the license and supply agreement with Schering Plough. Ribavirin royalties for the year ended December 31, 2003 from Schering-Plough and Roche were $167,482,000 compared to $270,265,000 for 2002, a decrease of $102,783,000 (38%). The decrease in royalties included the effects of increasing competition between Schering-Plough and Roche, and Schering-Plough's provision for estimated rebates on its U.S. sales of ribavirin and changes in trade inventory levels as reported to us by Schering-Plough.

*Gross Profit Margin:* Gross profit margin on product sales decreased to 64% for the year ended December 31, 2003 compared to 66% in 2002. The decrease in gross profit is primarily due to costs related to our manufacturing rationalization project incurred in 2003. These costs reflect the impact of accelerated depreciation charges of $1,609,000 and severance charges of $2,400,000 associated with the rationalization effort.

*Selling Expenses:* Selling expenses were $166,707,000 for the year ended December 31, 2003 compared to $164,103,000 for 2002, an increase of $2,604,000 (2%). The increase reflects our increased promotional efforts, mainly in Europe of $7,004,000 primarily related to the launch of Dermatix and the impact of changes in currencies, partially offset by a decrease in selling expenses in our North America pharmaceuticals segment of $2,650,000.

*General and Administrative Expenses:* General and administrative expenses were $111,532,000 for the year ended December 31, 2003 compared to $366,530,000 for 2002, a decrease of $254,998,000 (70%). Included in general and administrative expenses for the year ended December 31, 2002, are non-recurring and other unusual charges of $239,965,000, which primarily include: stock compensation costs related to the change of control under our Option Plan ($61,400,000); severance costs ($54,216,000); incentive compensation costs related to the accelerated vesting of restricted stock upon the change of control under our Long-Term Incentive Plan ($12,022,000); executive and director bonuses paid in connection with Ribapharm's public offering ($47,839,000); professional fees related to Ribapharm ($13,000,000); the write-off of ICN International AG capitalized offering costs ($18,295,000); the write-down of certain assets ($15,045,000); costs incurred in the 2002 proxy contest ($9,850,000); and environmental related expenses ($8,298,000).

The remaining decrease of $15,033,000 reflects a reduction in corporate general and administrative expenses of $22,458,000, which is mainly attributable to a decrease in legal expenses in 2003 and expenses incurred in the year ended December 31, 2002 related to severance costs, stock compensation and other charges other than those described above. The decrease was partially offset by an increase of $7,793,000 in Ribapharm's general and administrative expenses partially related to legal and professional fees incurred by Ribapharm in connection with the Ribapharm acquisition.

*Research and Development:* Research and development expenses for the year ended December 31, 2003 were $45,286,000 compared to $49,531,000 for 2002. The decrease is primarily attributable to the timing of costs associated with the clinical trials of Viramidine and pradefovir.

*Amortization Expense:* Amortization expense for the year ended December 31, 2003 was $38,577,000 compared to $30,661,000 for 2002. The increase is primarily related to amortization of intangibles related to the Ribapharm acquisition of $6,911,000.

*Other Income, Net, Including Translation and Exchange:* Other income, net, including translation and exchange, resulted in a gain of $4,727,000 for the year ended December 31, 2003, compared to a gain of $8,707,000 for 2002. In 2003, translation gains principally consisted of translation and exchange gains in Europe and AAA of $9,028,000 partially offset by translation and exchange losses in Canada of $4,450,000. Our translation and exchange losses are primarily related to U.S. Dollar denominated assets and liabilities at our foreign currency denominated subsidiaries.

*Gain on Sale of Subsidiary Stock:* In April 2002, we sold, through an underwritten public offering, 29,900,000 shares of common stock representing 20% of the total outstanding common stock of Ribapharm. In connection with the Ribapharm offering, we received net cash proceeds of $276,611,000 and recorded a gain on the sale of Ribapharm's stock of $261,937,000, net of offering costs in the year ended December 31, 2002.

*Loss on Early Extinguishment of Debt:* Loss on early extinguishment of debt for the year ended December 31, 2003 was $12,803,000 compared to $25,730,000 for 2002. In 2003, the entire loss on early extinguishment of debt related to the repurchase of $139,589,000 principal amount of our 6½% Convertible Subordinated Notes due 2008. In 2002, we recorded a loss on early extinguishment of debt of $43,268,000 related to a tender and consent solicitation for all of our outstanding 8¾% Senior Notes due 2008, partially offset by a gain on early extinguishment of debt of $17,538,000 on the repurchase of $59,410,000 principal amount of the 6½% Convertible Subordinated Notes due 2008.

*Interest Expense and Income:* Interest expense during the year ended December 31, 2003 decreased $6,711,000 compared to 2002. The decrease was due to repurchases of our 6½% Convertible Subordinated Notes in 2003 and 2002 and the redemption of our 8¾% Senior Notes in 2002. Due to the completion of our offering of $240,000,000 of 3.0% Convertible Subordinated Notes, $240,000,000 of 4.0% Convertible Subordinated Notes and $300,000,000 of 7.0% Senior Notes in November and December of 2003, interest income increased $3,244,000 during the year ended December 31, 2003 as compared to 2002. Interest income in 2003 includes $2,287,000 of interest received from the favorable arbitration verdict of the indigent patient dispute with Schering-Plough.

*Income Taxes:* Our effective income tax rate for the year ended December 31, 2003 was a negative 287% compared to 42% for 2002. Our negative effective tax rate for 2003 was primarily due to the pre-tax loss resulting from the write-off of acquired IPR&D expenses in connection with the Ribapharm acquisition, which is not deductible for tax purposes. Excluding the effect of the acquired IPR&D write-off, the 2003 effective tax rate would have been 38%, which is higher than the U.S. statutory rate of 35% due to non-deductible expenses primarily incurred in connection with the Ribapharm tender offer, net operating loss adjustments, and state tax and other items, partially off-set by lower tax rates in foreign tax jurisdictions. The effective tax rate for 2002 includes non-deductible expenses incurred and losses incurred by foreign subsidiaries for which we received no tax benefit.

*Minority Interest:* Minority interest was $11,763,000 and $17,730,000 for the years ended December 31, 2003 and 2002, respectively. Minority interest primarily relates to the minority shareholders' portion of the net income of Ribapharm. In connection with the Ribapharm acquisition, Ribapharm became a wholly owned subsidiary of us and we no longer record minority interest related to Ribapharm.

*Income (loss) from Discontinued Operations, Net of Taxes:* Income (loss) from discontinued operations relating to our Russian pharmaceuticals segment, biomedicals segment, raw materials businesses and manufacturing capabilities in Central Europe and photonics business (in 2002) was income of $9,346,000 for the year ended December 31, 2003 compared to a loss of $197,288,000 for 2002. In the year ended December 31, 2003, we recorded income from actual discontinued operations of $2,764,000 primarily related to our Russian pharmaceuticals segment and the biomedicals segment, partially offset by losses incurred in the Central Europe businesses. The Russian pharmaceutical segment and the biomedicals segment were sold in 2003 for a net gain on disposal of discontinued operations of $15,450,000, partially offset by additional impairment losses on the Central Europe businesses of $6,732,000. The loss for 2002 includes a net loss on disposal of discontinued operations of $160,010,000 due to impairments on our Russian pharmaceuticals business, photonics business and Circe and a net loss from actual discontinued operations of $37,278,000.

**Liquidity and Capital Resources**

Cash and marketable securities totaled $461,508,000 at December 31, 2004 compared to $873,981,000 at December 31, 2003. Working capital was $578,462,000 at December 31, 2004 compared to $995,988,000 at December 31, 2003. The decrease in working capital of $417,526,000 was primarily attributable to payments on long-term debt and notes payable of $342,157,000, the use of cash in the acquisition of Amarin, Tasmar and various other products rights of $76,284,000, partially offset by cash generated from operations of $17,918,000.

Cash provided by operating activities is expected to be our primary recurring source of funds in 2005. During the year ended December 31, 2004, cash provided by operating activities totaled $17,918,000 compared to $189,148,000 for 2003. Cash flow from operating activities for the year ended December 31, 2004 was negatively impacted by a decrease in royalty revenues and increased spending in research and development activities and cash losses incurred by our discontinued businesses. We expect to see the effects of lower royalty revenues and increased research and development in 2005 and 2006.

Cash provided by (used in) investing activities was $139,208,000 for the year ended December 31, 2004 compared to ($524,158,000) for 2003. In 2004, cash provided by investing activities consisted of net proceeds from investments of $225,880,000 and proceeds from the sale of assets of $12,088,000, partially offset by payments for the acquisition of Amarin, Tasmar and various other product rights of $76,284,000 and capital expenditures of $26,613,000. In 2003, net cash used in investing activities consisted of net purchases of investments of $419,500,000, payments for the acquisition of license rights, product lines and businesses of $192,923,000 related to the Ribapharm acquisition and capital expenditures of $17,606,000, partially offset by proceeds from investing activities in discontinued operations of $104,615,000 primarily related to net proceeds from the sale of the Russian pharmaceuticals segment and the Biomedicals Dosimetry business.

Cash used in financing activities was $354,549,000 for the year ended December 31, 2004, including payments on long-term debt and notes payable of $342,157,000, principally for the repurchase of the remaining portion of the 6½% Convertible Subordinated Notes due 2008, and cash dividends paid on common stock of $25,884,000, partially offset by proceeds received from the issuance of common stock of $13,492,000. In 2003, cash provided by financing activities was $531,365,000, including proceeds from the issuance of long-term debt and notes payable of $714,926,000, partially offset by payments on long-term debt and notes payable of $158,920,000 and cash dividends paid on common stock of $26,005,000.

In January 2004, we entered into an interest rate swap agreement with respect to $150,000,000 principal amount of our 7.0% Senior Notes due 2011. The interest rate on the swap is variable at LIBOR plus 2.41%. The effect of this transaction is to initially lower our effected interest rate by exchanging fixed rate payments for floating rate payments. On a prospective basis, the effective rate will float and correlate to the variable interest earned on our cash held. We continue to expect to retain minimum cash levels of between $100,000,000 and $150,000,000.

We have collateral requirements on an interest rate swap agreement and foreign currency hedges. The amount of collateral varies monthly depending on the fair value of the underlying swap contracts. As of December 31, 2004, we have collateral of $13,943,000 included in marketable securities and other assets related to these instruments.

In February 2004, we acquired from Amarin Corporation, plc ("Amarin plc") its United States-based subsidiary, Amarin Pharmaceuticals, Inc. ("Amarin"), and all of its United States product rights, which includes Permax® and a primary care portfolio with a broad range of indications. We also acquired in the transaction the rights to Zelapar, a late-stage candidate for the treatment of Parkinson's disease. The FDA issued an approvable letter for Zelapar, subject to the completion of two safety studies. We completed these studies and in late 2004 filed the final results of these studies with the FDA. We paid $38,000,000 in cash at the closing for the Amarin acquisition. Subsequent to the Amarin acquisition, we became aware of a significant amount of dated products in wholesaler channels. Under the terms of the original purchase agreement, Amarin plc was responsible for any excess inventory at wholesalers that existed at the date of acquisition. In September 2004, we entered into an amended purchase agreement with Amarin plc, which resolved Amarin plc's responsibility with respect to excess inventory at the wholesalers. Under the terms of the amended purchase agreement, we are no longer obligated to pay up to $8,000,000 in milestone payments, but paid an additional $2,000,000, which we expensed as research and development in 2004 related to Amarin plc's commitment to fund a portion of the Zelapar studies. We remain obligated to make the $10,000,000 milestone payment to the developer of Zelapar upon the attainment of specified sales thresholds. All other terms of the original purchase agreement remain substantially unchanged.

In April 2004, we acquired the worldwide rights, excluding the European Union to Tasmar® from Roche. Tasmar is indicated for the treatment of Parkinson's disease. Under the terms of the agreement, we paid $13,500,000 in cash, plus future additional royalty amounts. In September 2004, we acquired the European Union rights to Tasmar from Roche for $11,400,000 in cash, plus future royalties.

In May and July 2004, we repurchased $326,001,000 aggregate principal amount of our 6½% Convertible Subordinated Notes due 2008. Upon these repurchases, our wholly-owned subsidiary, Ribapharm, Inc., ceased being a co-obligor under our 3.0% Convertible Subordinated Notes due 2010, 4.0% Convertible Subordinated Notes due 2013 and the 7.0% Senior Notes due 2011. The repurchases of these notes resulted in a loss on extinguishment of debt of $19,892,000 for the year ended December 31, 2004.

Subsequent to December 31, 2004, investors in auction rate securities, were advised that under a recent interpretation of SFAS No. 95, *Statement of Cash Flows,* all auction rate securities should be classified as marketable securities and not cash and cash equivalents. As a result, we reviewed our investments in auction rate securities and concluded that we were in technical non-compliance with a covenant in the indenture governing our 7.0% Senior Notes. Upon realizing a technical non-compliance existed, we liquidated our holdings of auction rate securities at approximately the carrying value and cured the technical non-compliance.

On March 1, 2005, we acquired Xcel Pharmaceuticals, Inc., a specialty pharmaceutical company focused on the treatment of disorders of the central nervous systems for $280,000,000 in cash, plus expenses of approximately $5,000,000. Xcel's portfolio consists of four products that are sold within the United States, and a late-stage clinical product candidate, retigabine, being developed for commercialization in all major markets. Approximately $44,000,000 of the cash consideration was used to retire Xcel's outstanding long-term debt. The purchase price is subject to certain post-closing adjustments as set forth in the acquisition agreement.

In February 2005, we sold 8,280,000 shares of our common stock in a public offering, resulting in net proceeds of $189,777,600 after underwriting commissions and discounts. We used the proceeds to fund in part the Xcel acquisition. The remainder of the funds required for the Xcel transaction was provided by available cash on hand.

Management believes that our existing cash and cash equivalents and funds generated from operations will be sufficient to meet our operating requirements at least through December 31, 2005, and to provide cash needed to fund acquisitions, capital expenditures and our research and development program. While we have no current intent to issue additional debt or equity securities, we may seek additional debt financing or issue additional equity securities to finance future acquisitions or for other purposes. We fund our cash requirements primarily from cash provided by our operating activities. Our sources of liquidity are our cash and cash equivalent balances and our cash flow from operations.

Competition from generic pharmaceutical companies has had and is expected to continue to have a material negative impact on our royalty revenue. With respect to Schering-Plough, royalty rates increase in tiers based on increased sales levels. As a result of reduced sales, the likelihood of achieving the maximum effective royalty rate in the United States is diminished. With respect to Roche, under the license agreement, the introduction of generics in any market eliminates the obligation of Roche to pay royalties for sales in that market. Upon the entry of generics into the United States on April 7, 2004, Roche ceased paying royalties on sales in the United States.

While we have historically paid quarterly cash dividends, there can be no assurance that we will continue to do so in the future.

We currently have no product liability insurance for a majority of our products in the United States. In connection with the Amarin acquisition, we acquired product liability insurance for Permax, which coverage we expect to maintain, as a result of this product being subject to settled and pending product liability litigation. In connection with the Xcel transaction, we have maintained their product liability insurance while we evaluate the prospective need for such coverage for Xcel products and our existing products. While, to date, no material adverse claim for personal injury resulting from allegedly defective products has been successfully maintained against it, a substantial claim, if successful, could have a material adverse effect on our liquidity and financial performance. We maintain clinical trial insurance in major markets in which we conduct clinical trials.

### *Contractual Obligations*

The following table sets forth our obligations as of December 31, 2004, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

| | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | More Than 5 Years |
|---|---|---|---|---|---|
| Long-term debt obligations: | | | | | |
| 7.0% Senior Notes due 2011 | $ 298,833 | $ — | $ — | $ — | $298,833 |
| 3.0% Convertible Subordinated Notes due 2010 | 240,000 | — | — | — | 240,000 |
| 4.0% Convertible Subordinated Notes due 2013 | 240,000 | — | — | — | 240,000 |
| Other long-term debt | 14,549 | 243 | 557 | 486 | 13,263 |
| Interest payments | 276,600 | 37,800 | 75,600 | 75,600 | 87,600 |
| Lease obligations | 8,302 | 2,695 | 2,752 | 1,237 | 1,618 |
| Notes payable | 686 | 686 | — | — | — |
| Total cash obligations | $1,078,970 | $41,424 | $78,909 | $77,323 | $881,314 |

We do not use special purpose entities or other off-balance sheet financing techniques except for operating leases disclosed in the table above. We have no material commitments for purchases of property, plant and equipment and we expect that for 2005, such expenditures will approximate $40 to $50 million.

**Products in Development**

We expect our research and development expenses to increase in the future, of which a large percentage will be to support the continuing product development programs for Viramidine, pradefovir, Zelapar and retigabine. We expect that for 2005, we will spend approximately $60,000,000 on these product development programs.

For Viramidine, on January 20, 2005, we announced that we had completed enrollment in VISER 2, as well as an initial analysis of the sustained viral response ("SVR") information for our Viramidine Phase 2 proof-of-concept study compared to ribavirin. The results validate the study design by continuing to show that Viramidine demonstrates statistical comparable efficacy to ribavirin in SVR and a significantly reduced incidence of anemia.

The Viramidine Phase 2 study, conducted entirely in the United States, consisted of 180 treatment-naïve subjects with chronic hepatitis C. The study was an open-label, randomized, active control trial, with patients stratified by genotype only. The study consisted of four comparable treatment groups: Viramadine 400 mg BID (800 mg daily), Viramidine 600 mg BID (1200 mg daily), Viramidine 800 mg BID (1600 mg daily) and ribavirin 1000/1200 mg daily all in combination with peginterferon alfa-2a. Treatment duration was based on genotype, with genotypes two and three receiving 24 weeks of treatment and genotype one receiving 48 weeks of treatment, with a post-treatment follow-up period of 24 weeks. The 24-week follow-up period is considered the medically therapeutic standard evaluation of efficacy.

The final analyses of all Phase 2 data is expected to be presented at the European Association for the Study of the Liver Conference in April 2005. The Phase 2 trial has met its design objective by confirming the selection of the 600 mg BID dose used in the two pivotal Phase 3 trials. Our external research and development expenses for Viramidine were $31,164,000 for the year ended December 31, 2004 and $50,026,000 from inception through December 31, 2004.

For pradefovir, which is being developed for the treatment of hepatitis B, we have completed three Phase 1 clinical trials in a total of 87 healthy volunteers. A 48-week dose-ranging Phase 2 study in Asia and the United States began enrollment in July 2004 and completed enrollment in November 2004. Our external research and development expenses for pradefovir were $6,735,000 for the year ended December 31, 2004 and $19,857,000 (including a milestone payment of $2,100,000) from inception through December 31, 2004.

We acquired the rights to Zelapar, a late-stage candidate being developed as an adjunctive therapy in the treatment of Parkinson's disease, in the Amarin acquisition in February 2004. In late 2004, we submitted a complete response to an approvable letter from the FDA, following the completion of two safety studies. We received a response to our submission from the FDA that requires us to provide them with additional information. We expect to launch Zelapar in 2005. Our external research and development expenses for Zelapar were $4,832,000 for the year ended December 31, 2004.

We acquired the rights to retigabine, an adjunctive treatment for partial-onset seizures in patients with epilepsy, in the acquisition of Xcel Pharmaceuticals Inc. on March 1, 2005. For retigabine, we are scheduled to commence Phase 3 trials in 2005. Retigabine is believed to have a unique, dual-acting mechanism and has undergone several Phase 2 clinical trials in over 600 patients.

**Foreign Operations**

Approximately 81% and 78% of our revenues from continuing operations, which includes royalties, for the years ended December 31, 2004 and 2003, respectively, were generated from operations or earned outside the United States. All of our foreign operations are subject to risks inherent in conducting business abroad. See "Forward-Looking Statements."

**Inflation and Changing Prices**

We experience the effects of inflation through increases in the costs of labor, services and raw materials. We are subject to price control restriction on our pharmaceutical products in the majority of countries in which we operate. While we attempt to raise selling prices in anticipation of inflation, we operate in some markets which have price controls that may limit our ability to raise prices in a timely fashion. Future sales and gross profit will be reduced if we are unable to obtain price increases commensurate with the levels of inflation.

**Recent Accounting Pronouncements**

In March 2004, the EITF reached a consensus on Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* This Issue establishes impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. In September 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") EITF 03-1-1, which defers the effective date of a substantial portion of EITF 03-1 until such time as the FASB issues further implementation guidance. Adoption of this pronouncement is not expected to have an impact on our consolidated financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, *Inventory Costs — an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4.* SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, *Inventory Pricing,* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We are currently evaluating the effect of SFAS No. 151 on our consolidated financial statements.

In December 2004, the FASB issued FSP No. 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.* The American Jobs Creation Act of 2004 (the "Jobs Creation Act") was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs

Creation Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. We have not yet completed evaluating the impact of the repatriation provisions.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which replaces SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. We are required to adopt SFAS No 123R in the third quarter of fiscal 2005, beginning July 1, 2005. We are evaluating the requirements of SFAS No. 123R and expect that the adoption of SFAS No. 123R will have an impact on our consolidated results of operations and earnings per share. If we retain our current method of valuing and expensing options as previously reported in our pro forma disclosures required by SFAS No. 123, we estimate that pretax compensation expense for fiscal 2005 will increase by approximately $8,000,000.

## Critical Accounting Estimates

The consolidated financial statements appearing elsewhere in this document have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, we evaluate our estimates, including those related to product returns, collectibility of receivables, inventories, intangible assets, income taxes and contingencies and litigation. The actual results could differ materially from those estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

### *Revenue Recognition*

We recognize revenues from product sales when title and risk of ownership transfers to the customer. Revenues are recorded net of provisions for rebates, discounts and returns, which are established at the time of sale. Allowances for future returns of products sold to our direct and indirect customers, who include wholesalers, retail pharmacies and hospitals, are calculated as a percent of sales based on historical return percentages taking into account additional available information on competitive products and contract changes. We use third-party data to estimate the level of product inventories, expiration dating, and product demand at our major wholesalers. Based upon this information, adjustments are made to the accrual if deemed necessary. Actual results could be materially different from our estimates, resulting in future adjustments to revenue. For the year ended December 31, 2004, returns received were less than 3% of product sales. For the year ended December 31, 2004, the provision for sales returns was less than 4% of product sales. We conduct a review of the current methodology and assess the adequacy of the allowance for returns on a quarterly basis, adjusting for changes in assumptions, historical results and business practices, as necessary.

We earn ribavirin royalties as a result of sales of products by third-party licensees, Schering-Plough and Roche. Ribavirin royalties are earned at the time the products subject to the royalty are sold by the third party and is reduced by an estimate for discounts and rebates that will be paid in subsequent periods for those products sold during the current period. We rely on a limited amount of financial information provided by Schering-Plough and Roche to estimate the amounts due to us under the royalty agreements. While we believe the Schering-Plough agreement specifies that we are to be reimbursed based on net sales as determined under an accrual basis, we have recently become aware that Schering-Plough may be calculating reimbursements based on a method under which returns are deducted as incurred rather than on an accrual basis. Based upon the information provided by Schering-Plough for the fourth quarter of 2004, Schering-Plough's sales of Rebetol in the United States were negative. As a result of the uncertainty with royalties associated with sales of Rebetol in the United States, a reserve has been established for negative royalties caused by negative sales of Rebetol in the United States; however, due to the limited information provided by Schering-Plough, there can be no assurance that such amounts will be adequate to cover additional negative royalty amounts in future periods. Consistent with the agreement, we have hired an accounting firm to audit the royalty calculation.

*Sales Incentive*

We may offer sales incentives primarily in international markets, where typically no right of return exists except for goods damaged in transit, product recalls or for replacement of existing products due to packaging or labeling changes. In the United States market, our current practice is to offer sales incentives primarily in connection with launches of new products or changes of existing products where demand has not yet been established. We monitor and restrict sales in the United States market in order to limit wholesaler purchases in excess of their ordinary-course-of-business inventory levels. However, specific events such as the case of sales incentives described above or seasonal demand (e.g. antivirals during an outbreak) may justify purchases by wholesalers in excess of their ordinary course of business. Our revenue recognition policy on these types of purchases and on incentives in international markets is consistent with the policies described in the revenue recognition critical accounting policy.

*Income Taxes*

We operate in numerous countries where our income tax returns are subject to audit. Internal and external tax professionals are employed to minimize tax audit adjustments where possible. We consider the expected outcome of these audits in the calculation of our tax provision.

We assess whether it is more likely than not that we will realize the tax benefits associated with our deferred tax assets and establish a valuation allowance for assets that are not expected to result in a realized tax benefit. A significant amount of judgment is used in this process, including preparation of forecasts of future taxable income and evaluation of tax planning initiatives. If we revise these forecasts or determine that certain planning events will not occur, an adjustment to the valuation allowance will be made to tax expense in the period such determination is made. We increased the valuation allowance significantly in the fourth quarter of 2004 to recognize the uncertainty of realizing the benefits of the U.S. net operating losses and research credits.

Our U.S. tax returns for the period from 1997 to 2001 are currently being reviewed by the Internal Revenue Service. While we believe the review will not result in the returns being found to contain any substantive and material deficiencies, there can be no assurance that the Internal Revenue Service's findings will not have a material adverse effect on our reported effective tax rate and after-tax cash flows.

In 1999, we restructured our operations by contributing the stock of several non-United States subsidiaries to a wholly owned Dutch company. At the time of the restructuring, we intended to avail ourselves of the non-recognition provisions of the Internal Revenue Code to avoid generating taxable income on the inter-company transfer. One of the requirements under the non-recognition provisions was to file Gain Recognition Agreements with our timely filed 1999 U.S. Corporate Income Tax Return. We have recently discovered that although it was clearly our intent to file the Gain Recognition Agreements and we have operated as if such filings had been submitted, former management inadvertently omitted the Gain Recognition Agreements from our filing. In accordance with Treasury guidelines, a formal request has been made to the Internal Revenue Service to rule that reasonable cause existed for the failure to provide these agreements. While management is still evaluating the underlying values of the stock contributed, if the requested relief were to be denied and the matter could not otherwise be resolved favorably with the Internal Revenue Service, management believes the resulting cash tax obligation would be offset by a substantial portion of our accumulated tax loss carryforwards.

During the fourth quarter of 2004, legislation was passed (The American Jobs Creation Act of 2004). The legislation provides for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated to the United States. The range of reasonably possible amounts of unremitted earnings that is being considered for repatriation and the related potential range of income tax effects of such repatriation cannot be reasonably estimated at this time. We are evaluating the effects of this law, and are expecting to complete the evaluation and develop an appropriate plan of action during the first half of 2005.

***Impairment of Property, Plant and Equipment***

We evaluate the carrying value of property, plant and equipment in accordance with guidelines. In evaluating property, plant and equipment, we determine whether there has been impairment by comparing the anticipated undiscounted future cash flows expected to be generated by the property, plant and equipment with its carrying value. If the undiscounted cash flows is less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of the property, plant and equipment with its fair value. Fair value is generally based on a discounted cash flows analysis, independent appraisals or preliminary offers from prospective buyers.

***Valuation of Intangible Assets***

We periodically review intangible assets for impairment using an undiscounted net cash flows approach. We determine whether there has been impairment by comparing the anticipated undiscounted future operating income of the product line with its carrying value. If the undiscounted operating income is less than the carrying value, the amount of the impairment, if any, will be determined by comparing the value of each intangible asset with its fair value. Fair value is generally based on a discounted cash flows analysis.

We use a discounted cash flow model to value intangible assets acquired and for the assessment of impairment. The discounted cash flow model requires assumptions about the timing and amount of future cash inflows and outflows, risk, the cost of capital, and terminal values. Each of these factors can significantly affect the value of the intangible asset. We evaluated the businesses included in discontinued operations by comparing the carrying value of each intangible asset to their fair value, as determined using discounted cash flows analysis, appraisals, and purchase offers.

The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's judgment. Any changes in key assumptions about our businesses and their prospects, or changes in market conditions, could result in an impairment charge. Some of the more significant estimates and assumptions inherent in the intangible asset impairment estimated process include: the timing and amount of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal or regulatory.

***Purchase Price Allocation Including Acquired In-Process Research and Development***

The purchase price for the Amarin and Ribapharm acquisitions were allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Such a valuation requires significant estimates and assumptions, including but not limited to: determining the timing and expected costs to complete the in-process projects; projecting regulatory approvals; estimating future cash flows from product sales resulting from completed products and in-process projects; and developing appropriate discount rates and probability rates by project. We believe the fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. However, these assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Additionally, estimates for the purchase price allocations may change as subsequent information becomes available.

We value in-process research and development ("IPR&D") acquired in a business combination based on an approach consistent with the AICPA Practice Aid, *Assets Acquired in Business Combinations to be Used in Research and Development Activities: A Focus in Software, Electronic Devices and Pharmaceutical Industries.* The amounts expensed as acquired IPR&D represents an estimate of the fair value of purchased in-process technology for projects that, as of the acquisition date, had not yet reached technological feasibility and had no alternative future use. The data used to determine fair value requires significant judgment. The estimated fair values were based on our use of a discounted cash flow model (based on an estimate of future sales and an average gross profit margin of 66% and 85% for Amarin and Ribapharm, respectively). For each project, the estimated after-tax cash flows (using a tax rate of 40% and 25% for Amarin and Ribapharm, respectively) were probability weighted to take account of the stage of completion and the risks surrounding the successful development and commercialization. The assumed tax rates are our estimate of the effective tax rate for acquisitions of similar type of assets. These cash flows were then discounted to a present value using a discount rate of 20% and 15% for Amarin and Ribapharm, respectively. In addition, solely for the purposes of estimating the fair value of these IPR&D projects related to the acquisition of Ribapharm as of August 25, 2003, the following assumptions were made: (1) Future research and development costs of approximately $150,000,000 would be incurred to complete the IPR&D projects. These future costs are primarily for Phase III testing of Viramidine and Phase II and III testing of Pradefovir, and (2) the IPR&D projects, which were in various stages of development from Phase I to Phase II clinical trials, are expected to reach completion by the end of 2006. See Note 2 of notes to consolidated financial statements for a discussion of acquisitions.

The major risks and uncertainties associated with the timely and successful completion of these projects include the uncertainty of our ability to confirm the safety and efficacy of product candidates based on the data from clinical trials and of obtaining necessary regulatory approvals. In addition, no assurance can be given that the underlying assumptions we used to forecast the cash flows or the timely and successful completion of these projects will materialize as estimated. For these reasons, among others, actual results may vary significantly from the estimated results.

*Contingencies*

We are exposed to contingencies in the ordinary course of business, such as legal proceedings and business-related claims, which range from product and environmental liabilities to tax matters. In accordance with SFAS No. 5, *Accounting for Contingencies*, we record accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The estimates are refined each accounting period, as additional information is known. See Note 13 of notes to consolidated financial statements for a discussion of contingencies.

## Forward-Looking Statements

Except for the historical information contained herein, the matters addressed in this annual report on Form 10-K constitute "forward-looking statements." Forward-looking statements may be identified by the use of the words "anticipates," "expects," "intends," "plans," and variations or similar expressions. These forward-looking statements are subject to a variety of risks and uncertainties, including those discussed below and elsewhere in this annual report on Form 10-K, which could cause actual results to differ materially from those anticipated by the Company's management. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

## Risk Factors

Our short and long-term success is subject to a variety of risks and uncertainties, many of which are beyond our control. Our stockholders and prospective stockholders should consider carefully the following risk factors, in addition to other information contained in this annual report on Form 10-K. Our actual results could differ materially from these anticipated in this report as a result of various factors, including those set forth below.

***If we cannot successfully develop or obtain future products, our growth would be delayed.***

Our future growth will depend, in large part, upon our ability to develop or obtain and commercialize new products and new formulations of, or indications for, current products. We are engaged in an active research and development program involving compounds owned by us or licensed from others which we may commercially develop in the future. We are in clinical trials for Viramidine and pradefovir. The process of successfully commercializing products is time consuming, expensive and unpredictable. There can be no assurance that we will be able to develop or acquire new products, successfully complete clinical trials, obtain regulatory approvals to use these products for proposed or new clinical indications, manufacture our potential products in compliance with regulatory requirements or in commercial volumes, or gain market acceptance for such products. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections. It may be necessary for us to enter into other licensing arrangements, similar to our arrangements with Schering-Plough and Roche, with other pharmaceutical companies in order to market effectively any new products or new indications for existing products. There can be no assurance that we will be successful in entering into such licensing arrangements on terms favorable to us or at all.

On January 20, 2005, we announced that we have completed enrollment in VISER 2, a Phase 3 trial for Viramidine. Phase 3 is the last phase in a multi-phase clinical evaluation that may lead to the filing of a New Drug Application. There can be no assurance that our clinical trials for Viramidine will be successful, that we will be granted approval to market Viramidine for the indication we are seeking or that Viramidine will be a commercially successful product.

A substantial amount of the value of Xcel Pharmaceuticals is attributed to retigabine, which is being developed as an adjunctive treatment for partial-onset seizures in patients with epilepsy. Retigabine has completed Phase 2 studies and we expect to begin Phase 3 clinical trials in 2005. There can be no assurance that the clinical trials for retigabine will be successful, that we will be granted approval to market retigabine for the indication being sought or that retigabine will be a commercially successful product. If we do not obtain approval of retigabine, significant anticipated benefits of the Xcel acquisition, including revenue enhancements, would not be realized.

***The introduction of generic products has significantly impacted ribavirin royalties and may negatively impact our ability to finance research and development activities.***

While ribavirin royalty revenues earned by us under our ribavirin license agreements with Schering-Plough and Roche have declined, they still represent an important source of revenues to us. Schering-Plough markets ribavirin for use in combination with its interferon product under the trade name "Rebetol" as a therapy for the treatment of hepatitis C and Roche markets ribavirin for use in combination with its interferon product under the name "Copegus." Under the terms of their license agreements, Schering-Plough and Roche each have sole discretion to determine the pricing of ribavirin and the amount and timing of resources devoted to their respective marketing of ribavirin.

Competition from generic pharmaceutical companies in the U.S. market has had a material negative impact on our royalty revenue beginning in 2004 by significantly reducing royalties payable to us by Schering-Plough and eliminating royalties payable to us by Roche in the U.S. market. Our research and development activities have historically been funded by the royalties received from Schering-Plough and Roche. Prospectively, substantially greater reliance on the profitability of the specialty pharmaceutical business will be required.

Although our financial planning has included an expectation of the erosion of royalty revenue due to generic competition for ribavirin in the United States, a greater-than-expected erosion of royalties from the United States, or a significant decrease in royalties from expected levels for markets other than the United States, could negatively impact our ability to finance research and development and other activities.

We rely on a limited amount of financial information provided by Schering-Plough and Roche to estimate the amounts due to us under the royalty agreements. While we believe the Schering-Plough agreement specifies that we are to be reimbursed based on net sales as determined under an accrual basis, we have recently become aware that Schering-Plough may be calculating reimbursements based on a method under which returns are deducted as incurred rather than on an accrual basis. Based upon the information provided by Schering-Plough for the fourth quarter of 2004, Schering-Plough's sales of Rebetol in the United States were negative. As a result of the uncertainty with royalties associated with sales of Rebetol in the United

States, a reserve has been established for negative royalties caused by negative sales of Rebetol in the United States; however, due to the limited information provided by Schering-Plough, there can be no assurance that such amounts will be adequate to cover additional negative royalty amounts in future periods.

Various parties are opposing our ribavirin patents in actions before the European Patent Office, and we are responding to these oppositions. While data exclusivity for the combination therapies marketed by Schering-Plough and Roche is scheduled to continue in the major markets of the European Union until 2009 for Schering-Plough and 2012 for Roche, regulatory approvals and schemes may change and/or studies regarding ribavirin in combination with interferon may be replicated, allowing earlier introduction of generics into such markets should the patent opposition be successful.

***If our focus on the development of Viramidine does not result in an approved and commercially successful product, our business will be adversely affected.***

We focus our research and development activities on areas in which we have particular strengths, particularly antivirals. The outcome of any development program is highly uncertain. Although Viramidine appears promising and has advanced to Phase 3 clinical trials, it may yet fail to yield a commercial product. Success in preclinical and early stage clinical trials may not necessarily translate into success in large-scale clinical trials. Further, to be successful in clinical trials, increased investment will be necessary, which will adversely affect short-term profitability.

In addition, we will need to obtain and maintain regulatory approval in order to market Viramidine. Even if Viramidine appears promising in large-scale Phase 3 clinical trials, regulatory approval may not be achieved. The results of clinical trials are susceptible to varying interpretations that may delay, limit or prevent approval or result in the need for post-marketing studies. In addition, changes in regulatory policy for product approval during the period of product development and FDA review of a new application may cause delays or rejection. Even if we receive regulatory approval, this approval may include limitations on the indications for which we can market the product. There is no guarantee that we will be able to satisfy the needed regulatory requirements, and we may suffer a significant reduction from planned revenue as a result.

***As we develop and commercialize new products, we will have to incur a sizeable amount of research and development expenses to advance such products through the clinical trial and regulatory approval process. Such expenditures will have a negative effect on earnings and cash flows when incurred.***

As of March 2005, we are in clinical trials with three products, Viramidine, pradefovir and retigabine. These clinical trials require significant research and development expenditures. We completed enrollment of two Phase 3 studies being conducted for Viramidine in January 2005 and a Phase 2 study for pradefovir in November 2004. We expect that research and development expenses will increase in 2005 compared to 2004 as progress continues with the clinical trials of Viramidine and pradefovir. The increased amount of research and development expenses will negatively impact our earnings and cash flows. Additionally, retigabine is expected to begin Phase 3 clinical trials in 2005. We will incur significant additional research and development expenses in connection with Phase 3 studies for retigabine.

***Third parties may be able to sell generic forms of our products or block our sales of our products if our intellectual property rights or data exclusivity rights do not sufficiently protect us; patent rights of third parties may also be asserted against us.***

Our success depends in part on our ability to obtain and maintain meaningful exclusivity protection for our products and product candidates in key markets throughout the world via patent protection and/or data exclusivity protection. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. We will be able to protect our products from generic substitution by third parties only to the extent that our technologies are covered by valid and enforceable patents, effectively maintained as trade secrets or are protected by data exclusivity. However, our currently pending or future patent applications may not issue as patents. Any patent issued may be challenged, invalidated, held unenforceable or circumvented. Furthermore, our patents may not be sufficiently broad to prevent third parties from producing generic substitutes for our products. Lastly, data exclusivity schemes vary from country to country and may be limited or eliminated as governments seek to reduce pharmaceutical costs by increasing the speed and ease of approval of generic products.

In order to protect or enforce patent and/or data exclusivity rights, we may initiate patent litigation against third parties, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property and data exclusivity actions are costly and divert technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceeding, resulting in a finding of non-infringement or invalidity of our patents, or a lack of protection via data exclusivity, may allow entry of generic substitutes for our products.

Furthermore, because of the substantial amount of discovery required in connection with such litigation, there is a risk that some of our confidential information could be compromised by disclosure during such litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our securities.

The existence of a patent will not necessarily protect us from competition. Competitors may successfully challenge our patents, produce similar drugs that do not infringe our patents or produce drugs in countries that do not respect our patents. No patent can protect its holder from a claim of infringement of another patent. Therefore, our patent position cannot and does not provide an assurance that the manufacture, sale or use of products patented by us would not infringe a patent right of another.

While we know of no actual or threatened claim of infringement that would be material to us, there can be no assurance that such a claim will not be asserted. If such a claim is asserted, there can be no assurance that the resolution of the claim would permit us to continue producing the relevant product on commercially reasonable terms.

***Obtaining necessary government approvals is time consuming and not assured.***

FDA approval must be obtained in the United States and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans. Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Numerous requirements must be satisfied, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. No assurance can be given that we will obtain approval in the United States, or any other country, of any application we may submit for the commercial sale of a new or existing drug or compound. Nor can any assurance be given that if such approval is secured, the approved labeling will not have significant labeling limitations, or that those drugs or compounds will be commercially successful.

The FDA and other regulatory agencies in other countries also periodically inspect manufacturing facilities both in the United States and abroad. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions, manufacturing interruptions, costly corrective actions, injunctions, adverse publicity against us and our products, refusal to renew marketing applications, and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent or delay us from obtaining future regulatory approvals or jeopardize existing approvals.

***Difficulties with acquisitions could have a material adverse impact on our future growth.***

We intend to pursue a strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations. There can be no assurance that we will successfully complete or finance any future acquisition or investment or that any acquisitions that we do complete will be completed at prices or on terms that prove to be advantageous to us. Failure in integrating the operations of companies that we have acquired or may acquire in the future may have a material adverse impact on our future growth and success.

***If competitors develop vaccines or more effective or less costly drugs for our target indications, our business could be seriously harmed.***

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Viramidine and many of the drugs that we are attempting to discover will be competing with new and existing therapies. Many companies in the United States and abroad are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. For example, Human Genome Sciences, Inc. submitted an investigational new drug application with the FDA in October 2000 and is currently conducting a Phase 2 human clinical trial of Albuferon for treatment of hepatitis C. If Albuferon or other therapies that do not incorporate the use of our products prove to be a more effective treatment for hepatitis C than the combination therapy involving ribavirin, then our royalty revenues from ribavirin could significantly decrease, and we may not realize any revenues from Viramidine. In addition, there are institutions engaged in research on the development of a vaccine to prevent hepatitis C. The availability of such a vaccine could have a material adverse effect on our revenues from sales of products treating hepatitis C.

Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. Many of our competitors spend significantly more on research and development related activities than we do. Others may succeed in developing products that are more effective than those currently marketed or proposed for development by us. Progress by other researchers in areas similar to those being explored by us may result in further competitive challenges. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products. They may also establish exclusive collaborative or licensing relationships with our competitors.

Products under development may include, but are not limited to:

- Inferferons or immunomodulators being developed by Human Genome Sciences, Inc., InterMune, Inc., Intarcia Therapeutics, Inc., SciClone Pharmaceuticals, Inc., Anadys, and Coley Pharmaceuticals Group, Inc.;
- IMPDH inhibitors being developed by Roche and Vertex Pharmaceuticals Incorporated; and
- Protease or polymerase inhibitors being developed by Boehringer Ingelheim, Vertex Pharmaceuticals Incorporated, Schering-Plough, Wyeth/Viropharma Inc. and Idenix Pharmaceuticals, Inc.

In addition to the aforementioned corporations involved in HCV research and development, other companies engaged in HCV research activities similar to our research activities include Abbott Laboratories, Pfizer, Inc., GlaxoSmithKline plc, Merck & Co., Inc. and Novartis AG.

***If our products are alleged to be harmful, we may not be able to sell them and we may be subject to product liability claims not covered by insurance.***

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products. Using our drug candidates in clinical trials also exposes us to product liability claims. These risks will expand with respect to drugs, if any, that receive regulatory approval for commercial sale. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from our products. While to date no material adverse claim for personal injury resulting from allegedly defective products, including ribavirin, has been successfully maintained against us, a substantial claim, if successful, could have a material negative impact on us.

In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages. We currently do not have insurance against product liability risks for most of our commercially developed products. Insurance is expensive and, if we seek such insurance in the future, it may not be available on acceptable terms. Even if obtained, insurance may not fully protect us against potential product liability claims.

We currently maintain clinical trial insurance in the major markets in which we conduct clinical trials. There is no assurance, however, that such insurance will be sufficient to cover all claims.

***We are involved in various legal proceedings that could adversely affect us.***

We are involved in several legal proceedings, including those described in Note 13 of notes to the consolidated financial statements. Defending against claims and any unfavorable legal decisions, settlements or orders could have a material adverse effect on us.

***Existing and future audits by, or other disputes with, taxing authorities may not be resolved favorably for us.***

Our income tax returns are currently subject to audit in various jurisdictions. Existing and future audits by, or other disputes with, taxing authorities may not be resolved favorably for us. For instance, our U.S. tax returns for the period from 1997 to 2001 are currently being reviewed by the Internal Revenue Service. While we believe the review will not result in a material adjustment to reported results, there can be no assurance that the Internal Revenue Service's findings will not have a material adverse effect on our reported effective tax rate and after-tax cash flows.

In 1999, we restructured our operations by contributing the stock of several non-United States subsidiaries to a wholly owned Dutch company. At the time of the restructuring, we intended to avail ourselves of the non-recognition provisions of the Internal Revenue Code to avoid generating taxable income on the inter-company transfer. One of the requirements under the non-recognition provisions was to file Gain Recognition Agreements with our timely filed 1999 U.S. Corporate Income Tax Return. We recently discovered that although it was clearly our intent to file the Gain Recognition Agreements and we have operated as if such filings had been submitted, our former management inadvertently omitted the Gain Recognition Agreements from our filing. In accordance with Treasury guidelines, a formal request has been made to the Internal Revenue Service to rule that reasonable cause existed for the failure to provide these agreements. While we are still evaluating the underlying values of the stock contributed, if the requested relief were to be denied and the matter could not otherwise be resolved favorably with the Internal Revenue Service, we believe there would be no near-term cash impact as the gain would likely offset a substantial portion of our accumulated tax loss carryforwards; however, the impact to net income in the period such obligation became probable would be material.

***Our flexibility in maximizing commercialization opportunities for our compounds may be limited by our obligations to Schering-Plough.***

In November 2000, we entered into an agreement that provides Schering-Plough with an option to acquire the rights to up to three of our products intended to treat hepatitis C that they designate prior to our entering into Phase 2 clinical trials and a right for first/last refusal to license various compounds we may develop and elect to license to others. Viramidine was not subject to the option of Schering-Plough, but it would be subject to their right of first/last refusal if we elected to license it to a third party. In addition, the agreement provides for certain other disclosures about our research and development activities. The interest of potential collaborators in obtaining rights to our compounds or the terms of any agreements we ultimately enter into for these rights may be impacted by our agreement with Schering-Plough. A commercialization partner other than Schering-Plough might have otherwise been preferable due to that potential partner's strength in a given disease area or geographic region or for other reasons.

*We are subject to uncertainty related to health care reform measures and reimbursement policies.*

The levels at which government authorities, private health insurers, HMOs and other organizations reimburse the costs of drugs and treatments related to those drugs will have an effect on the successful commercialization of our drug candidates. We cannot be sure that reimbursement in the United States or elsewhere will be available for any drugs we may develop or, if already available, will not be decreased in the future. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our drugs. If reimbursement is not available or is available only to limited levels, we may not be able to obtain a satisfactory financial return on the manufacture and commercialization of existing and any future drugs. Consequently, significant uncertainty exists as to the reimbursement status of approved health care products. Third-party payors may not establish and maintain price levels sufficient for us to realize an appropriate return on our investment in product development or our continued manufacture and sale of existing drug products.

*If our nucleoside analog library is destroyed because of an earthquake or other disaster, our research and development program may be seriously harmed.*

The laboratory books and the compounds that comprise our nucleoside analog library are all located at our headquarters in Costa Mesa, California, near areas where earthquakes have occurred in the past.

There are duplicate copies of laboratory books off-premises, but there are no backup copies of the product candidates we are currently developing. No duplicate copies of our nucleoside analog library exist because making copies would be prohibitively expensive and the library has not been moved off-site because our scientific staff is currently in the process of screening it. Our ability to develop potential product candidates from our nucleoside analog library would be significantly impaired if these compounds were destroyed in an earthquake, fire or other disaster. Any insurance we maintain may not be adequate to cover our losses.

*Dependence on key personnel leaves us vulnerable to a negative impact if they leave.*

We believe that our continued success will depend to a significant extent upon the efforts and abilities of the key members of management. The loss of their services could have a negative impact on us.

In addition, our research and development effort depends upon the principal members of our scientific staff. Our success depends upon our ability to attract, train, motivate and retain qualified scientific personnel. Qualified personnel are in great demand throughout the biotechnology and pharmaceutical industries. We may not be able to attract additional personnel or retain existing employees.

*Our third-party manufacturers' failure to comply with FDA regulations could cause interruption of the manufacture of our products.*

We have contracted with third parties to manufacture some of our drug products, including products under the rights acquired from other pharmaceutical companies. Our manufacturers are required to adhere to current good manufacturing ("cGMP") regulations enforced by the FDA or similar regulations required by regulatory agencies in other countries. Compliance with the FDA's cGMP requirements applies to both drug products seeking regulatory approval and to approved drug products. The manufacturing facilities of our contract manufacturers must be inspected and found to be in full compliance with cGMP standards before approval for marketing. Contract manufacturers of our approved products are subject to ongoing regulation by the FDA, including compliance with cGMP requirements.

Our dependence upon others to manufacture our products may adversely affect our profit margins and our ability to develop and obtain approval for our products on a timely and competitive basis, if at all. Failure for our contract manufacturers to comply with cGMP regulations can result in enforcement action by the FDA, including, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution. In addition, delays or difficulties with our contract manufacturers in producing, packaging, or distributing our products could adversely affect the sales of our current products or introduction of other products.

Schering-Plough manufactures and sells ribavirin under license from us. In May 2002, Schering-Plough signed a consent decree of permanent injunction with the FDA, agreeing to measures to assure that the drug products manufactured at their Puerto Rico plant are made in compliance with FDA's current good manufacturing practice regulations. While Schering-Plough has advised us that the deficiencies were not specifically applicable to the production of ribavirin, the consent decree covers the facility producing ribavirin. Schering-Plough's ability to manufacture and ship ribavirin could be affected by temporary interruption of some production lines to install system upgrades and further enhance compliance, and other technical production and equipment qualification issues. If the FDA is not satisfied with Schering-Plough's compliance under the consent decree, the FDA could take further regulatory actions against Schering-Plough, including the seizure of products, an injunction against further manufacture, a product recall or other actions that could interrupt production of ribavirin. Interruption of ribavirin production for a sustained period of time could materially reduce our royalty revenue.

***Our business, financial condition and results of operations are subject to risks arising from the international scope of our operations.***

We conduct a significant portion of our business outside the United States. Including ribavirin royalties, approximately 81% and 78% of our revenue was generated outside the United States during the year ended December 31, 2004 and 2003, respectively. We sell our pharmaceutical products in 128 countries around the world and employ approximately 4,300 individuals in countries other than the United States. The international scope of our operations may lead to volatile financial results and difficulties in managing our operations because of, but not limited to, the following:

- difficulties and costs of staffing, severance and benefit payments and managing international operations;
- exchange controls, currency restrictions and exchange rate fluctuations;
- unexpected changes in regulatory requirements;
- the burden of complying with multiple and potentially conflicting laws;
- the geographic, time zone, language and cultural differences between personnel in different areas of the world;
- greater difficulty in collecting accounts receivables in and moving cash out of certain geographic regions;
- the need for a significant amount of available cash from operations to fund our business in a number of geographic and economically diverse locations; and
- political, social and economic instability in emerging markets in which we currently operate.

***Many of our key processes, opportunities and expenses are a function of national and/or local government regulation. Significant changes in regulations could have a material adverse impact on our business.***

The process by which pharmaceutical products are approved is lengthy and highly regulated. We have developed expertise in managing this process in the many markets around the world. Our multi-year clinical trials programs are planned and executed to conform to these regulations, and once begun, can be difficult and expensive to change should the regulations regarding approval of pharmaceutical products significantly change.

In addition, we depend on patent law and data exclusivity to keep generic products from reaching the market before we have obtained our targeted return on our investment in the discovery and development of our products. In assessing whether we will invest in any development program, or license a product from a third party, we assess the likelihood of patent and/or data exclusivity under the laws and regulations then in effect. If those schemes significantly change in a large market, or across many smaller markets, our ability to protect our investment may be adversely affected.

Appropriate tax planning requires that we consider the current and prevailing national and local tax laws and regulations, as well as international tax treaties and arrangements that we enter into with various government authorities. Changes in national/local tax regulations, or changes in political situations may limit or eliminate the effects of our tax planning.

***Due to the large portion of our business conducted outside the United States, we have significant foreign currency risk.***

We sell products in many countries that are susceptible to significant foreign currency risk. In some of these markets we sell products for U.S. Dollars. While this eliminates our direct currency risk in such markets, it increases our credit risk because if a local currency is devalued significantly, it becomes more expensive for customers in that market to purchase our products in United States Dollars. In 2004, we entered into foreign currency hedge arrangements to hedge a portion of our exposure against variability in the Euro. We continue to evaluate the possibility of entering into additional hedge arrangements.

***We are subject to price control restrictions on our pharmaceutical products in the majority of countries in which we operate.***

There is a risk that other jurisdictions may enact price control restrictions, and that the restrictions that currently exist may be increased. A significant portion of the sales of our products are in Europe, a market in which price increases are controlled, and in some instances, reductions are imposed. Our future sales and gross profit could be materially adversely affected if we are unable to obtain appropriate price increases, or if our products are subject to price reductions.

***Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds.***

We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. In the event of contamination or injury, we could be held liable for damages that result. Any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with, or any potential violation of, these laws and regulations could be significant. Any insurance we maintain may not be adequate to cover our losses.

***Our stockholder rights plan and anti-takeover provisions of our charter documents could provide our board of directors with the ability to delay or prevent a change in control of us.***

Our stockholder rights plan, provisions of our certificate of incorporation and provisions of the Delaware General Corporation Law provides our board of directors with the ability to deter hostile takeovers or delay, deter or prevent a change in control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

## Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our business and financial results are affected by fluctuations in world financial markets. We evaluate our exposure to such risks on an ongoing basis, and seek ways to manage these risks to an acceptable level, based on management's judgment of the appropriate trade-off between risk, opportunity and cost. We do not hold any significant amount of market risk sensitive instruments whose value is subject to market price risk. Our significant foreign currency exposure relates to the Euro, the Mexican Peso, the Polish Zloty, the Swiss Franc and the Canadian Dollar. We seek to manage our foreign currency exposure by maintaining the majority of cash balances at foreign subsidiaries in U.S. Dollars and through operational means by managing local currency revenues in relation to local currency costs. We are currently taking steps to mitigate the impact of foreign currency on the income statement, which include hedging our foreign currency exposure. In March and June 2004, we entered into foreign currency hedge transactions to reduce our exposure to variability in the Euro.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk and are not discussed or quantified in the following analysis. At December 31, 2004, the fair value of our financial instruments was as follows (in thousands):

| Description | Notional/ Contract Amount | Assets (Liabilities) Carrying Value | Assets (Liabilities) Fair Value |
|---|---|---|---|
| Forward contracts | $ 44,760 | $ (5,630) | $ (5,630) |
| Interest rate swaps | 150,000 | (1,167) | (1,167) |
| Outstanding debt | 780,000 | (780,000) | (836,000) |

We currently do not hold financial instruments for trading or speculative purposes. Our financial assets are not subject to significant interest rate risk due to their short duration. At December 31, 2004, we had $14,548,000 of foreign denominated variable rate debt that would subject it to both interest rate and currency risks. In January 2004, we entered into an interest rate swap agreement with respect to $150,000,000 principal amount of our 7.0% Senior Notes. A 100 basis-point increase in interest rates affecting our financial instruments would not have had a material effect on our 2004 pretax earnings. In addition, we had $780,000,000 of fixed rate debt as of December 31, 2004, that requires U.S. Dollar repayment. To the extent that we require, as a source of debt repayment, earnings and cash flow from some of our units located in foreign countries, we are subject to risk of changes in the value of certain currencies relative to the U.S. Dollar. However, the increase of a 100 basis-points in interest rates would have reduced the fair value of our remaining fixed-rate debt instruments by approximately $47,000,000 as of December 31, 2004.

We estimated the sensitivity of the fair value of our derivative foreign exchange contracts to a hypothetical 10% strengthening and 10% weakening of the spot exchange rates for the U.S. Dollar against the Euro at December 31, 2004. Based on a current fair value of our derivative foreign exchange contracts of $5,630,000, the analysis showed that a 10% strengthening of the U.S. Dollar would have resulted in a loss from a fair value change of $1,054,000 and a 10% weakening of the U.S. Dollar would have resulted in a loss from a fair value change of $11,223,000 in these instruments. Losses and gains on the underlying transactions being hedged would have largely offset any gains and losses on the fair value of derivative contracts. These offsetting gains and losses are not reflected in the above analysis.

## Item 8. *Financial Statements and Supplementary Data*

### Quarterly Financial Data

Following is a summary of quarterly financial data for the years ended December 31, 2004 and 2003 (in thousands, except per share data):

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | | (Unaudited) | | |
| **2004** | | | | |
| Revenues | $157,702 | $170,368 | $166,432 | $188,018 |
| Gross profit on product sales | 85,613 | 101,696 | 101,835 | 116,636 |
| Income (loss) from continuing operations | (10,512) (a) | (27,325) (c) (d) | (8,536) (c) | (89,880) (b) |
| Income (loss) from discontinued operations, net | (3,061) | (13,966) (e) | (7,365) | (9,152) |
| Net income (loss) | (13,573) | (41,291) | (15,901) | (99,032) |
| Basic earnings (loss) per share from continuing operations | (0.12) | (0.32) | (0.10) | (1.07) |
| Discontinued operations, net of tax | (0.04) | (0.17) | (0.09) | (0.11) |
| Basic earnings (loss) per share — net income (loss) | (0.16) | (0.49) | (0.19) | (1.18) |
| Diluted earnings (loss) per share from continuing operations | (0.12) | (0.32) | (0.10) | (1.07) |
| Discontinued operations, net of tax | (0.04) | (0.17) | (0.09) | (0.11) |
| Diluted earnings (loss) per share — net income (loss) | $ (0.16) | $ (0.49) | $ (0.19) | $ (1.18) |
| **2003** | | | | |
| Revenues | $158,717 | $183,487 | $167,507 | $176,242 |
| Gross profit on product sales | 68,896 | 84,212 | 89,651 | 91,043 |
| Income (loss) from continuing operations | 13,221 | 17,438 | (98,511) (a) | 2,866 (f) |
| Income (loss) from discontinued operations, net | 449 | (2,567) | 16,110 | (4,646) |
| Net income (loss) | 13,670 | 14,871 | (82,401) | (1,780) |
| Basic earnings (loss) per share from continuing operations | 0.16 | 0.21 | (1.18) | 0.04 |
| Discontinued operations, net of tax | — | (0.03) | 0.19 | (0.06) |
| Basic earnings (loss) per share — net income (loss) | 0.16 | 0.18 | (0.99) | (0.02) |
| Diluted earnings (loss) per share from continuing operations | 0.16 | 0.21 | (1.18) | 0.03 |
| Discontinued operations, net of tax | — | (0.03) | 0.19 | (0.05) |
| Diluted earnings (loss) per share — net income (loss) | $ 0.16 | $ 0.18 | $ (0.99) | $ (0.02) |

(a) In February 2004, we acquired from Amarin Corporation, plc its United States-based subsidiary, Amarin, and all of that subsidiary's United States product rights. The total consideration paid for Amarin was $40,000,000. In August 2003, we repurchased the 20% publicly held minority interest in Ribapharm for an aggregate total purchase price of $207,658,000. In connection with these acquisitions, we expensed $11,386,000 and $384,000 in the first and second quarter of 2004, respectively, and $117,609,000 in the third quarter of 2003 associated with acquired in-process research and development on projects that, as of the acquisition date, had not yet reached technological feasibility and had no alternative future use.

(b) During the fourth quarter of 2004, we recorded a valuation allowance of $95,648,000 against our deferred tax asset to recognize the uncertainty of realizing the benefits of the U.S. net operating losses and research credits.

(c) In May and July 2004, we repurchased $326,001,000 aggregate principal amount of our 6½% Convertible Subordinated Notes due 2008. In connection with these repurchases, we recorded a loss on early extinguishment of debt of $5,898,000 and $13,994,000 in the second and third quarter of 2004, respectively.

(d) In the second quarter of 2004, we incurred an expense of $20,185,000 related to the manufacturing and rationalization plan. The manufacturing sites were tested for impairment in the second quarter of 2004, resulting in impairment of asset value on three of the sites. Accordingly, we wrote these sites down to their fair value and recorded impairment charges of $18,000,000 and severance charges of $2,185,000 in the second quarter of 2004.

(e) In the second quarter of 2004, we recorded an additional environmental charge of $16,000,000, which is included in loss from discontinued operations, related to environmental contamination that has been identified in the soil under a facility built by us that housed operations of our discontinued Biomedicals division.

(f) In November 2003, we completed an offering of $240,000,000 aggregate principal amount of 3.0% Convertible Subordinated Notes due 2010 and $240,000,000 aggregate principal amount of 4.0% Convertible Subordinated Notes due 2013. We used proceeds from this offering to retire $139,589,000 aggregate principal amount of our 6½% Convertible Subordinated Notes due 2008, resulting in a loss on early extinguishment of debt of $12,803,000. In December 2003, we issued $300,000,000 aggregate principal amount of 7.0% Senior Notes due 2011.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

**December 31, 2004**



The other schedules have not been submitted because they are not applicable.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Valeant Pharmaceuticals International:

We have completed an integrated audit of Valeant Pharmaceuticals International's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index, present fairly, in all material respects, the financial position of Valeant Pharmaceuticals International and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 in Notes to Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002 and as a result changed its method of accounting for goodwill.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting" appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Los Angeles, California
March 16, 2005

## VALEANT PHARMACEUTICALS INTERNATIONAL

## CONSOLIDATED BALANCE SHEETS
### December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| | (In thousands, except par value data) | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 222,590 | $ 410,019 |
| Marketable securities | 238,918 | 463,962 |
| Accounts receivable, net | 171,860 | 162,402 |
| Inventories, net | 112,250 | 91,906 |
| Prepaid expenses and other current assets | 25,049 | 29,450 |
| Total current assets | 770,667 | 1,157,739 |
| Property, plant and equipment, net | 233,258 | 241,016 |
| Deferred tax assets, net | — | 12,551 |
| Goodwill | 20,499 | 13,282 |
| Intangible assets, net | 432,277 | 421,747 |
| Other assets | 41,280 | 50,738 |
| Total non-current assets | 727,314 | 739,334 |
| Assets of discontinued operations | 23,894 | 27,994 |
| | $1,521,875 | $1,925,067 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Trade payables | $ 48,713 | $ 36,073 |
| Accrued liabilities | 122,297 | 109,373 |
| Notes payable and current portion of long-term debt | 929 | 1,343 |
| Income taxes payable | 20,266 | 14,962 |
| Total current liabilities | 192,205 | 161,751 |
| Long-term debt, less current portion | 793,139 | 1,119,802 |
| Other liabilities | 28,252 | 18,422 |
| Total non-current liabilities | 821,391 | 1,138,224 |
| Liabilities of discontinued operations | 32,056 | 19,731 |
| Commitments and contingencies | | |
| Stockholders' Equity: | | |
| Common stock, $0.01 par value; 200,000 shares authorized; 84,219 (2004) and 83,185 (2003) shares outstanding (after deducting shares in treasury of 1,068 as of December 31, 2004 and 2003) | 842 | 832 |
| Additional capital | 1,004,875 | 976,773 |
| Accumulated deficit | (534,205) | (338,384) |
| Accumulated other comprehensive profit (loss) | 4,711 | (33,860) |
| Total stockholders' equity | 476,223 | 605,361 |
| | $1,521,875 | $1,925,067 |

The accompanying notes are an integral part of these consolidated statements.

## VALEANT PHARMACEUTICALS INTERNATIONAL

## CONSOLIDATED STATEMENTS OF OPERATIONS
**For the Years Ended December 31, 2004, 2003 and 2002**

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | (In thousands, except per share data) | | |
| Revenues: | | | |
| Product sales | $ 606,093 | $518,471 | $ 466,809 |
| Ribavirin royalties | 76,427 | 167,482 | 270,265 |
| Total revenues | 682,520 | 685,953 | 737,074 |
| Costs and expenses: | | | |
| Cost of goods sold (excluding amortization) | 200,313 | 184,669 | 157,013 |
| Selling expenses | 196,567 | 166,707 | 164,103 |
| General and administrative expenses | 98,566 | 111,532 | 366,530 |
| Research and development costs | 92,496 | 45,286 | 49,531 |
| Acquired in-process research and development | 11,770 | 117,609 | — |
| Restructuring charges | 19,344 | — | — |
| Amortization expense | 59,303 | 38,577 | 30,661 |
| Total costs and expenses | 678,359 | 664,380 | 767,838 |
| Income (loss) from operations | 4,161 | 21,573 | (30,764) |
| Other income, net, including translation and exchange | 141 | 4,727 | 8,707 |
| Gain on sale of subsidiary stock | — | — | 261,937 |
| Loss on early extinguishment of debt | (19,892) | (12,803) | (25,730) |
| Interest income | 12,432 | 8,888 | 5,644 |
| Interest expense | (49,265) | (36,145) | (42,856) |
| Income (loss) from continuing operations before income taxes and minority interest | (52,423) | (13,760) | 176,938 |
| Provision for income taxes | 83,597 | 39,463 | 74,963 |
| Minority interest, net | 233 | 11,763 | 17,730 |
| Income (loss) from continuing operations | (136,253) | (64,986) | 84,245 |
| Income (loss) from discontinued operations | (33,544) | 9,346 | (197,288) |
| Cumulative effect of change in accounting principle | — | — | (21,791) |
| Net loss | $(169,797) | $(55,640) | $(134,834) |
| Basic income (loss) per share: | | | |
| Income (loss) from continuing operations | $ (1.62) | $ (0.78) | $ 1.01 |
| Discontinued operations | (0.40) | 0.11 | (2.37) |
| Cumulative effect of change in accounting principle | — | — | (0.26) |
| Basic net loss per share | $ (2.02) | $ (0.67) | $ (1.62) |
| Diluted income (loss) per share: | | | |
| Income (loss) from continuing operations | $ (1.62) | $ (0.78) | $ 1.00 |
| Discontinued operations | (0.40) | 0.11 | (2.35) |
| Cumulative effect of change in accounting principle | — | — | (0.26) |
| Diluted net loss per share | $ (2.02) | $ (0.67) | $ (1.61) |
| Shares used in per share computation: | | | |
| Basic | 83,887 | 83,602 | 83,279 |
| Diluted | 83,887 | 83,602 | 83,988 |
| Dividends paid per share of common stock | $ 0.31 | $ 0.31 | $ 0.31 |
| Dividends declared per share of common stock | $ 0.31 | $ 0.31 | $ 0.31 |

The accompanying notes are an integral part of these consolidated statements.

# VALEANT PHARMACEUTICALS INTERNATIONAL

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
## For the Years Ended December 31, 2004, 2003 and 2002

| | Preferred Stock | | Common Stock | | Additional Capital | Accumulated Deficit | Accumulated Other Comprehensive Profit (Loss) | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| | | | | | (In thousands) | | | |
| **Balance at December 31, 2001** | — | $— | 81,689 | $817 | $ 995,243 | $ (96,055) | $(89,288) | $ 810,717 |
| Comprehensive income: | | | | | | | | |
| Net loss | — | — | — | — | — | (134,834) | — | (134,834) |
| Foreign currency translation adjustments | — | — | — | — | — | — | 27,906 | 27,906 |
| Unrealized loss on marketable equity securities and other | — | — | — | — | — | — | (6,295) | (6,295) |
| Total comprehensive loss | | | | | | | | (113,223) |
| Exercise of stock options | — | — | 860 | 9 | 13,481 | — | — | 13,490 |
| Stock options exchanged for common stock | — | — | 307 | 3 | 2,965 | — | — | 2,968 |
| Tax benefit of stock options exercised | — | — | — | — | 6,649 | — | — | 6,649 |
| Stock compensation | — | — | 235 | 2 | 9,004 | — | — | 9,006 |
| Repurchase of common stock | — | — | (1,146) | (11) | (31,944) | — | — | (31,955) |
| Issuance of common stock in connection with acquisitions | — | — | 2,121 | 21 | 31,937 | — | — | 31,958 |
| Dividends | — | — | — | — | — | (25,920) | — | (25,920) |
| **Balance at December 31, 2002** | — | — | 84,066 | 841 | 1,027,335 | (256,809) | (67,677) | 703,690 |
| Comprehensive income: | | | | | | | | |
| Net loss | — | — | — | — | — | (55,640) | — | (55,640) |
| Foreign currency translation adjustments | — | — | — | — | — | — | 34,759 | 34,759 |
| Unrealized loss on marketable equity securities and other | — | — | — | — | — | — | (942) | (942) |
| Total comprehensive loss | | | | | | | | (21,823) |
| Exercise of stock options | — | — | 145 | 2 | 1,724 | — | — | 1,726 |
| Tax effect on stock options exercised, net | — | — | — | — | (3,657) | — | — | (3,657) |
| Stock compensation | — | — | 42 | — | 1,940 | — | — | 1,940 |
| Common stock received for assets | — | — | (895) | (9) | (15,197) | — | — | (15,206) |
| Common stock received in settlement of note receivable | — | — | (173) | (2) | (207) | — | — | (209) |
| Convertible note hedge | — | — | — | — | (42,880) | — | — | (42,880) |
| Issuance of stock options in connection with Ribapharm acquisition | — | — | — | — | 7,715 | — | — | 7,715 |
| Dividends | — | — | — | — | — | (25,935) | — | (25,935) |
| **Balance at December 31, 2003** | — | — | 83,185 | 832 | 976,773 | (338,384) | (33,860) | 605,361 |
| Comprehensive income: | | | | | | | | |
| Net loss | — | — | — | — | — | (169,797) | — | (169,797) |
| Foreign currency translation adjustments | — | — | — | — | — | — | 43,343 | 43,343 |
| Unrealized loss on marketable equity securities and other | — | — | — | — | — | — | (4,772) | (4,772) |
| Total comprehensive loss | | | | | | | | (131,226) |
| Exercise of stock options | — | — | 839 | 8 | 10,611 | — | — | 10,619 |
| Employee stock purchase plan | — | — | 195 | 2 | 2,871 | — | — | 2,873 |
| Tax effect on stock options exercised, net | — | — | — | — | 12,548 | — | — | 12,548 |
| Stock compensation | — | — | — | — | 2,072 | — | — | 2,072 |
| Dividends | — | — | — | — | — | (26,024) | — | (26,024) |
| **Balance at December 31, 2004** | — | $— | 84,219 | $842 | $1,004,875 | $(534,205) | $ 4,711 | $ 476,223 |

The accompanying notes are an integral part of these consolidated statements.

## VALEANT PHARMACEUTICALS INTERNATIONAL

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**For the Years Ended December 31, 2004, 2003 and 2002**

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | (In thousands) | |
| **Cash flows from operating activities:** | | | |
| Income (loss) from continuing operations | $ (136,253) | $ (64,986) | $ 84,245 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 87,138 | 64,807 | 53,919 |
| Provision for losses on accounts receivable and inventory obsolescence | 6,371 | 6,856 | 6,011 |
| Translation and exchange (gains) losses, net | (141) | (4,727) | (8,707) |
| Other non-cash items | 3,416 | 5,360 | 55,961 |
| Property, plant and equipment impairment charges | 18,000 | — | — |
| Write-off of acquired in-process R&D | 11,770 | 117,609 | — |
| Deferred income taxes | 40,035 | 13,695 | 22,612 |
| Minority interest | (233) | 11,763 | 17,730 |
| Gain on sale of subsidiary stock | — | — | (261,937) |
| Loss on extinguishment of debt | 19,892 | 12,803 | 25,730 |
| Change in assets and liabilities, net of effects of acquisitions: | | | |
| Accounts and notes receivable | (3,303) | 60,167 | 4,263 |
| Inventories | (16,293) | 44 | 1,629 |
| Prepaid expenses and other assets | 1,294 | (7,451) | (22,131) |
| Trade payables and accrued liabilities | 5,307 | (53,985) | 49,874 |
| Income taxes payable | 4,256 | 28,701 | (8,268) |
| Other liabilities | (5,238) | (15,051) | 10,068 |
| Cash flow from operating activities in continuing operations | 36,018 | 175,605 | 30,999 |
| Cash flow from operating activities in discontinued operations | (18,100) | 13,543 | (8,469) |
| Net cash provided by operating activities | 17,918 | 189,148 | 22,530 |
| **Cash flows from investing activities:** | | | |
| Capital expenditures | (26,613) | (17,606) | (19,420) |
| Proceeds from sale of assets | 12,088 | 1,256 | 1,526 |
| Proceeds from sale of subsidiary stock | — | — | 276,611 |
| Proceeds from investments | 1,173,251 | 335,534 | 715 |
| Purchase of investments | (947,371) | (755,034) | (42,821) |
| Acquisition of license rights, product lines and businesses | (76,284) | (192,923) | (37,164) |
| Cash flow from investing activities in continuing operations | 135,071 | (628,773) | 179,447 |
| Cash flow from investing activities in discontinued operations | 4,137 | 104,615 | 69 |
| Net cash provided by (used in) investing activities | 139,208 | (524,158) | 179,516 |
| **Cash flows from financing activities:** | | | |
| Proceeds from issuance of long-term debt and notes payable | — | 714,926 | 686 |
| Payments on long-term debt and notes payable | (342,157) | (158,920) | (273,754) |
| Proceeds from issuance of stock | 13,492 | 1,726 | 13,490 |
| Repurchase of common stock | — | — | (31,955) |
| Dividends paid | (25,884) | (26,005) | (25,520) |
| Cash flow from financing activities in continuing operations | (354,549) | 531,727 | (317,053) |
| Cash flow from financing activities in discontinued operations | — | (362) | (1,021) |
| Net cash (used in) provided by financing activities | (354,549) | 531,365 | (318,074) |
| Effect of exchange rate changes on cash and cash equivalents | 9,210 | 3,450 | 1,902 |
| Net increase (decrease) in cash and cash equivalents | (188,213) | 199,805 | (114,126) |
| Cash and cash equivalents at beginning of year | 410,932 | 211,127 | 325,253 |
| Cash and cash equivalents at end of year | 222,719 | 410,932 | 211,127 |
| Cash and cash equivalents classified as part of discontinued operations | (129) | (913) | (8,480) |
| Cash and cash equivalents of continuing operations | $ 222,590 | $ 410,019 | $ 202,647 |

The accompanying notes are an integral part of these consolidated statements.

VALEANT PHARMACEUTICALS INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

## 1. Organization and Summary of Significant Accounting Policies

*Organization:* Valeant Pharmaceuticals International ("Valeant", formerly known as ICN Pharmaceuticals Inc.) and its subsidiaries (collectively, the "Company") is a global, research-based, specialty pharmaceutical company that discovers, develops, manufactures, and markets a broad range of pharmaceutical products. In addition, the Company generates royalty revenues from the sale of ribavirin by Schering-Plough Ltd. ("Schering-Plough") and F. Hoffman-LaRoche ("Roche").

*Principles of Consolidation:* The accompanying consolidated condensed financial statements include the accounts of Valeant, its wholly owned subsidiaries and all of its majority-owned subsidiaries. Minority interest in results of operations of consolidated subsidiaries represents the minority stockholders' share of the income or loss of these consolidated subsidiaries. All significant intercompany account balances and transactions have been eliminated.

*Cash and Cash Equivalents:* Cash equivalents include repurchase agreements, certificates of deposit, money market funds and municipal debt securities which have maturities of three months or less. For purposes of the consolidated statements of cash flows, the Company considers highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The carrying amount of these assets approximates fair value due to the short-term maturity of these investments. At December 31, 2004 and 2003, cash equivalents totaled $179,938,000 and $158,686,000, respectively.

*Marketable Securities:* The Company invests in investment grade securities and classifies these securities as available-for-sale as they typically have maturities of one year or less and are highly liquid. As of December 31, 2004, the fair market value of these securities approximates cost. Included in marketable securities is restricted cash of $8,460,000 related to collateral on foreign currency hedges as of December 31, 2004.

*Allowance for Doubtful Accounts:* The Company evaluates the collectiblity of its receivables on a regular basis. The allowance is based upon various factors including the financial condition and payment history of major.customers, an overall review of collections experience on other accounts and economic factors or events expected to affect our future collections experience.

*Inventories:* Inventories, which include material, direct labor and factory overhead, are stated at the lower of cost or market. Cost is determined on a first-in, first-out ("FIFO") basis. The Company evaluates the carrying value of its inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for its products in their respective markets compared with historical cost and the remaining shelf life of goods on hand.

*Property, Plant and Equipment:* Property, plant and equipment are stated at cost. The Company primarily uses the straight-line method for depreciating property, plant and equipment over their estimated useful lives. Buildings are depreciated up to 40 years, machinery and equipment are depreciated from 3-10 years, furniture and fixtures from 5-10 years and leasehold improvements and capital leases are amortized over their useful lives, limited to the life of the related lease. The Company follows the policy of capitalizing expenditures that materially increase the lives of the related assets and charges maintenance and repairs to expense. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and the resulting gain or loss in included in income. The Company, from time to time as circumstances warrant, evaluates the carrying value of property, plant and equipment. In evaluating property, plant and equipment, the Company determines whether there has been impairment by comparing the anticipated undiscounted future cash flows expected to be generated by the property, plant and equipment with its carrying value. If the undiscounted cash flows is less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of the property, plant and equipment with its fair value. Fair value is generally based on a discounted cash flows analysis, independent appraisals or preliminary offers from prospective buyers. In the year ended December 31, 2004, the Company recorded an impairment charge of $18,000,000 on certain of its manufacturing sites. See Note 4.

*Acquired In-Process Research and Development:* In the years ended December 31, 2004 and 2003, the Company incurred an expense of $11,770,000 and $117,609,000, respectively, associated with acquired in-process research and development ("IPR&D") related to the acquisition of Amarin Pharmaceuticals, Inc. ("Amarin") and all of that subsidiary's U.S. product rights in 2004 and the acquisition of the minority interest of Ribapharm in 2003. Amounts expensed as IPR&D represent an estimate of the fair value of purchased in-process technology for projects that, as of the acquisition date, had not yet reached technological feasibility and had no alternative future use. The data used to determine fair value requires significant judgment. Differences in those judgments would have the impact of changing the allocation of purchase price to goodwill, which is an unamortizable intangible asset.

With regard to Amarin, the amount expensed as IPR&D represents an estimate of the fair value of Zelapar® based on the use of a discounted cash flow model (based on an estimate of future sales and an average gross margin of 66%). The estimated after-tax cash flows (using a tax rate of 40%) were then discounted to a present value using a discount rate of 20%, reflecting the Company's estimated risk adjusted after tax weighted average cost of capital for its industry. The Zelapar studies were completed in 2004 and, if successful, revenue for Zelapar will commence in 2005.

With regard to Ribapharm, the estimated fair value of these projects was based on the use of discounted cash flow model (based on an estimate of future sales and an average gross margin of 85%). For each project, the estimated after-tax cash flows (using a tax rate of 25%) were probability weighted to take account of the stage of completion and the risks surrounding the successful development and commercialization. The assumed tax rate of 25% is the Company's estimate of the effective tax rate for acquisitions of similar type of assets. These cash flows were then discounted to a present value using a discount rate of 15%, which is the Company's after tax weighted average cost of capital. The Company then risk adjusted the cash flows for each project. In addition, solely for the purposes of estimating the fair value of these IPR&D projects as of August 25, 2003, the following assumptions were made:

Future research and development costs of approximately $150,000,000 would be incurred to complete the IPR&D projects. These future costs are primarily for Phase 3 testing of Viramidine and Phase 2 and 3 testing of Pradefovir (formerly referred to as remofovir).

The IPR&D projects, which were in various stages of development from Phase 1 to Phase 2 clinical trials, are expected to reach completion by the end of 2006.

The major risks and uncertainties associated with the timely and successful completion of these projects consists of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials and obtaining necessary regulatory approvals. In addition, no assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of such projects will materialize, as estimated. For these reasons, among others, actual results may vary significantly from the estimated results.

*Goodwill and Intangible Assets:* In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives. On January 1, 2002, the Company adopted SFAS No. 142. During the second quarter of 2002, the Company completed the transitional impairment test required by SFAS No. 142. As a result, the Company recorded an impairment loss of

$25,332,000, which was offset by a benefit of $3,541,000 for the write-off of negative goodwill. The net amount of $21,791,000 has been recorded as a cumulative effect of change in accounting principle in the year ended December 31, 2002.

During the year ended December 31, 2004, the Company recorded impairment charges of $4,797,000 primarily related to products sold in Italy for which the patent life was reduced by a decree by the Italian government. The Company evaluated the intangible assets by comparing the carrying value of each intangible asset to their fair value, as determined using discounted cash flows analysis.

*Revenue Recognition:* The Company recognizes revenues from product sales when title and risk of ownership transfers to the customer. Revenues are recorded net of provisions for rebates, discounts and returns, which are established at the time of sale. Allowances for future returns of products sold to the Company's direct and indirect customers, who include wholesalers, retail pharmacies and hospitals, are calculated as a percent of sales based on historical return percentages taking into account additional available information on competitive products and contract changes. The Company uses third-party data to estimate the level of product inventories, expiration dating, and product demand at the Company's major wholesalers. Based upon this information, adjustments are made to the accrual if deemed necessary. Actual results could be materially different from the Company's estimates, resulting in future adjustments to revenue. The Company conducts a review of the current methodology and assesses the adequacy of the allowance for returns on a quarterly basis, adjusting for changes in assumptions, historical results and business practices, as necessary.

The Company earns ribavirin royalties as a result of sale of product rights and technologies to third parties. Ribavirin royalties are earned at the time the products subject to the royalty are sold by the third party and is reduced by an estimate for discounts and rebates that will be paid in subsequent periods for those products sold during the current period. The Company relies on a limited amount of financial information provided by Schering-Plough and Roche to estimate the amounts due to it under the royalty agreements. While the Company believes the Schering-Plough agreement specifies that it is to be reimbursed based on net sales as determined under an accrual basis, the Company has recently become aware that Schering-Plough may be calculating reimbursements based on a method under which returns are deducted as incurred rather than on an accrual basis. Based upon the information provided by Schering-Plough for the fourth quarter of 2004, Schering-Plough's sales of Rebetol in the United States were negative. A reserve has been established for negative royalties caused by negative sales of Rebetol in the United States; however, due to the limited information provided by Schering-Plough, there can be no assurance that such amounts will be adequate to cover additional negative royalty amounts in future periods.

*Foreign Currency Translation:* The assets and liabilities of the Company's foreign operations are translated at end of period exchange rates. Revenues and expenses are translated at the weighted average exchange rates prevailing during the period. The effects of unrealized exchange rate fluctuations on translating foreign currency assets and liabilities into United States Dollars are accumulated in stockholders' equity.

*Income Taxes:* Income taxes are calculated in accordance with SFAS No. 109, *Accounting for Income Taxes.* SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or tax returns. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than an enactment of changes in tax laws or rates.

*Derivative Financial Instruments:* The Company's accounting policies for derivative instruments are based on whether they meet the Company's criteria for designation as hedging transactions, either as cash flow or fair value hedges. The Company's derivative instruments are recorded at fair value and are included in other current assets, other assets, accrued liabilities or debt. Depending on the nature of the hedge, changes in the fair value of the hedged item are either offset against the change in the fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

*Comprehensive Income:* The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income.* Accumulated other comprehensive loss consists of accumulated foreign currency translation adjustments, unrealized losses on marketable equity securities, minimum pension liability and changes in the fair value of derivative financial instruments.

*Per Share Information:* Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. In computing diluted earnings per share, the weighted-average number of common shares outstanding is adjusted to reflect the effect of potentially dilutive securities including options, warrants, and convertible debt or preferred stock; income available to common stockholders is adjusted to reflect any changes in income or loss that would result from the issuance of the dilutive common shares.

The Company's Board of Directors declared a quarterly cash dividend of $0.0775 per share for each fiscal quarter of 2004, 2003 and 2002. While the Company has historically paid quarterly cash dividends, there can be no assurance that it will continue to do so.

*Stock-Based Compensation:* The Company has adopted the disclosure-only provision of SFAS No. 123 and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* Compensation cost for stock-based compensation issued to employees has been measured using the intrinsic value method provided by Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost has been recognized for options granted under the Company's 2003 Equity Incentive Plan (the "Incentive Plan"), as all options granted under the Incentive Plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

Had compensation cost for the Incentive Plan been determined based on the fair value at the grant date for awards in 2004, 2003 and 2002 consistent with the provisions of SFAS No. 123, the Company's net loss and loss per share would have been the unaudited pro forma amounts indicated below (in thousands, except per share data):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net loss as reported | $(169,797) | $(55,640) | $(134,834) |
| Compensation costs related to the Company's employee stock compensation plan, net of tax | 96 | — | 38,068 |
| Stock based employee compensation expense determined under fair value based method, net of related tax effects | (13,218) | (3,886) | (26,000) |
| Pro forma net loss | $(182,919) | $(59,526) | $(122,766) |
| Loss per share: | | | |
| Basic — as reported | $ (2.02) | $ (0.67) | $ (1.62) |
| Basic — pro forma | $ (2.18) | $ (0.71) | $ (1.47) |
| Diluted — as reported | $ (2.02) | $ (0.67) | $ (1.61) |
| Diluted — pro forma | $ (2.18) | $ (0.71) | $ (1.46) |

Prior to April 2004, pro forma compensation expense has been calculated using the Black-Scholes model based on a single-option valuation approach using the straight-line method of amortization. Beginning in April 2004, the Company has calculated pro forma compensation expense for any stock options granted since that time using the accelerated amortization method prescribed in FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*, because it was more representative of the Company's expected exercising behavior. This change in accounting policy was not material to the pro forma disclosure.

*Use of Estimates:* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

*Reclassifications:* Certain auction rate securities have been reclassified from cash equivalents to short-term investments. Auction rate securities are variable rate bonds and preferred stock tied to short-term interest rates with maturities on the face of the securities in excess of ninety days. Auction rate securities have interest rate resets through a modified Dutch auction, at pre-determined short-term intervals, usually every seven, twenty-eight or thirty-five days. They trade at par and are callable at par on any interest payment date at the option of the issuer. Interest paid during a given period is based upon the interest rate determined during the prior auction.

Although these securities are issued and rated as long-term bonds, they are priced and traded as short-term instruments because of the liquidity provided through the interest rate reset. The Company had historically classified these instruments as cash equivalents if the period between interest rate resets was ninety days or less, which was based on our ability to either liquidate our holdings or roll our investment over to the next reset period.

Based upon the Company's re-evaluation of these securities, the Company has reclassified its auction rate securities, previously classified as cash equivalents, as short-term investments on the accompanying consolidated balance sheet as of December 31, 2003. This resulted in a reclassification from cash and cash equivalents to short-term investments of $463,962,000 on the December 31, 2003 consolidated balance sheet. In addition, purchases of short-term and long-term investments and sales of short-term investments, included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities during the periods presented. The Company accounts for its marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such investments are classified as "available-for-sale" and are reported at fair value in the Company's consolidated balance sheets. The short-term nature and structure, the frequency with which the interest rate resets and the ability to sell auction rate securities at par and at the Company's discretion indicates that such securities should more appropriately be classified as short-term investments with the intent of meeting the Company's short-term working capital requirements.

*New Accounting Pronouncements:* In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. This Issue establishes impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. In September 2004, the FASB issued FSP EITF 03-1-1, which defers the effective date of a substantial portion of EITF 03-1 until such time as the FASB issues further implementation guidance. Adoption of this pronouncement is not expected to have an impact on the Company's consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs — an amendment of ARB No. 43, Chapter 4*. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, *Inventory Pricing*, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect of SFAS No. 151 on our consolidated financial statements.

In December 2004, the FASB issued FSP No. 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.* The American Jobs Creation Act of 2004 (the "Jobs Creation Act") was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Creation Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which replaces SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt SFAS No 123R in the third quarter of fiscal 2005, beginning July 1, 2005. The Company is evaluating the requirements of SFAS No. 123R and expects that the adoption of SFAS No. 123R will have an impact on its consolidated results of operations and earnings per share. If the Company retains its current method of valuing and expensing options as previously reported in its pro forma disclosures required by SFAS No. 123, the Company estimates that pretax compensation expense for fiscal 2005 will total approximately $8,000,000.

## 2. Acquisitions

*Amarin Pharmaceuticals, Inc.:* On February 25, 2004, the Company acquired from Amarin Corporation, plc ("Amarin plc") its U.S.-based subsidiary ("Amarin") and all of its U.S. product rights (the "Amarin Acquisition"). Under the terms of the transaction, the Company acquired the rights to Amarin's product portfolio, which includes Permax® and a primary care portfolio with a broad range of indications. The Company also acquired in the transaction the rights to Zelapar, a late-stage candidate for the treatment of Parkinson's disease. Amarin has received an approvable letter from the Food and Drug Administration ("FDA") for Zelapar, subject to the completion of two safety studies. These studies were completed and the Company filed the final results of these studies in late 2004. The Company paid $38,000,000 in cash at the closing for the Amarin acquisition.

Subsequent to the Amarin Acquisition, the Company became aware of a significant amount of dated Amarin products in wholesaler channels. Under the terms of the original purchase agreement, Amarin plc was responsible for any excess inventory at wholesalers that existed at the date of acquisition. On September 27, 2004, the Company and Amarin plc entered into an amended purchase agreement (the "Amended Purchase Agreement"), which also revised certain milestone payments. Under the terms of the Amended Purchase Agreement, the Company is no longer obligated to pay up to $8,000,000 in milestone payments, but paid an additional $2,000,000, which the Company expensed as research and development in the third quarter of 2004 related to Amarin plc's commitment to fund a portion of the Zelapar studies. The Company remains obligated to make the $10,000,000 milestone payment to the developer of Zelapar upon the attainment of specified sales thresholds. All other terms of the original purchase agreement remain substantially unchanged.

The Amarin Acquisition has been accounted for using the purchase method of accounting, and Amarin's results of operations have been included in the Company's consolidated condensed financial statements from the date of acquisition. Allocation of the purchase price for the Amarin Acquisition is based on estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition. The acquired intangible assets are being amortized using an estimated useful life of seven years. Amounts allocated to goodwill are deductible for tax purposes. Pro forma results are not presented as the acquisition did not materially affect the Company's results of operations.

The components of the purchase price allocation for the Amarin Acquisition is as follows (in thousands):

| | |
|---|---|
| Purchase price: | |
| Cash paid | $ 38,000 |
| Amount payable | 2,000 |
| Transaction costs | 2,811 |
| Less: Cash acquired | (601) |
| | $ 42,210 |
| Allocation: | |
| Current assets | $ 2,642 |
| Prepaid research and development | 2,000 |
| Property, plant, and equipment | 205 |
| Acquired intangible assets | 37,113 |
| Goodwill | 7,180 |
| Acquired IPR&D | 11,770 |
| Other liabilities assumed | (18,700) |
| | $ 42,210 |

*Tasmar®*: On April 22, 2004, the Company acquired the worldwide rights, excluding the European Union, to Tasmar® (tolcapone) from Roche. Tasmar is indicated for the treatment of Parkinson's disease. Under the terms of the agreement, the Company paid $13,500,000 in cash, plus future additional royalty amounts. On September 13, 2004, the Company acquired the European Union rights to Tasmar from Roche for $11,400,000 in cash, plus future royalties. The Company accounted for the acquisition of Tasmar as product rights.

*Ribapharm:* In April 2002, the Company completed an underwritten public offering of 29,900,000 shares of common stock, par value $0.01 per share, of Ribapharm, previously a wholly-owned subsidiary, representing 19.93% of the total outstanding common stock of Ribapharm (the "Ribapharm Offering"). In connection with the Ribapharm Offering, the Company received net cash proceeds of $276,611,000 and recorded a gain on the sale of Ribapharm's stock of $261,937,000, net of offering costs.

In connection with the Ribapharm Offering, the Company paid cash bonuses to its officers, directors and employees totaling $47,839,000 in April 2002. The Company is seeking to recover a portion of these bonuses (See Note 13 Commitments and Contingencies — Derivative Actions). Additionally, the Company paid other professional fees of $13,000,000 related to the structuring of Ribapharm in April 2002. These amounts are included in the Company's statements of income in general and administrative expenses.

In August 2003, the Company repurchased the 20% minority interest in its Ribapharm subsidiary for an aggregate total purchase price of $207,658,000 (the "Ribapharm Acquisition"). The Company paid $6.25 in cash for each of the 29,900,703 outstanding publicly held shares of Ribapharm. Additionally, the Company included the fair value of the Company's stock options issued in exchange for outstanding Ribapharm stock options in the purchase price. The fair value of stock options issued were determined based on a $15.43 stock price, the closing stock price on August 22, 2003, using the Black-Scholes option valuation model assuming an expected life of 4.2 years, weighted average risk-free rate of 2.3%, volatility of 62% and dividends of $0.31. The acquisition increased the Company's ownership of Ribapharm to a 100% interest and was accounted for using the purchase method of accounting. The results of operations of Ribapharm have always been included in the consolidated income before minority interest of the Company. Prior to the acquisition, the minority interest in the Ribapharm income was excluded from the Company's consolidated net income. Since the date of acquisition on August 25, 2003, no minority interest exists in Ribapharm and, accordingly, the consolidated net income includes the full amount of Ribapharm's results from this date. As a result of the acquisition, minority interest included on the Company's consolidated balance sheet relating to Ribapharm as of the acquisition date has been eliminated. The remaining minority interest as of December 31, 2003 relates to foreign subsidiaries.

The components of the purchase price allocation for the Ribapharm Acquisition is as follows (in thousands):

| | |
|---|---|
| Purchase price: | |
| Cash paid | $186,879 |
| Fair value of the Company's options issued | 10,415 |
| Transaction costs | 10,364 |
| | $207,658 |
| Allocation: | |
| In-process research and development | $117,609 |
| Ribavirin license agreements | 67,376 |
| Unearned compensation | 2,700 |
| Goodwill | 13,065 |
| Minority interest | 33,859 |
| Deferred tax liability | (26,951) |
| | $207,658 |

The aggregate purchase price was allocated to identifiable intangible assets acquired based on estimates of fair value using a discounted cash flow model. The intangible asset related to the ribavirin license agreements with Schering-Plough and Roche is amortized using an estimated useful life of five years. Identifiable intangible assets related to Viramidine, pradefovir (formerly referred to as remofovir) and Levovirin totaled approximately $101,000,000, $12,000,000 and $5,000,000, respectively, and are expensed as in-process research and development as the technological feasibility of these assets has not occurred and there is no alternative future use. The Company recorded deferred compensation cost related to the unvested intrinsic value of the Company's options issued in exchange for unvested Ribapharm options, which will be amortized over 3½ years. The remaining excess of the aggregate purchase price over the fair value of the identifiable net assets acquired has been recognized as goodwill.

The following unaudited pro forma financial information presents the combined results of the Company and Ribapharm as if the acquisition had occurred at the beginning of each year presented (in thousands except per share information):

| | Year Ended December 31, 2003 | 2002 |
|---|---|---|
| | (Unaudited) | |
| Net revenue | $685,953 | $ 737,074 |
| Income before discontinued operations and accounting change | 54,592 | 87,472 |
| Net income (loss) | 63,938 | (131,607) |
| Basic net income (loss) per share: | | |
| Income before discontinued operations and accounting change | $ 0.65 | $ 1.05 |
| Net income (loss) | $ 0.76 | $ (1.58) |
| Diluted net income (loss) per share: | | |
| Income before discontinued operations and accounting change | $ 0.65 | $ 1.04 |
| Net income (loss) | $ 0.76 | $ (1.57) |

The above pro forma financial information excludes the acquired in-process research and development charge of $117,609,000 noted above and includes adjustments for interest income on cash disbursed for the acquisition, amortization of identifiable intangible assets and adjustments for the expenses incurred by Ribapharm related to the exchange offer for all Ribapharm outstanding publicly held shares. The expenses incurred by Ribapharm amounted to $4,544,000 in the year ended December 31, 2003.

*Xcel Pharmaceuticals, Inc.:* On March 1, 2005, we acquired Xcel Pharmaceuticals, Inc. ("Xcel"), a specialty pharmaceutical company focused on the treatment of disorders of the central nervous system, for $280,000,000 plus approximately $5,000,000 in expenses. Xcel's portfolio consists of four products that are sold within the United States, and a late-stage clinical product candidate being developed for commercialization in all major markets. See Note 17 for a discussion of this acquisition.

### 3. Discontinued Operations

In the second half of 2002, the Company made a strategic decision to divest its Photonics business, Circe unit, Russian Pharmaceuticals segment, biomedicals segment and raw materials businesses and manufacturing facilities in Central Europe. The results of the discontinued businesses have been reflected as discontinued operations in the consolidated financial statements in accordance with SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets.* The consolidated financial statements have been reclassified to conform to discontinued operations presentation for all historical periods presented.

In July 2004, the Company disposed of one of the raw materials business and manufacturing facility in Central Europe for net cash proceeds of $3,611,000. The Company recorded a net loss on disposal of discontinued operations of $1,522,000 related to the sale of this business in the year ended December 31, 2004. The Company is actively marketing for sale the remaining raw materials business and manufacturing facility in Central Europe.

In September 2003, the Company sold the remaining assets of its biomedicals segment, Dosimetry, for gross cash proceeds of $58,000,000. The Company recorded a net gain on disposal of discontinued operations of $23,608,000, net of taxes of $15,526,000, related to the sale of Dosimetry in the year ended December 31, 2003.

In June 2003, the Company sold its Russian Pharmaceuticals segment and certain assets of its biomedicals segment. The Company received gross proceeds of $55,000,000 in cash for the Russian Pharmaceuticals segment and received 727,990 shares of its common stock that was held by the purchaser, which had a fair market value of $12,369,000, for the assets of its biomedicals segment. The Company recorded a net loss on disposal of discontinued operations of $8,158,000, net of a tax benefit of $10,161,000, related to the sale of these businesses in the year ended December 31, 2003.

The Company disposed of its Photonics business in two stages. First, it discontinued the medical services business in September 2002. Second, the Company sold the laser device business in March 2003 for approximately $505,000. In addition, the Company disposed of the Circe unit in the fourth quarter of 2002 for a nominal sales price.

Summarized selected financial information for discontinued operations including assets held for sale for the years ended December 31, 2004, 2003 and 2002 is as follows (in thousands):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Revenue | $ 17,474 | $117,467 | $ 221,926 |
| Income (loss) before income taxes | $(28,994) | $ 4,367 | $ (41,118) |
| Income tax provision (benefit) | — | 1,603 | (3,840) |
| Income (loss) from discontinued operations, net | (28,994) | 2,764 | (37,278) |
| Income (loss) on disposal of discontinued operations | (4,550) | 10,474 | (208,203) |
| Income tax provision (benefit) | — | 3,892 | (48,193) |
| Income (loss) on disposal of discontinued operations, net | (4,550) | 6,582 | (160,010) |
| Income (loss) from discontinued operations | $(33,544) | $ 9,346 | $(197,288) |

The assets and liabilities of discontinued operations including assets held for sale are stated separately as of December 31, 2004 and 2003 on the accompanying consolidated balance sheets. The major assets and liabilities categories are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Cash | $ 129 | $ 913 |
| Accounts receivable, net | 3,352 | 6,422 |
| Inventories, net | 12,624 | 10,756 |
| Property, plant and equipment, net | 3,659 | 8,671 |
| Other assets | 4,130 | 1,232 |
| Assets of discontinued operations | $23,894 | $27,994 |
| Accounts payable | $ 2,042 | $ 3,127 |
| Accrued liabilities | 22,932 | 13,498 |
| Other liabilities | 7,082 | 3,106 |
| Liabilities of discontinued operations | $32,056 | $19,731 |

Environmental contamination has been identified in the soil under a facility built by the Company which housed operations of its discontinued Biomedicals division and is currently vacant. Remediation of the site will likely involve excavation and disposal of the waste at appropriately licensed sites some distance from the facility. Environmental reserves have been provided for remediation and related costs that the Company can reasonably estimate. Remediation costs are applied against these environmental reserves as they are incurred. In July 2004, preliminary supplemental site characterization information was received. As a result of this information, the Company recorded an additional environmental charge of $16,000,000, which is included in loss from discontinued operations for the year ended December 31, 2004. As assessments and remediation progress, these liabilities will be reviewed and adjusted to reflect additional information that becomes available. Total environmental reserves for this site were $21,475,000 and $5,033,000 as of December 31, 2004 and 2003, respectively, and are included in the liabilities of discontinued operations. Although the Company believes that its reserves are adequate, there can be no assurance that the amount of expenditures and other expenses, which will be required relating to remediation actions and compliance with applicable environmental laws will not exceed the amounts reflected in reserves or will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows. Any possible loss that may be incurred in excess of amounts provided for as of December 31, 2004 cannot be reasonably estimated.

### 4. Manufacturing Restructuring

During the third quarter of 2003, the Company approved restructuring plans to establish a global manufacturing and supply chain network of five manufacturing sites, which will result in the closing of ten of the Company's manufacturing sites (the "Manufacturing Restructuring Plan"). The Manufacturing Restructuring Plan includes a refocus of the Company's international operations to improve profitability and achieve greater operating efficiencies. The Company has made significant progress towards its plans of disposing of certain manufacturing sites and is currently actively marketing the sites to prospective buyers. The sites were reassessed for impairment in the second quarter of 2004 because we accelerated our plan of disposing of the sites. The impairment analysis resulted in impairment of asset value on three of the sites. Accordingly, the Company wrote these sites down to their fair value and recorded an impairment charge of $18,000,000 for the year ended December 31, 2004. In addition to the impairment charge, the Company recorded $1,344,000 in restructuring and impairment charges related to severance for the year ended December 31, 2004. These restructuring charges are recorded as a component of costs and expenses in the consolidated condensed statement of income. The Company will continue to depreciate the remaining sites until the facility closures are complete. The Company intends to dispose of the remaining manufacturing plants by selling each to a buyer who we believe will continue to operate the plant, including the assumption of employee obligations. However, the Company may not locate a buyer for each such manufacturing plant, which would require the Company to close certain of these manufacturing plants and incur additional severance charges. During the fourth quarter of 2004, the Company sold its manufacturing site in Spain and entered into an agreement to sell a manufacturing site in Mexico.

## 5. Non-recurring and Other Unusual Charges

The Company recorded $239,965,000 of non-recurring and other unusual charges, which are included in general and administrative expenses, for the year ended December 31, 2002. There were no significant non-recurring and other unusual charges included in general and administrative expenses in the years ended December 31, 2004 and 2003. The following is a summary of the non-recurring and other unusual charges (in thousands):

| | 2002 |
|---|---|
| Compensation costs related to the Company's employee stock compensation plan | $ 61,400 |
| Severance and related costs | 54,216 |
| Long-term incentive plan compensation costs | 12,022 |
| Executive and director bonuses paid in connection with the Ribapharm Offering (Note 2) | 47,839 |
| Professional fees related to Ribapharm (Note 2) | 13,000 |
| Write-off of capitalized offering costs | 18,295 |
| Asset impairments | 15,045 |
| Costs incurred in the Company's proxy contest | 9,850 |
| Environmental remediation and related expenses | 8,298 |
| | $239,965 |

As a result of the May 29, 2002 Annual Meeting of Stockholders, three persons nominated by Franklin Mutual Advisors, LLC and Iridian Asset Management LLC were elected to the Board of Directors. Under the terms of employment agreements with some key executives, a long-term stock incentive plan and the Option Plan, the results of the 2002 election, together with the results of the 2001 election, constituted a change of control (the "Change of Control").

Under the terms of a long-term incentive plan, all restricted stock awards vested immediately upon the Change of Control on June 11, 2002. As a result, compensation expense of $12,022,000 was recorded in the year ended December 31, 2002.

The Company's Amended and Restated 1998 Stock Option Plan (the "1998 Option Plan") provided that all options immediately vested and that an option holder had sixty days following the Change of Control to elect to surrender his or her nonqualified options to the Company for a cash payment to the excess of the highest closing market price of the stock during the 90 days preceding the Change of Control, which was $32.50 per share, or the closing market price on the day preceding the date of surrender, whichever is higher, over the exercise price for the surrendered options. During the year ended December 31, 2002, the Company recorded a charge of $61,400,000 related to the cash payment obligation under the Option Plan.

Under employment agreements the Company had with some of its former key executives, the Company had payment obligations that were triggered upon a termination of the executive's employment either by the Company or the executive following the Change of Control. During the third quarter of 2002, the Company triggered its payment obligations and recorded an obligation for the payments to the executives totaling $15,507,000. The Company recorded expenses of $3,201,000 for employee termination and severance benefits in 2002 unrelated to the aforementioned executive employment agreements. This amount primarily relates to severance related to former employees and the restructuring of the Company's ICN International headquarters in Basel, Switzerland. In addition, on June 19, 2002, Mr. Milan Panic, the Company's former Chief Executive Officer and Chairman of the Board, resigned with immediate effect from his positions as Chairman and Chief Executive Officer and from all positions he held as a director or officer of any of the Company's affiliates. Mr. Panic also resigned as one of the Company's employees with effect from June 30, 2002 and is no longer one of the Company's directors. In connection with Mr. Panic's termination, the Company recorded severance expense of $12,000,000 in the year ended December 31, 2002.

During 2002, based on a number of factors, including changes in market conditions and changes in strategic direction, the Company evaluated the net realizable value of certain long-lived assets, including capitalized offering costs related to the proposed public offering of ICN International AG, the Company's corporate aircraft and other assets. The Company concluded that due to the passage of time and the strategic business review, the capitalized offering costs of ICN International AG of $18,295,000 should be written-off. Also, an impairment charge of $9,100,000 was recorded for the difference between the carrying value and the fair value of the corporate aircraft, as determined by appraisals.

The Company incurred a significant amount of professional fees in connection with proxy contests in 2002. Proxy contest expenses were $9,850,000 for the year ended December 31, 2002.

## 6. Concentrations of Credit Risk

The Company is exposed to concentrations of credit risk related to its cash deposits and marketable securities. The Company places its cash and cash equivalents with respected financial institutions. The Company's cash and cash equivalents and marketable securities totaled $461,508,000 and $873,981,000, at December 31, 2004 and 2003, respectively, which are held in time deposits, money market funds, and municipal debt securities through approximately ten major financial institutions. The Company is also exposed to credit risk related to its receivable from Schering-Plough and Roche, which totaled $17,329,000 and $36,690,000 at December 31, 2004 and 2003, respectively.

## 7. Income Taxes

The components of income (loss) from continuing operations before minority interest for each of the years ended December 31, 2004, 2003 and 2002 consists of the following (in thousands):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Domestic | $(143,311) | $(102,225) | $113,806 |
| Foreign | 90,888 | 88,465 | 63,132 |
| | $ (52,423) | $ (13,760) | $176,938 |

The income tax provision for each of the years ended December 31, 2004, 2003 and 2002 consists of the following (in thousands):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current | | | |
| Federal | $(1,956) | $ 1,423 | $20,626 |
| State | 24 | 1,858 | 1,164 |
| Foreign | 32,991 | 33,746 | 24,177 |
| | 31,059 | 37,027 | 45,967 |
| Deferred | | | |
| Federal | $45,529 | $ 9,286 | $25,620 |
| State | (292) | (1,304) | 295 |
| Foreign | 7,301 | (5,546) | 3,081 |
| | 52,538 | 2,436 | 28,996 |
| | $83,597 | $39,463 | $74,963 |

The Company's effective tax rate from continuing operations differs from the applicable United States statutory federal income tax rate due to the following:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Statutory rate | 35% | 35% | 35% |
| Foreign source income taxed at other effective rates | (2) | (5) | 3 |
| Ribapharm Acquisition expenses | — | 2 | — |
| Change in valuation allowance | (209) | (1) | 4 |
| Net operating loss adjustments | — | 5 | — |
| State tax and other, net | 17 | 2 | — |
| Effective rate, excluding IPR&D | (159) | 38 | 42 |
| IPR&D | — | (325) | — |
| Effective rate | (159)% | (287)% | 42% |

The Company's effective tax rate for the year ended December 31, 2004 was significantly affected by an increase in the valuation allowance to recognize the uncertainty of realizing the benefits of the United States net operating losses and research credits. Pre-tax losses resulting from restructuring and impairment charges of $19,344,000 and a European work force reduction charge of $4,262,000, for which the Company recorded a minimal tax benefit of $1,451,000 (6%) also affected the effective tax rate. This minimal tax benefit reflects uncertainty of the realization of tax benefits in some of the jurisdictions in which these charges were incurred. Additionally, in the year ended December 31, 2004, the Company recorded a tax provision of $1,828,000 related to the settlement of a tax dispute with Puerto Rico relating to tax years 1998 and 1999.

The primary components of the Company's net deferred tax asset at December 31, 2004 and 2003 are as follows (in thousands):

| | 2004 | 2003 |
|---|---|---|
| Deferred tax assets: | | |
| NOL carryforwards | $ 111,782 | $ 58,815 |
| Inventory and other reserves | 11,931 | 15,587 |
| Tax credit carryforwards | 12,966 | 7,136 |
| Other | 12,136 | 7,572 |
| Valuation allowance | (122,154) | (20,509) |
| Total deferred tax asset | 26,661 | 68,601 |
| Deferred tax liabilities: | | |
| Foreign fixed assets and other | (16,321) | (9,202) |
| Intangibles | (22,189) | (31,261) |
| Total deferred tax liability | (38,510) | (40,463) |
| Net deferred tax (liability) asset | $ (11,849) | $ 28,138 |

In 2004, the valuation allowance primarily relates to United States and foreign net operating losses. In 2003, the valuation allowance primarily related to foreign net operating losses and to reduce the benefit from the exercise of stock options included in the net operating loss carryforward.

At December 31, 2004, the Company had U.S. federal, state and foreign net operating losses of approximately $250,295,000, $164,335,000 and $70,033,000, respectively. In 2008, $19,289,000 of the

Company's U.S. federal net operating losses will expire. The remainder will begin to expire in 2023. The state net operating losses will begin to expire in 2013 and the foreign net operating losses will begin to expire in 2007. The Company also has U.S. federal and state credits of $11,431,000 and $1,535,000 that will begin to expire in 2014.

A valuation allowance was recorded in the fourth quarter for the entire domestic net deferred tax asset. The consolidated reporting group in the United States has been operating at a loss in recent quarters due to increased investments in research and development and lower royalties. Several strategies have been pursued that would enable the Company to utilize the net operating losses and other deferred tax assets. However, during the fourth quarter, the Company determined that one of the strategies that involved selling certain product rights to an unrelated party did not make economic sense at levels proposed and discontinued the effort. The Company believes the tax assets will be realized through the successful commercialization of Viramidine, however, there is insufficient objective evidence at this time to recognize these assets for financial reporting purposes. A minimum of $250,295,000 of future taxable income will need to be generated to realize the benefits of the net operating losses. Strategies that would cause the United States losses to be utilized sooner than 2008 without reliance on future operating income are being considered. The valuation allowance will be reduced in the future if the forecast for future taxable income is realized or other strategies are implemented. Ultimate realization of the benefit of the United States net operating losses and research credits is dependent upon the Company generating sufficient taxable income prior to their expiration.

As of December 31, 2004, approximately $462,000 of the valuation allowance related to the tax benefits of stock option deductions and $4,247,000 related to the tax benefits of bond interest that is included in the Company's net operating losses. At such time as the valuation allowance is released, the benefit will be credited to additional capital.

Historically, there have not been significant differences between financial reporting pretax earnings and taxable income. Approximately $168,800,000 of the United States net operating loss carryforwards arose from discontinued operations and the disposition of those operations that occurred during 2002 and 2003.

During 2003, no United States income or foreign withholding taxes were provided on the undistributed earnings of the Company's foreign subsidiaries with the exception of Subpart F income, since management intends to reinvest those undistributed earnings in the foreign operations. Included in consolidated accumulated deficit at December 31, 2003 is approximately $498,970,000 of accumulated earnings of foreign operations that would be subject to United States income or foreign withholdings taxes, if and when repatriated.

The Company and its domestic subsidiaries file a consolidated United States federal income tax return. These returns have either been audited or settled through statute expiration through the year 1996. The Company and its consolidated subsidiaries are currently under examination in the United States for years 1997 through 2001. Other audits are in process for some of the non-United States subsidiaries. While the Company believes the review will not result in the returns being found to contain any substantive and material deficiencies, there can be no assurance that the Internal Revenue Service's findings will not have a material adverse effect on the Company's reported effective tax rate.

In 1999, the Company restructured its operations by contributing the stock of several non-United States subsidiaries to a wholly owned Dutch company. At the time of the restructuring, the Company intended to avail itself of the non-recognition provisions of the Internal Revenue Code to avoid generating taxable income on the intercompany transfer. One of the requirements under the non-recognition provisions was to file Gain Recognition Agreements with the Company's timely filed 1999 United States Corporate Income Tax Return. The Company has recently discovered that although it was clearly the intent of the Company to file the Gain Recognition Agreement and it has operated as if such filings had been submitted, former management inadvertently omitted the Gain Recognition Agreements from its filings. In accordance with Treasury guidelines, a formal request has been made to the Internal Revenue Service to rule that reasonable cause existed for the failure to provide these agreements. While the Company is still evaluating the underlying values of the stock contributed, if the requested relief were to be denied and the matter could not otherwise be resolved favorably with the Internal Revenue Service, the Company believes the resulting cash tax obligation would likely offset a substantial portion of the Company's accumulated tax loss carryforwards.

During the fourth quarter of 2004, legislation was passed (The American Jobs Creation Act of 2004), which provides for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated to the United States. The range of reasonably possible amounts of unremitted earnings that is being considered for repatriation and the related potential range of income tax effects of such repatriation cannot be reasonably estimated at this time. The Company is evaluating the effects of this law, and is expecting to complete the evaluation and develop an appropriate plan of action during the first half of 2005.

## 8. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Income: | | | |
| Numerator for basic and dilutive earnings per share — income available to stockholders | $(169,797) | $(55,640) | $(134,834) |
| Shares: | | | |
| Denominator for basic earnings per share — weighted-average shares outstanding | 83,887 | 83,602 | 83,279 |
| Employee stock options | — | — | 709 |
| Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions | 83,887 | 83,602 | 83,988 |
| Basic earnings (loss) per share: | | | |
| Loss from continuing operations | $ (1.62) | $ (0.78) | $ 1.01 |
| Discontinued operations, net of taxes | (0.40) | 0.11 | (2.37) |
| Cumulative effect of change in accounting principle | — | — | (0.26) |
| Basic net loss per share | $ (2.02) | $ (0.67) | $ (1.62) |
| Diluted earnings (loss) per share: | | | |
| Loss from continuing operations | $ (1.62) | $ (0.78) | $ 1.00 |
| Discontinued operations, net of taxes | (0.40) | 0.11 | (2.35) |
| Cumulative effect of change in accounting principle | — | — | (0.26) |
| Diluted net loss per share | $ (2.02) | $ (0.67) | $ (1.61) |

The $240,000,000 3.0% Convertible Subordinated Notes due 2010 and the $240,000,000 4.0% Convertible Subordinated Notes due 2013, discussed in Note 10, allow the Company to settle any conversion by remitting to the note holder the principal amount of the note in cash, while settling the conversion spread (the excess conversion value over the accreted value) in the shares of the Company's common stock. The accounting for convertible debt with such settlement features is addressed in EITF Issue No. 90-19, "Convertible Bonds with Issuer Option to Settle for Cash Upon Conversion." It is the Company's intent to settle the notes' conversion obligations consistent with Instrument C of EITF 90-19. Only the conversion spread, which will be settled in stock, will result in potential dilution in the Company's earnings-per-share computations as the accreted value of the notes will be settled for cash upon the conversion.

For the years ended December 31, 2004 and 2003, options to purchase 2,789,000 and 1,131,000 weighted-average shares of common stock, respectively, were not included in the computation of earnings per share because the Company incurred a loss and the effect would have been anti-dilutive.

For the years ended December 31, 2004 and 2003, options to purchase 2,661,000 and 3,526,000 weighted-average shares of common stock, respectively, were also not included in the computation of earnings per share because the options exercise prices were greater than the average market price of the Company's common stock and, therefore, the effect would have been anti-dilutive.

## 9. Detail of Certain Accounts

| | 2004 | 2003 |
|---|---|---|
| | (In thousands) | |
| **Accounts receivable, net:** | | |
| Trade accounts receivable | $ 142,925 | $ 121,651 |
| Royalties receivable | 17,329 | 36,690 |
| Other receivables | 17,620 | 10,724 |
| | 177,874 | 169,065 |
| Allowance for doubtful accounts | (6,014) | (6,663) |
| | $ 171,860 | $ 162,402 |
| **Inventories, net:** | | |
| Raw materials and supplies | $ 42,568 | $ 36,288 |
| Work-in-process | 24,002 | 23,731 |
| Finished goods | 59,612 | 43,470 |
| | 126,182 | 103,489 |
| Allowance for inventory obsolescence | (13,932) | (11,583) |
| | $ 112,250 | $ 91,906 |
| **Property, plant and equipment, net:** | | |
| Land | $ 14,492 | $ 15,147 |
| Buildings | 177,254 | 175,701 |
| Machinery and equipment | 170,503 | 170,925 |
| Furniture and fixtures | 30,860 | 27,317 |
| Leasehold improvements | 6,521 | 5,491 |
| | 399,630 | 394,581 |
| Accumulated depreciation and amortization | (183,140) | (158,496) |
| Construction in progress | 16,768 | 4,931 |
| | $ 233,258 | $ 241,016 |

At December 31, 2004 and 2003, construction in progress primarily includes costs incurred for plant expansion projects in North America and Europe.

| | 2004 | 2003 |
|---|---|---|
| | (In thousands) | |
| **Accrued liabilities:** | | |
| Payroll and related items | $ 36,244 | $ 36,576 |
| Accrued returns and allowances | 18,184 | 8,846 |
| Legal and professional fees | 11,865 | 17,021 |
| Accrued research and development costs | 11,850 | 475 |
| Dividends payable | 6,509 | 6,429 |
| Environmental accrual | 5,031 | 9,798 |
| Interest | 5,029 | 13,438 |
| Other | 27,585 | 16,790 |
| | $122,297 | $109,373 |

**Goodwill and intangible assets:** As of December 31, 2004 and 2003, goodwill and intangible assets were as follows (in thousands):

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Gross Amount | Accumulated Amortization | Gross Amount | Accumulated Amortization |
| **Intangible assets:** | | | | |
| Product rights | $595,699 | $(206,367) | $520,025 | $(158,743) |
| License agreement | 67,376 | (24,431) | 67,376 | (6,911) |
| Goodwill | 20,499 | — | 13,282 | — |
| Total | $683,574 | $(230,798) | $600,683 | $(165,654) |

Goodwill increased $7,217,000 for the year ended December 31, 2004 primarily due to the Amarin Acquisition.

Amortization expense for the years ended December 31, 2004, 2003 and 2002 were $59,303,000, $38,577,000 and $30,661,000, respectively, of which $41,783,000, $31,666,000 and $30,661,000 was related to the amortization of acquired product rights, respectively. Estimated amortization expenses for the years ending December 31, 2005, 2006, 2007, 2008 and 2009 are $52,560,000, $52,552,000, $51,299,000, $45,086,000, and $37,853,000, respectively.

## 10. Debt

Long-term debt consists of the following (in thousands):

| | 2004 | 2003 |
|---|---|---|
| 6½% Convertible Subordinated Notes due 2008 | $ — | $ 326,001 |
| 3% Convertible Subordinated Notes due 2010 | 240,000 | 240,000 |
| 4% Convertible Subordinated Notes due 2013 | 240,000 | 240,000 |
| 7% Senior Notes due 2011 | 298,833 | 300,000 |
| Mortgages in Swiss francs with an interest rate of LIBOR + 1.5%; interest and principal payable semi-annually through 2030 | 14,477 | 13,469 |
| Notes payable due 2005 | 686 | 1,660 |
| Other | 72 | 15 |
| | 794,068 | 1,121,145 |
| Less: current portion | (929) | (1,343) |
| Total long-term debt | $793,139 | $1,119,802 |

On May 14 and July 21, 2004, the Company repurchased $326,001,000 aggregate principal amount of its 6½% Convertible Subordinated Notes due 2008. In connection with these repurchases, the Company recorded a loss on early extinguishment of debt of $19,892,000 for the year ended December 31, 2004.

In December 2003, the Company issued $300,000,000 aggregate principal amount of 7.0% Senior Notes due 2011 (the "7.0% Senior Notes"). Interest on the 7% Senior Notes is payable semi-annually on June 15 and December 15 of each year. The Company may, at its option, redeem some or all of the 7.0% Senior Notes at any time on or after December 15, 2007, at a redemption price of 103.50%, 101.75% and 100.00% of the principal amount during the twelve-month period beginning December 15, 2007, 2008 and 2009 and thereafter, respectively. In addition, on or prior to December 15, 2006, the Company may, at its option, redeem up to 35% of the 7.0% Senior Notes with the proceeds of certain sales of its equity at a redemption price equal to 107.0% of the principal amount provided that at least 65% of the aggregate principal amount of the notes issued remains outstanding after the redemption. The 7.0% Senior Notes are senior unsecured obligations. They rank senior in right of payment to any existing and future subordinated indebtedness of the Company. The indenture governing the 7.0% Senior Notes include certain covenants which may restrict the incurrence of additional indebtedness, the payment of dividends and other restricted payments, the creation of certain liens, the sale of assets or the ability to consolidate or merge with another entity, subject to qualifications and exceptions. In January 2004, the Company entered into an interest rate swap agreement with respect to $150,000,000 in principal amount of the Senior Notes. See Note 11 for a description of the interest rate swap arrangement.

Subsequent to December 31, 2004, investors in auction rate securities, were advised under a recent interpretation of SFAS No. 95 *Statement of Cash Flows*, all auction rate securities should be classified as marketable securities and not cash equivalents. As a result, the Company reviewed its investments in auction rate securities and concluded that it was in technical non-compliance with a covenant in the indenture governing the Company's 7.0% Senior notes. Upon realizing that a technical non-compliance existed, the Company liquidated its holdings of auction rate securities at approximately the carrying value and cured the technical non-compliance.

In November 2003, the Company issued $240,000,000 aggregate principal amount of 3.0% Convertible Subordinated Notes due 2010 (the "3.0% Notes") and $240,000,000 aggregate principal amount of 4.0% Convertible Subordinated Notes due 2013 (the "4.0% Notes"), which were issued as two series of notes under a single indenture among the Company and the trustee. Interest on the 3.0% Notes is payable semi-annually on February 16 and August 16 of each year. Interest on the 4.0% Notes is payable semi-annually on May 15 and November 15 of each year. The Company has the right to redeem the 3.0% Notes, in whole or in part, at their principal amount on or after May 20, 2011. The 3.0% Notes and 4.0% Notes are convertible into the Company's common stock at a conversion rate of 31.6336 shares per $1,000 principal amount of notes, subject to adjustment. Upon conversion, the Company will have the right to satisfy its conversion obligations by delivery, at its option of either shares of its common stock, cash or a combination thereof. It is the Company's intent to settle the principal amount of the 3.0% Notes and 4.0% Notes in cash. The 3.0% Notes and 4.0% Notes are subordinated unsecured obligations of the Company, ranking in right of payment behind the Company's senior debt, including the 7.0% Senior Notes. In connection with the above note offerings, the Company used a portion of the proceeds to retire $139,589,000 aggregate principal amount of its 6½% Notes, resulting in a loss on early extinguishment of debt of $12,803,000 for the year ended December 31, 2003.

In connection with the offering of the 3.0% Notes and the 4.0% Notes, the Company entered into convertible note hedge and written call option transactions with respect to the Company's common stock (the "Convertible Note Hedge"). The Convertible Note Hedge consisted of the Company purchasing a call option on 12,653,440 shares of the Company's common stock at a strike price of $31.61 and selling a written call option on the identical number of shares at $39.52. The number of shares covered by the Hedge is the same number of shares underlying the conversion of $200,000,000 principal amount of the 3.0% Notes and $200,000,000 principal amount of the 4.0% Notes. The Convertible Note Hedge is expected to reduce the potential dilution from conversion of the notes. The written call option sold offset, to some extent, the cost of the written call option purchased. The net cost of the Convertible Note Hedge of $42,880,000 was recorded as the sale of a permanent equity instrument pursuant to guidance in EITF 00-19.

In April 2002, the Company used a portion of the proceeds of the Ribapharm Offering to complete its tender offer and consent solicitation for all of its outstanding 8¾% Senior Notes due 2008. The redemption of these notes resulted in a loss on extinguishment of debt of $43,268,000. In July and August 2002, the Company repurchased $59,410,000 principal amount of its 6½% Notes. In connection with these repurchases, the Company recorded a gain on early extinguishment of debt of $17,538,000. The net loss on extinguishment of debt was $25,730,000 for the year ended December 31, 2002.

The Company has mortgages totaling $14,477,000 payable in U.S. Dollars and Swiss francs collateralized by certain real property of the Company.

Aggregate annual maturities of long-term debt are as follows (in thousands):

| | |
|---|---|
| 2005 | $ 929 |
| 2006 | 306 |
| 2007 | 251 |
| 2008 | 243 |
| 2009 | 243 |
| Thereafter | 792,096 |
| Total | $794,068 |

The estimated fair value of the Company's public debt, based on quoted market prices or on current interest rates for similar obligations with like maturities, was approximately $836,000,000 and $1,182,000,000 compared to its carrying value of $778,833,000 and $1,106,001,000 at December 31, 2004 and 2003, respectively.

The Company has short and long-term lines of credit of $7,129,000 in the aggregate under which no borrowings were outstanding at December 31, 2004. The lines of credit provide for short-term borrowings and bear interest at variable rates based upon LIBOR or other indices.

## 11. Derivatives and Hedging Activities

The Company uses derivative financial instruments to hedge foreign currency and interest rate exposures. The Company does not speculate in derivative instruments in order to profit from foreign currency exchange or interest rate fluctuations; nor does the Company enter into trades for which there is no underlying exposure.

*Interest Rate Swap Agreement:* In January 2004, the Company entered into an interest rate swap agreement with respect to $150,000,000 principal amount of the 7.0% Senior Notes due 2011 (the "Interest Rate Swap"), with the objective of initially lowering the Company's effective interest rate by exchanging fixed rate payments for floating rate payments. The agreement provides that the Company will exchange its 7.0% fixed-rate payment obligation for variable rate payments of six-month LIBOR plus 2.409% (5.692% as of December 31, 2004). The Interest Rate Swap is designated as a fair value hedge and is deemed perfectly effective. At December 31, 2004, the fair value of the Interest Rate Swap was $1,167,000 and is included in other long-term assets with an offsetting credit included in long-term debt as a fair value adjustment. In support of the Company's obligation under the Interest Rate Swap, the Company is required to maintain a minimum level of cash and investment collateral depending on the fair market value of the Interest Rate Swap. As of December 31, 2004, $5,483,000 is recorded on the balance sheet in other assets related to collateral on the Interest Rate Swap.

*Foreign Currency Hedge Transactions:* In March and June 2004, the Company entered into a series of forward contracts to reduce its exposure to variability in the Euro compared to the U.S. Dollar (the "Hedges"). The Hedges will cover the Euro denominated royalty payments on forecasted Euro royalty revenue. The Hedges are designated and qualify as cash flow hedges. The Hedges are consistent with the Company's risk management policy, which allows for the hedging of risk associated with fluctuations in foreign currency for anticipated future transactions. The Hedges are determined to be fully effective as a hedge in reducing the risk of the underlying transaction. An unrealized loss of $5,630,000 has been recorded in other comprehensive income for the year ended December 31, 2004. This unrealized loss will be reclassified into earnings as the forward contracts are settled on a monthly basis through December 30, 2005. As of December 31, 2004, the notional amount of Hedges remaining is $45,397,000. In connection with the Hedges, the Company is required to maintain a margin account with a minimum level of cash and investment collateral depending on the fair market value of the Hedges. As of December 31, 2004, $8,460,000 is recorded on the balance sheet in marketable securities related to collateral on the Hedges.

## 12. Common Stock

In April 2003, the Company implemented its 2003 Equity Incentive Plan (the "Incentive Plan"), which is an amendment and restatement of its 1998 Option Plan. The Incentive Plan increases the number of shares of common stock available for issuance from 11,604,000 to 18,104,000 in the aggregate. The Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, phantom stock and stock bonuses (collectively, "awards") to key employees, officers, directors, consultants and advisors of the Company. Options granted under the Incentive Plan must have an exercise price that is not less than 85% of the fair market value of the common stock on the date of grant and a term not exceeding 10 years. Under the Incentive Plan, 500,000 shares may be issued as phantom stock awards or restricted stock awards for which a participant pays less than the fair market value of the common stock on the date of grant. Options vest ratably over a four year period from the date of grant.

The following table sets forth information relating to the Incentive Plan during the years ended December 31, 2004 and 2003 and Stock Option Plan during the year ended December 31, 2002 (in thousands, except per share data):

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Shares under option, December 31, 2001 | 10,721 | $23.40 |
| Granted | 4,047 | 15.59 |
| Exercised | (1,748) | 17.54 |
| Surrendered | (6,606) | 22.81 |
| Canceled | (864) | 26.00 |
| Shares under option, December 31, 2002 | 5,550 | 19.81 |
| Granted | 5,691 | 15.62 |
| Assumed in mergers with subsidiaries (Note 2) | 2,234 | 18.63 |
| Exercised | (145) | 11.89 |
| Canceled | (1,029) | 30.12 |
| Shares under option, December 31, 2003 | 12,301 | 16.89 |
| Granted | 2,668 | 23.39 |
| Exercised | (838) | 12.66 |
| Canceled | (795) | 25.86 |
| Shares under option, December 31, 2004 | 13,336 | $17.93 |
| Exercisable at December 31, 2002 | 2,931 | $29.43 |
| Exercisable at December 31, 2003 | 3,770 | $23.38 |
| Exercisable at December 31, 2004 | 4,799 | $19.56 |
| Options available for grant at December 31, 2003 | 4,084 | |
| Options available for grant at December 31, 2004 | 2,211 | |

The schedule below reflects the number of outstanding and exercisable options as of December 31, 2004 segregated by price range (in thousands, except per share data):

| | Outstanding | | Exercisable | | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Life (years) |
| $ 8.10 to $13.08 | 5,334 | $10.52 | 1,953 | $ 9.95 | 7.99 |
| $13.67 to $23.92 | 5,893 | $20.34 | 1,132 | $18.63 | 9.09 |
| $24.00 to $46.25 | 2,109 | $29.92 | 1,714 | $31.12 | 6.36 |
| | 13,336 | | 4,799 | | |

*SFAS No. 123 Assumptions and Fair Value:* The fair value of options granted in 2004, 2003 and 2002 reported in Note 1 were estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Weighted-average life (years) | 4.2 | 4.2 | 4.2 |
| Volatility | 63% | 56% | 94% |
| Expected dividend per share | $ 0.31 | $0.31 | $ 0.36 |
| Risk-free interest rate | 3.71% | 2.90% | 2.55% |
| Weighted-average fair value of options | $11.26 | $6.94 | $10.33 |

*2003 Employee Stock Purchase Plan:* In May 2003, the Company's Stockholders approved the Valeant Pharmaceuticals International 2003 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides employees with an opportunity to purchase common stock through payroll deductions. There are 7,000,000 shares of common stock reserved for issuance under the Purchase Plan, plus an annual increase on the first day of the Company's fiscal year for a period of ten years, commencing on January 1, 2005 and ending on January 1, 2015, equal to the lower of (i) 1.5% of the shares of common stock outstanding on each calculation date, (ii) 1,500,000 shares of common stock, or (iii) a number of shares that may be determined by the Compensation Committee. During fiscal 2004, the Company issued 194,803 shares of its common stock for proceeds of $2,873,000 under the Purchase Plan.

*Stock Repurchase Plan:* In 1998, the Company's Board of Directors authorized two stock repurchase programs. The first repurchase program authorized the Company to repurchase up to $10,000,000 of its outstanding common stock. The second authorized the Company to initiate a long-term repurchase program that allows the Company to repurchase up to 3,000,000 shares of its common stock. In April and May 2002, the Company repurchased an aggregate 1,146,000 shares of its common stock for $31,955,000 in open market transactions with approval from the Board of Directors. There is no longer an authorization to purchase shares under the stock repurchase program.

*Stockholder Rights Plan:* The Company has adopted a Stockholder Rights Plan to protect stockholders' rights in the event of a proposed or actual acquisition of 15% or more of the outstanding shares of the Company's common stock. As part of this plan, each share of the Company's common stock carries a right to purchase one one-hundredth (1/100) of a share of Series A Preferred Stock (the "Rights"), par value $0.01 per share, of the Company at a price of $83 per one one-hundredth of a share, subject to adjustment, which becomes exercisable only upon the occurrence of certain events. The Rights are subject to redemption at the option of the Board of Directors at a price of $0.01 per right until the occurrence of certain events. On October 5, 2004, the Company amended its Stockholder Rights Plan. The amendment to the Stockholder Rights Plan changes certain provisions in the Stockholder Rights Plan including extending the expiration date from November 1, 2004 to November 1, 2009 and increasing the exercise price of the Rights to $100 per right, subject to adjustment. Additionally, in connection with the amendment, the Company increased the number of shares designated as Series A Participating Preferred Stock from 1,000,000 shares to 2,000,000 shares.

*Long-term Incentive Plan:* The Company had a long-term incentive plan, which provided for the issuance of shares of the Company's common stock to senior executives. Shares issued under the long-term incentive plan were restricted and vested over a four-year period. In 2002, approximately 445,000 shares of the Company's common stock having a value of $14,100,000 were issued under this plan. In 2001 and 2000, no shares were issued under the plan. Upon the Change of Control, all restricted stock awards under the long-term incentive plan vested immediately. As of December 31, 2004 and 2003, there were no shares outstanding in the plan and no compensation expense was recorded. During 2002, the Company recorded an other non-cash charge relating to the compensation expense of $14,295,000. The long-term incentive plan was terminated on December 19, 2003.

*Other:* During 2004 and 2003, pursuant to the Company's approved director compensation plan, the Company granted its non-employee directors 51,476 and 69,653 shares of phantom stock, respectively, with a fair market value of $971,000 and $840,000, respectively. Each share of phantom stock vests over one year, is entitled to dividend equivalent shares and is exchanged for a share of the Company's common stock one year after the director ceases to serve as a member of the Company's Board. During 2004 and 2003, the Company recorded non-cash charges related to the vesting of phantom stock of $899,000 and $515,000, respectively. As of December 31, 2004, there were 97,635 shares of phantom stock outstanding.

During the second quarter of 2003, the Company sold the corporate aircraft for 166,980 shares of the Company's common stock held by the purchaser with a fair market value of $2,837,000, which was the carrying value of this asset.

In January 2003, the Company issued 41,305 shares of its common stock valued at $484,000 for consulting services rendered by non-employees.

In 2003, the Company recorded a non-cash charge relating to the modification of the term of options of $672,000.

## 13. Commitments and Contingencies

We are involved in several legal proceedings, including the following matters.

*Ribapharm Tender Offer Litigation:* In June 2003, seven purported class actions were filed against the Company, Ribapharm and certain directors and officers of Ribapharm in the Delaware Court of Chancery. Six of these complaints were consolidated under the caption *In re Ribapharm Inc. Shareholders Litigation*, Consol. C.A. No. 20337 and the seventh suit proceeded in coordination with the consolidated case in which the plaintiffs alleged, among other things, that the Company breached its fiduciary duties as a controlling stockholder of Ribapharm in connection with its tender offer for the shares of Ribapharm it did not already own. On August 4, 2003, the Company and the plaintiffs reached an agreement in principle to settle these lawsuits for a nominal amount.

In June 2003, a purported class action on behalf of certain stockholders of Ribapharm was filed against the Company in the Delaware Court of Chancery seeking a declaration that the shareholders rights plan is valid and enforceable. The Company and the plaintiffs reached an agreement in principle to settle this lawsuit which will be completed in combination with the settlement *In re Ribapharm Inc. Shareholders Litigation*, Consol. C.A. No. 20337.

In June 2003, a purported class action was filed in the Superior Court of Orange County, California, against the Company, Ribapharm and certain of Ribapharm's officers and directors asserting the same claims, on behalf of the same class of plaintiffs and against the same defendants as in the seven lawsuits filed in Delaware that are described above. The settlement of the Delaware tender offer litigation has been designed to release the claims brought in this lawsuit, although the decision as to the effect of that release will be subject to the discretion of the California court.

At a hearing held on December 2, 2004, the Delaware Court entered an order approving the settlement and awarded plaintiffs' counsel $375,000 in fees and expenses. Pursuant to the terms of the Delaware settlement, on January 18, 2005, the plaintiff in the California action filed a notice of request for voluntary dismissal of the case, seeking to dismiss the case with prejudice. On January 20, 2005, the California court entered an order dismissing the California action with prejudice.

On February 28, 2005, after receiving no objections to the settlement agreement and no opt-outs by class members, the court gave final approval to the settlement and entered an order and judgment dismissing the action with prejudice.

*Securities Class Actions:*

*Section 10b-5 Litigation:* Since July 25, 2002, multiple class actions have been filed against the Company and some of its current and former executive officers alleging that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by issuing false and misleading financial results to the market during different class periods ranging from May 3, 2001 to July 10, 2002, thereby artificially inflating the price of the Company's stock. The lawsuits generally claim that the Company issued false and misleading statements regarding its earnings prospects and sales figures (based upon "channel stuffing" allegations), its operations in Russia, the marketing of Efudex, and the earnings and sales of its Photonics division. The plaintiffs generally seek to recover compensatory damages, including interest.

All the actions have been consolidated to the Central District of California. On June 24, 2004, the court dismissed the Second Amended Complaint as to the channel stuffing claim. The plaintiffs then stipulated to a dismissal of all the claims against the Company. The plaintiffs have filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit seeking review of the dismissal of the claims against the Company. The plaintiffs filed their opening brief in the Ninth Circuit on February 7, 2005. Although a schedule for deciding the appeal has not yet been set by the court, the Company expects a ruling on this matter by late fall 2005.

*Valuepoint Bondholders' Litigation:* On May 9, 2003, a bondholder filed a class action lawsuit in Orange County Superior Court against the Company and some of its current and former directors and former executive officers. The lawsuit alleges that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements in connection with an offering of 6½% Convertible Subordinated Notes due 2008 in November 2001, thereby artificially inflating the market price of the Notes. The plaintiffs generally sought to recover compensatory damages, including interest. On December 20, 2004, the court granted preliminary approval of the settlement under which the company will pay the plaintiff's $3,200,000.

*Derivative Actions:* The Company is a nominal defendant in a shareholder derivative lawsuit pending in state court in Orange County, California, styled James Herrig, IRA v. Milan Panic et al. This lawsuit, which was filed on June 6, 2002, purports to assert derivative claims on behalf of the Company against certain current and/or former officers and directors of the Company. The lawsuit asserts claims for breach of fiduciary duties, abuse of control, gross mismanagement and waste of corporate assets. The plaintiff seeks, among other things, damages and a constructive trust over cash bonuses paid to the officer and director defendants in connection with the Ribapharm offering, or the Ribapharm Bonuses.

On October 1, 2002, several former and current directors of the Company, as individuals, as well as the Company, as a nominal defendant, were named as defendants in a second shareholder's derivative complaint filed in the Delaware Court of Chancery, styled Paul Gerstley v. Norman Barker, Jr. et al. The original complaint in the Delaware action purported to state causes of action for violation of Delaware General Corporation Law Section 144, breach of fiduciary duties and waste of corporate assets in connection with the defendants' management of the Company. The allegations in the Delaware action were similar to those contained in the derivative lawsuit filed in Orange County, California, but included additional claims asserting that the defendants breached their fiduciary duties by disseminating materially misleading and inaccurate information.

The Company established a Special Litigation Committee to evaluate the plaintiffs' claims in both derivative actions. The Special Litigation Committee concluded that it would not be in the best interest of the Company's shareholders to pursue many of the claims in these two lawsuits, but decided to pursue, through litigation or settlement, claims arising from the April 2002 decision of the Board to approve the payment of approximately $50,000,000 in bonuses to various members of the Board and management arising from the initial public offering of Ribapharm. The Court granted the Company's motion to stay the California proceedings in favor of the similar Delaware proceedings. On June 27, 2003, the Company filed a motion in the Delaware derivative action to (a) realign itself as plaintiff in the Delaware proceedings, (b) pursue the primary derivative claims relating to the Ribapharm Bonuses, (c) seek dismissal of the secondary derivative claims, and (d) settle certain claims with respect to certain of the defendants. The Court granted the Company's motion for realignment on October 27, 2003; additional aspects of the Company's motion are still pending. The Company filed an amended complaint in the Delaware action on September 17, 2003.

The Company has agreed to settle the litigation with respect to ten of the defendants, nine of whom each received Ribapharm Bonuses of $330,500, and one who received a Ribapharm Bonus of $500,000. Three of the settling defendants were first elected to the Company's Board of Directors in 2001 (the "2001 Directors"), only one of whom currently serves on the Board of Directors. The 2001 Directors have entered into settlement agreements, as amended, whereby they forfeited their 2003 annual Board of Directors stipend and all of their restricted stock units in exchange for a release from further liability in the lawsuit. The 2001 Director Settlement further provides that, in the event the Company negotiates a settlement with certain defendants on financial terms that are materially better than those set forth in the settlement agreements with the 2001 Directors, the Company agrees to adjust the 2001 Directors' settlement payment by a comparable proportion. Following court-sponsored mediation in the Delaware Court of Chancery, the Company entered into settlement agreements with seven other defendants, which have been executed by the parties and the mediator. Pursuant to these settlements, six of these defendants (the "Outside Director Defendants") will each pay to the Company $150,000, in exchange for a release from further liability in the lawsuit. The Outside Director Defendants will receive an offset credit of $50,000 for release of their claimed right to payments for the automatic conversion of the Company's stock options that were not issued to them in 2002. The terms of the mediated settlement with the other settling former director requires that he pay $80,000 to the Company in exchange for a release from further liability in the lawsuit. None of the settlements will be effective unless approved by the Delaware Court of Chancery. Following the mediated settlement agreements, counsel for the 2001 Directors notified the Company that, in the 2001 Directors' opinion, the settlement agreements with the Outside Director Defendants are on financial terms that are materially better than those set forth in the settlements with the 2001 Directors and have demanded that the Company pay to the 2001 Directors the sum of $50,000 each. The Company has advised the 2001 Directors that the settlement agreements reached with the other defendants do not trigger this provision. If it is deemed that the financial terms of the settlement with the Outside Director Defendants are on financial terms that are materially better than those set forth in the settlement with the 2001 Directors, the 2001 Directors' settlement payment will be adjusted by a comparable proportion. Mediation was unsuccessful and has terminated with respect to defendants Milan Panic and Adam Jerney, who received Ribapharm Bonuses of $33,000,000 and $3,000,000, respectively. Discovery in the case is proceeding.

*Patents:* Various parties are opposing our ribavirin patents in actions before the European Patent Office, and the Company is responding to these oppositions. These patents currently benefit from patent extensions in the major European countries, that provide market protection until 2009.

Should the opponents prevail, the combination therapies marketed by Schering-Plough would lose patent protection in Europe, but the Company believes that these products will continue to enjoy data exclusivity until 2009. Regardless of the outcome of the oppositions, the Company believes the combination therapies marketed by Roche will continue to benefit from a period of data and marketing protection in the major markets of the European Union until 2012.

*Serbia & Montenegro:* In March 1999, arbitration was initiated in the following matters before the International Chamber of Commerce International Court of Arbitration: (a) State Health Fund of Serbia v. ICN Pharmaceuticals, Inc., Case No. 10 373/AMW/BDW/SPB/JNK, and (b) ICN Pharmaceuticals, Inc. v. Federal Republic of Yugoslavia and Republic of Serbia, Case No. 10 439/BWD/SPB/JNK. At issue in these matters were the parties' respective rights and obligations with respect to ICN Yugoslavia, a joint venture formed by the parties' predecessors-in-interest in 1990. In these proceedings, the Company asserted claims against the Federal Republic of Yugoslavia ("FRY") and the Republic of Serbia, and counterclaims against the State Health Fund of Serbia ("Health Fund") for, inter alia, unlawful seizure of the Company's majority interest in the joint venture and failure to pay obligations to the joint venture in excess of $176,000,000. The Company sought damages in excess of $277,000,000. The Health Fund asserted claims against the Company for breach of the joint venture agreement based on the Company's alleged failure to make its required capital contributions, and the Company's alleged mismanagement of the joint venture. The Health Fund sought damages in excess of $270,000,000. Early in the proceedings the arbitral tribunal dismissed the FRY from these proceedings for lack of jurisdiction. In November 2004 the arbitral tribunal issued a final award in the case. The tribunal ruled that the Company had complied with its capital contribution obligations, that the Health Fund and Republic of Serbia had committed a *de facto* expropriation of the Company's interest in the joint venture, and that the Company was entitled to a return of its capital contributions, including rights to certain pharmaceutical compounds and $50,000,000 in cash. The tribunal dismissed the remaining claims by the Company and by the Health Fund for lack of jurisdiction. The tribunal ordered the Health Fund and Republic of Serbia to liquidate the joint venture within three months to repay Valeant's $50,000,000 in cash, and held that if such liquidation was not initiated in timely fashion the Health Fund and the Republic of Serbia would be jointly and severally liable for the return of these funds. The deadline to liquidate the joint venture passed in February 2005, but it appears that no liquidation of the joint venture has been initiated. The Company accordingly intends to press forward with enforcement efforts. The Company has seen press reports in Serbia that the Republic of Serbia and the Health Fund have filed one or more court actions in Serbia seeking to annul the arbitral awards, but the Company has not been formally served with process in such actions. The Health Fund has also threatened to reassert in court some or all of the claims that the tribunal did not reach on the merits. The Company intends to vigorously contest such claims if they are asserted.

*Argentina Antitrust Matter:* In July 2004, the Company was advised that the Argentine Antitrust Agency had issued a notice unfavorable to the Company in a proceeding against its Argentine subsidiary. The proceeding involves allegations that the subsidiary in Argentina abused a dominant market position in 1999 by increasing its price on Mestinon in Argentina and not supplying the market for approximately two months. The subsidiary filed documents with the agency offering an explanation justifying its actions, but the agency has now rejected the explanation. The agency is collecting evidence prior to issuing a new decision. Argentinean law permits a fine to be levied of up to $5,000,000 plus 20% of profits realized due to the alleged wrongful conduct. Counsel in the matter advises that the size of the transactions alleged to have violated the law will unlikely draw the maximum penalty.

*Permax Product Liability Cases:* In February 2004, the Company purchased the shares of Amarin Pharmaceuticals Inc. At that time a case captioned *Debra Ann Blackstone v. Amarin Pharmaceuticals, Inc., Amarin International Company, Eli Lilly & Company, Health Net, Inc., Blue Shield of California, Inc., Walgreen Co., Gaye Swenn, R.Ph., and John Lowhon, R.Ph. Case No. 017 201332 03* was already pending in the District Court of Tarrant County, Texas. On February 15, 2005 Valeant was served in a case captioned *Jerry G. Miller and Karren M. Miller v. Eli Lilly and Company, Elan Pharmaceuticals, Inc., Valeant Pharmaceuticals International, Amarin Corporation PLC, Amarin Pharmaceuticals, Inc., Reasor's, Inc., Reasor's LLC and Athena Neurosciences, Inc., Case No. CJ-2004-6757* in the District Court of Tulsa County, Oklahoma. On February 23, 2005 Valeant was served in a case captioned *Jimmy Ruth Carson v. Eli Lilly and Company, Elan Pharmaceuticals, Inc., and Valeant Pharmaceuticals International, Case No., 05CV106* in the United States District Court for the Northern District of Oklahoma. In general these cases allege that use of Permax, a drug for the treatment of Parkinson's Disease marketed and sold by Amarin, caused valvular heart disease. The Company has also received from time to time other claims alleging that the use of Permax caused congestive heart failure and other coronary-related damage, including a letter from an attorney purporting to represent 5 persons with such claims. Eli Lilly, holder of the right granted by the FDA to market and sell Permax in the United States, though such right was licensed to Amarin and the source of the manufactured product, has also been named in the suits. Under an agreement between the Company and Eli Lilly, Eli Lilly will bear a portion of the liability associated with these claims. Product liability insurance exists with respect to these claims. Although it is expected that the insurance proceeds will be sufficient to cover existing claims against the Company, there can be no assurance that defending against any future similar claims and any resulting settlements or judgments will not, individually or in the aggregate, have a material adverse affect on the Company's consolidated financial position, results of operation or liquidity.

*Kali litigation:* In March 2004, Kali Laboratories, Inc. submitted Abbreviated New Drug Application ("ANDA") No. 76-843 with the FDA seeking approval for a generic version of Diastat® (a diazepam rectal gel). In July of 2004, Xcel Pharmaceuticals, Inc., which we acquired on March 1, 2005, filed a complaint against Kali for patent infringement of U.S. Patent No. 5,462,740 — Civil Case No. 04-3238 (JCL) pending in the United States District Court of New Jersey. The complaint alleges that Kali's filing of ANDA No. 76-843 is an infringement under 35 U.S.C. § 271(e)(4) of one or more claims of U.S. Patent No. 5,462,740. Kali has filed an answer and counterclaims, denying all allegations of the complaint and asserting affirmative defenses and counterclaims for non-infringement, invalidity and unenforceability under the doctrine of patent misuse due to improper filing of the lawsuit. Xcel filed a reply to the counterclaims, denying all allegations thereof. Discovery is proceeding. The pretrial conference is set for November 15, 2005. No trial date has been set.

Xcel filed this suit within forty-five days of Kali's Paragraph IV certification. As a result, The Drug Price Competition and Patent Restoration Act of 1984 (the "Hatch-Waxman Act") provides an automatic stay on the FDA's approval of Kali's ANDA for thirty months. If Xcel prevails in the lawsuit, then Kali's ANDA cannot be effective until after the expiration of U.S. Patent No. 5,462,740 in 2013. If Kali prevails in the lawsuit at the district court level, then the FDA may approve Kali's ANDA at such time, even if prior to the expiration of the thirty-month stay period.

*Trademark litigation:* Altana Pharma AG filed oppositions to the Company's registration of the VALEANT trademark in Romania and in France. The French opposition has been denied. The Company and Altana have entered into a coexistence agreement pursuant to which Altana will withdraw any pending oppositions that it has filed against the registration of the VALEANT mark and will file no further oppositions.

Valent U.S.A. Corporation and its wholly owned subsidiary Valent Biosciences Corporation (together "Valent Biosciences") have expressed concerns regarding the possible confusion between Valent Biosciences' VALENT trademark registered in connection with various chemical and agricultural products and the company's VALEANT trademark. Valent Biosciences has opposed the registration of the VALEANT trademark by the Company in certain jurisdictions, including Argentina, Australia, Chile, Colombia, Czech Republic, France, Germany, New Zealand, Spain, Switzerland, Turkey, Venezuela and the United States. Valent Biosciences' oppositions in France and Spain have been denied. While Valent Biosciences' opposition in Chile has been sustained, the Company has appealed that decision. The Company has responded or will respond to the opposition proceedings that have been filed and discovery is ongoing in the opposition proceeding in the United States. If any of the opposition proceedings are successful, the Company would have no trademark registration for the VALEANT mark in that particular jurisdiction and, in addition, in those jurisdictions where trademark rights accrue solely through the registration process, may have no trademark rights in those particular jurisdictions.

*Other:* The Company is a party to other pending lawsuits and subject to a number of threatened lawsuits. While the ultimate outcome of pending and threatened lawsuits or pending violations cannot be predicted with certainty, and an unfavorable outcome could have a negative impact on the Company, at this time in the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

## 14. Business Segments

The Company's four reportable specialty pharmaceutical segments are comprised of its pharmaceutical operations in North America, Latin America, Europe and Asia, Africa and Australia. In addition, the Company has a research and development division. The segment reporting has been reclassified to conform to discontinued operations presentation for all periods presented. See Note 3 for discussion of discontinued operations.

The following tables set forth the amounts of segment revenues and operating income of the Company for the years ended December 31, 2004, 2003 and 2002 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Revenues** | | | |
| Specialty pharmaceuticals | | | |
| North America | $142,799 | $ 99,074 | $ 90,011 |
| Latin America | 151,726 | 136,008 | 135,527 |
| Europe | 253,748 | 232,031 | 189,925 |
| Asia, Africa, Australia | 57,820 | 51,358 | 51,346 |
| Total specialty pharmaceuticals | 606,093 | 518,471 | 466,809 |
| Ribavirin royalties | 76,427 | 167,482 | 270,265 |
| Consolidated revenues | $682,520 | $ 685,953 | $ 737,074 |
| **Operating Income (Loss)** | | | |
| Specialty pharmaceuticals | | | |
| North America | $ 44,438 | $ 29,972 | $ 15,483 |
| Latin America | 46,124 | 42,671 | 48,535 |
| Europe | 31,347 | 24,425 | 10,625 |
| Asia, Africa, Australia | 3,103 | 3,570 | (760) |
| | 125,012 | 100,638 | 73,883 |
| Restructuring charges(1) | (19,344) | — | — |
| Total specialty pharmaceuticals | 105,668 | 100,638 | 73,883 |
| Research and development division | (38,860) | 95,151 | 203,981 |
| IPR&D(1) | (11,770) | (117,609) | — |
| Consolidated segment operating income | 55,038 | 78,180 | 277,864 |
| Corporate expenses | (50,877) | (56,607) | (308,628) |
| Interest income | 12,432 | 8,888 | 5,644 |
| Interest expense | (49,265) | (36,145) | (42,856) |
| Other, net | (19,751) | (8,076) | 244,914 |
| Income (loss) from continuing operations before provision for income taxes and minority interest | $(52,423) | $ (13,760) | $ 176,938 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Depreciation and Amortization** | | | |
| Specialty pharmaceuticals | | | |
| North America | $ 21,878 | $ 15,887 | $ 15,850 |
| Latin America | 8,604 | 7,426 | 6,195 |
| Europe | 26,229 | 22,860 | 20,148 |
| Asia, Africa, Australia | 5,793 | 4,551 | 4,371 |
| Total specialty pharmaceuticals | 62,504 | 50,724 | 46,564 |
| Corporate | 3,176 | 3,647 | 4,510 |
| Research and development division | 21,458 | 10,436 | 2,845 |
| | $ 87,138 | $ 64,807 | $ 53,919 |

(1) Restructuring charges and IPR&D are not included in the applicable segments as management excludes these items in assessing the financial performance of these segments, primarily due to their non-operational nature. For the year ended December 31, 2004, restructuring charges of $17,978,000 and $1,366,000 were incurred in the Europe and Latin America pharmaceutical segments, respectively.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Capital Expenditures** | | | |
| Specialty pharmaceuticals | | | |
| North America | $ 7,139 | $ 2,094 | $ 2,083 |
| Latin America | 3,523 | 3,220 | 4,925 |
| Europe | 9,435 | 5,616 | 7,788 |
| Asia, Africa, Australia | 2,252 | 250 | 106 |
| Total specialty pharmaceuticals | 22,349 | 11,180 | 14,902 |
| Corporate | 2,156 | 3,548 | 1,575 |
| Research and development division | 2,108 | 2,878 | 2,943 |
| | $26,613 | $17,606 | $19,420 |

The following table sets forth the total assets and long-lived assets of the Company by segment as of December 31, 2004 and 2003 (in thousands):

| | As of December 31, | |
|---|---|---|
| | 2004 | 2003 |
| **Total Assets** | | |
| Specialty pharmaceuticals | | |
| North America | $ 439,084 | $ 400,265 |
| Latin America | 153,050 | 105,333 |
| Europe | 375,086 | 353,776 |
| Asia, Africa, Australia | 60,221 | 21,999 |
| Total pharmaceuticals | 1,027,441 | 881,373 |
| Corporate | 270,777 | 801,846 |
| Research and development division | 199,763 | 213,854 |
| Discontinued operations | 23,894 | 27,994 |
| | $1,521,875 | $1,925,067 |
| **Long-lived Assets** | | |
| North America | $ 144,884 | $ 150,965 |
| Latin America | 15,244 | 15,580 |
| Europe | 111,860 | 124,743 |
| Asia, Africa, Australia | 2,550 | 466 |
| | $ 274,538 | $ 291,754 |

The following table summarizes the Company's ten largest products and seven global brands by therapeutic class based on sales for the years ended December 31, 2004, 2003 and 2002 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Dermatology** | | | |
| Efudix/Efudex®(G)(T) | $ 45,453 | $ 26,821 | $ 23,085 |
| Kinerase®(G)(T) | 15,619 | 12,628 | 10,389 |
| Oxsoralen-Ultra®(G)(T) | 10,910 | 8,501 | 4,585 |
| Dermatix®(G) | 7,034 | 2,493 | 338 |
| **Infectious Disease** | | | |
| Virazole®(G)(T) | 13,822 | 18,716 | 17,384 |
| **Neurology** | | | |
| Mestinon®(G)(T) | 41,631 | 41,879 | 31,228 |
| LIbrax®(T) | 16,868 | 11,774 | 18,209 |
| Dalmane®/Dalmadorm(T) | 12,146 | 10,636 | 10,753 |
| Tasmar®(G) | 3,551 | — | — |
| **Other Therapeutic Classes** | | | |
| Bedoyecta®(T) | 30,654 | 26,955 | 29,781 |
| Solcoseryl(T) | 14,397 | 16,186 | 3,811 |
| Nyal®(T) | 11,904 | 8,969 | 5,207 |
| Other products | 382,104 | 332,913 | 312,039 |
| Total product sales | $606,093 | $518,471 | $466,809 |
| Total top ten product sales(T) | $213,404 | $183,065 | $154,432 |
| Total global product sales(G) | $138,020 | $111,038 | $ 87,009 |

(T) - Indicates ten largest product

(G) - Indicates global brand

## 15. License Agreements

*Schering-Plough:* In 1995, the Company entered into an exclusive license and supply agreement with Schering-Plough (the "License Agreement"). Under the License Agreement, Schering-Plough licensed all oral forms of ribavirin for the treatment of chronic hepatitis C. The FDA granted Schering-Plough marketing approval for Rebetol® capsules (Schering-Plough's brand name for ribavirin) as a separately marketed product for use only in combination with Intron A injection for the treatment of hepatitis C in patients with compensated liver disease previously untreated with alfa interferon (commonly referred to as treatment-naïve patients) or who have relapsed following alfa interferon therapy. The FDA also granted Schering-Plough approval for Peg-Intron™ (peginterferon alfa-2b), a longer lasting form of Intron A, for use in Combination Therapy with Rebetol for the treatment of chronic hepatitis C in patients with compensated liver disease who are at least 18 years of age. Schering-Plough markets the Combination Therapy in the United States, Europe, Japan, and many other countries around the world based on the U.S. and European Union regulatory approvals.

In November 2000, the Company entered into an agreement that provides Schering-Plough with certain rights to license various products the Company may develop. Under the terms of the agreement, Schering-

Plough has the option to exclusively license on a worldwide basis up to three compounds that the Company may develop for the treatment of hepatitis C on terms specified in the agreement. The option does not apply to Levovirin™ or Viramidine™. The option is exercisable as to a particular compound at any time prior to the start of Phase II clinical studies for that compound. Once it exercises the option with respect to a compound, Schering-Plough is required to take over all developmental costs and responsibility for regulatory approval for that compound. Under the agreement, the Company would receive royalty revenues based on the sales of licensed products.

Under the terms of the agreement, the Company also granted Schering-Plough and an affiliate rights of first/last refusal to license compounds relating to the treatment of infectious diseases (other than hepatitis C) or cancer or other oncology indications as well as rights of first/last refusal with respect to Levovirin™ and Viramidine™ (collectively, the "Refusal Rights"). Under the terms of the Refusal Rights, if the Company intends to offer a license or other rights with respect to any of these compounds to a third party, the Company is required to notify Schering-Plough. At Schering-Plough's request, the Company is required to negotiate in good faith with Schering-Plough on an exclusive basis the terms of a mutually acceptable exclusive worldwide license or other form of agreement on commercial terms to be mutually agreed upon. If the Company cannot reach an agreement with Schering-Plough, the Company is permitted to negotiate a license agreement or other arrangement with a third party. Prior to entering into any final arrangement with the third party, the Company is required to offer substantially similar terms to Schering-Plough, which terms Schering-Plough has the right to match.

If Schering-Plough does not exercise its option or Refusal Rights as to a particular compound, the Company may continue to develop that compound or license that compound to other third parties. The agreement with Schering-Plough will terminate the later of 12 years from the date of the agreement or the termination of the 1995 license agreement with Schering-Plough. The agreement was entered into as part of the resolution of claims asserted by Schering-Plough against the Company, including claims regarding the Company's alleged improper hiring of former Schering-Plough research and development personnel and claims that the Company was not permitted to conduct hepatitis C research.

*Roche:* On January 6, 2003, the Company entered into a license agreement with Roche (the "Roche License Agreement") which authorizes Roche to make, have made and to sell its own version of ribavirin, known as Copegus, under the Company's patents for use in combination therapy with Roche's version of pegylated interferon, known as Pegasys, for the treatment of hepatitis C. Under the Roche License Agreement, Roche will register and commercialize Copegus globally. Roche will pay royalty fees to the Company on its sales of the combination product containing Copegus.

Approval of a generic form of oral ribavirin by the FDA in the United States was announced on April 7, 2004. With respect to Schering-Plough, effective royalty rates increase in tiers based on increased sales levels in the United States. As a result of reduced sales, the likelihood of achieving the maximum effective royalty rate in the United States is diminished. With respect to Roche, under the license agreement, the introduction of generics in any market eliminates the obligation of Roche to pay royalties for sales in that market. Upon the entry of generics into the United States on April 7, 2004, Roche ceased paying royalties on sales in the United States. Schering-Plough announced its launch of generic version of ribavirin. Under the license and supply agreement, Schering-Plough is obligated to pay the Company royalties for sales of their generic ribavirin.

### 16. Supplemental Cash Flow Disclosures

The following table sets forth the amounts of interest and income taxes paid during 2004, 2003 and 2002 (in thousands):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Interest paid | $54,892 | $36,396 | $42,254 |
| Income taxes paid | $31,841 | $34,011 | $53,090 |

### 17. Subsequent Events

*Appointment of New Chief Executive Officer:* On January 1, 2005, Timothy C. Tyson was appointed President and Chief Executive Officer of the Company. Mr. Tyson previously served as the Company's President and Chief Operating Officer and succeeds Robert W. O'Leary, who was the Company's former Chief Executive Officer, will continue as the Company's Chairman of the Board.

*Acquisition of Xcel Pharmaceuticals, Inc.:* On March 1, 2005, the Company acquired Xcel Pharmaceuticals, Inc. ("Xcel"), a specialty pharmaceutical company focused on the treatment of disorders of the central nervous system for $280,000,000 in cash, plus expenses of approximately $5,000,000. Xcel's portfolio consists of four products that are sold within the United States, and a late-stage clinical product candidate being developed for commercialization in all major markets. Approximately $44,000,000 of the cash consideration was used to retire Xcel's outstanding long-term debt. The purchase price is subject to certain post-closing adjustments as set forth in the acquisition agreement.

In connection with the Xcel acquisition, the Company completed an offering of 8,280,000 shares of its common stock in February 2005. The Company received net proceeds, after underwriting discounts and commissions, of $189,777,600, which was used to partially fund the Xcel acquisition. The remainder of the funds required for the Xcel acquisition was provided by available cash on hand.

The Xcel acquisition has been accounted for using the purchase method of accounting. Allocation of the purchase price is based on estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition. However, these estimates maybe incomplete, and unanticipated events and circumstances may occur. Of the $285,000,000 total purchase price, we estimated approximately $125,000,000 will be allocated to IPR&D, which represents an estimate of the fair value of purchased in-process technology for projects that, as of the acquisition date, had not yet reached technological feasibility and had no alternative future use, and is therefore expensed; and approximately $100,000,000 will be allocated to identifiable intangible assets which will be amortized over their estimated useful life of ten years. The Company will record the IPR&D charge in the first quarter of 2005. The Company estimates that the balance of the purchase price of approximately $16,000,000 will be allocated to the net assets acquired. Estimates for the purchase price allocation may change as subsequent information become available.

## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

| | Balance at Beginning of Year | Additions: Charged to Costs and Expenses | Additions: Charged to Other Accounts | Deductions | Balance at End of Year |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| **Year ended December 31, 2004** | | | | | |
| Allowance for doubtful accounts | $ 6,663 | $ 823 | $(1,325) | $ (147) | $ 6,014 |
| Allowance for inventory obsolescence | $11,583 | $ 5,568 | $(4,047) | $ 828 | $ 13,932 |
| Deferred tax asset valuation allowance | $20,509 | 101,645 | $ — | $ — | $122,154 |
| **Year ended December 31, 2003** | | | | | |
| Allowance for doubtful accounts | $ 7,646 | $ 170 | $ 249 | $(1,402) | $ 6,663 |
| Allowance for inventory obsolescence | $11,060 | $ 6,686 | $ 582 | $(6,745) | $ 11,583 |
| Deferred tax asset valuation allowance | $21,250 | $ — | $ — | $ (741) | $ 20,509 |
| **Year ended December 31, 2002** | | | | | |
| Allowance for doubtful accounts | $ 8,172 | $ 761 | $ 209 | $(1,496) | $ 7,646 |
| Allowance for inventory obsolescence | $10,143 | $ 5,250 | $(1,735) | $(2,598) | $ 11,060 |
| Deferred tax asset valuation allowance | $21,429 | $ — | $ — | $ (179) | $ 21,250 |

### Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

### Item 9A. *Controls and Procedures*

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonably assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2004, the Company conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer. Based upon the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in making known to them material information relating to the Company (including its consolidated subsidiaries) required to be included in this report.

There has been no significant change in the Company's internal controls over financial reporting, known to the Chief Executive Officer or the Chief Financial Officer, that occurred during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

*Management Responsibility for Financial Statements*

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's consolidated financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and provides an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has a Finance and Audit Committee composed of three non-management Directors. The committee meets periodically with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters.

*Management's Annual Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13A-15(f). Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness, as of December 31, 2004, of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. PricewaterhouseCoopers, LLC, the independent registered public accounting firm that audited the financial statements contained in this annual report of Form 10-K, has issued an attestation report on management's assessment, which attestation appears in Item 8.

**Item 9B.** *Other Information*

None.

## PART III

**Item 10.** ***Directors and Executive Officers of the Registrant***

The information required under this Item is set forth in the Company's definitive proxy statement to be filed in connection with the Company's 2005 annual meeting of stockholders (the "Proxy Statement") and is incorporated by reference.

The Company has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting controller. The code of ethics has been posted on the Company's internet website found at *www.valeant.com.* The Company intends to satisfy disclosure requirements regarding amendments to, or waivers from, any provisions of its code of ethics on its website.

**Item 11.** ***Executive Compensation***

The information required under this Item is set forth in the Proxy Statement and is incorporated by reference.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required under this Item is set forth in the Proxy Statement and is incorporated by reference.

**Item 13.** ***Certain Relationships and Related Transactions***

The information required under this Item is set forth in the Proxy Statement and is incorporated by reference.

**Item 14.** ***Principal Accounting Fees and Services***

The information required under this Item is set forth in the Proxy Statement and is incorporated by reference.

## PART IV

### Item 15. *Exhibits and Financial Statement Schedules*

1. *Financial Statements*

Financial Statements of the Registrant are listed in the index to Consolidated Financial Statements and filed under Item 8, "Financial Statements and Supplementary Data," in this Form 10-K.

2. *Financial Statement Schedule*

Financial Statement Schedule of the Registrant is listed in the index to Consolidated Financial Statements and filed under Item 8, "Financial Statements and Supplementary Data," in this Form 10-K.

Schedules not listed have been omitted because the information required therein is not applicable or is shown in the financial statements and the notes thereto.

3. *Exhibits*

| Exhibit Number | Description |
|---|---|
| 3.1 | Restated Certificate of Incorporation, as amended to date, previously filed as Exhibit 3.1 to Valeant Pharmaceuticals International's Form 10-Q for the quarter ended September 30, 2003, which is incorporated herein by reference. |
| 3.2 | Bylaws of the Registrant previously filed as Exhibit 3.2 to Registration Statement No. 33-84534 on Form S-4, which is incorporated herein by reference. |
| 4.1 | Form of Rights Agreement, dated as of November 2, 1994, between the Registrant and American Stock Transfer & Trust Company, as trustee, previously filed as Exhibit 4.3 to the Company's Registration Statement on Form 8-A, dated November 10, 1994, which is incorporated herein by reference. |
| 4.2 | Amended Rights Agreement, dated as of October 5, 2004, previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, dated October 5, 2004, which is incorporated herein by reference. |
| 10.7 | Valeant Pharmaceuticals International 1992 Non-Qualified Stock Plan, previously filed as Exhibit 10.57 to Valeant Pharmaceuticals International's Annual Report on Form 10-K for the year ended December 31, 1992, which is incorporated herein by reference. |
| 10.8 | Valeant Pharmaceuticals International 1994 Stock Option Plan, previously filed as Exhibit 10.30 to the Registrant's Form 10-K for the year ended December 31, 1995, which is incorporated herein by reference. |
| 10.9 | Valeant Pharmaceuticals International 1998 Stock Option Plan, previously filed as Exhibit 10.20 to the Registrant's Form 10-K for the year ended December 31, 1998, which is incorporated herein by reference. |
| 10.10 | Valeant Pharmaceuticals International 2003 Equity Incentive Plan, previously filed as Annex B to the Proxy Statement filed on Schedule 14A on April 25, 2003, which is incorporated herein by reference. |
| 10.11 | Exclusive License and Supply Agreement between Valeant Pharmaceuticals International and Schering-Plough Ltd. dated July 28, 1995 previously filed as Exhibit 10 to Valeant Pharmaceuticals International's Amendment 3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, which is incorporated herein by reference. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 24b-2 under the Securities and Exchange Act of 1934, as amended. |
| **10.13 | Amendment to Exclusive License and Supply Agreement between Valeant Pharmaceuticals International and Schering-Plough Ltd., previously filed as exhibit 10.32 to Valeant Pharmaceuticals International's Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Form 10-K/A, which is incorporated herein by reference. |

| Exhibit Number | Description |
|---|---|
| **10.14 | Amendment to Exclusive License and Supply Agreement between Valeant Pharmaceuticals International and Schering-Plough Ltd. Dated July 16, 1998, previously filed as exhibit 10.33 to Valeant Pharmaceuticals International's Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Form 10-K/A, which is incorporated herein by reference. |
| **10.15 | Agreement among Schering Corporation, Valeant Pharmaceuticals International and Ribapharm Inc. dated as of November 14, 2000, previously filed as exhibit 10.34 to Valeant Pharmaceuticals International's Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Form 10-K/A, which is incorporated herein by reference. |
| **10.16 | Agreement among Valeant Pharmaceuticals International, Ribapharm Inc., Hoffmann-La Roche, and F. Hoffmann-La Roche Ltd, dated January 3, 2003, previously filed as Exhibit 10.19 to Valeant Pharmaceuticals International's Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated herein by reference. |
| 10.17 | Indenture, dated as of December 12, 2003, among Valeant Pharmaceuticals International as issuer, Ribapharm Inc. as co-obligor and The Bank of New York as Trustee, previously filed as Exhibit 4.1 to Valeant Pharmaceuticals International, Registration Statement No. 333-112906 on Form S-4 and incorporated herein by reference. |
| 10.18 | Form of 7.0% Senior Notes due 2011, previously filed as Exhibit A-1 to Exhibit 4.1 to Valeant Pharmaceuticals International's Registration Statement No. 333-112906 on Form S-4 and incorporated herein by reference. |
| 10.19 | Registration Rights Agreement, dated December 12, 2003, between Valeant Pharmaceuticals, International and Ribapharm Inc., on the one hand, and Bear Stearns & Co. on the other hand, previously filed as Exhibit 4.3 to Valeant Pharmaceuticals International's Registration Statement No. 333-112906 on Form S-4 and incorporated herein by reference. |
| 10.20 | Indenture, dated as of November 19, 2003, among Valeant Pharmaceuticals International as issuer, Ribapharm Inc. as co-obligor and The Bank of New York as Trustee, previously filed as to Exhibit 4.1 to our Current Report on Form 8-K dated November 25, 2003 and incorporated by reference. |
| 10.21 | Form of 3.0% Convertible Subordinated Notes due 2010, previously filed as Exhibit A-1 to Exhibit 4.1 to our Current Report on Form 8-K dated November 25, 2003 and incorporated herein by reference. |
| 10.22 | Form of 4.0% Convertible Subordinated Notes due 2013, previously filed as Exhibit A-2 to Exhibit 4.1 to our Current Report on Form 8-K dated November 25, 2003 and incorporated herein by reference. |
| 10.23 | Registration Rights Agreement, dated November 19, 2003, between Valeant Pharmaceuticals, International and Ribapharm Inc., on the one hand, and Banc of America Securities LLC and Goldman Sachs & Co. on the other hand, previously filed as to Exhibit 10.26 to our Current Report on Form 8-K dated November 25, 2003 and incorporated by reference. |
| 10.24 | Amended and Restated Certificate of Incorporation of Registrant, previously filed as Exhibit 3.1 to Registration Statement 33-84534 on Form S-4, which is incorporated herein by reference, as amended by the Certificate of Merger, dated November 10, 1994, of ICN Pharmaceuticals, Inc., SPI Pharmaceuticals, Inc. and Viratek, Inc. with and into ICN Merger Corp. previously filed as Exhibit 4.1 to Registration Statement No. 333-08179 on Form S-3, which is incorporated herein by reference. |
| 10.25 | Valeant Pharmaceuticals International 2003 Equity Incentive Plan, previously filed as Annex B to the Proxy Statement filed on Schedule 14A on April 25, 2003, which is incorporated herein by reference. |
| 10.26 | Valeant Pharmaceuticals International 2003 Employee Stock Purchase Plan, previously filed as Annex C to the Proxy Statement filed on Schedule 14A on April 25, 2003, which is incorporated herein by reference. |

| Exhibit Number | Description |
|---|---|
| 10.28† | Agreement between Valeant Pharmaceuticals International and Bary G. Bailey, dated October 22, 2002, previously filed as exhibit 10.21 to Valeant Pharmaceuticals International's Annual Report on Form 10-K for the year ended December 31, 2002, as amended by Form 10-K/A, which is incorporated herein by reference. |
| 10.29† | Agreement between Valeant Pharmaceuticals International and Timothy C. Tyson, dated October 24, 2002, previously filed as exhibit 10.22 to Valeant Pharmaceuticals International's Annual Report on Form 10-K for the year ended December 31, 2002, as amended by Form 10-K/A, which is incorporated herein by reference. |
| 10.30† | Agreement between Valeant Pharmaceuticals International and Robert W. O'Leary, dated November 4, 2002, amended and restated on October 2, 2003, previously filed as exhibit 10.30 to Valeant Pharmaceuticals International's Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference. |
| 10.31† | Agreement between Valeant Pharmaceuticals International and Eileen Pruette, dated March 3, 2003, previously filed as exhibit 10.31 to Valeant Pharmaceuticals International's Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference. |
| 10.32 | Agreement and plan of merger between Valeant Pharmaceuticals International and Xcel Pharmaceuticals, Inc., previously filed as Exhibit 99.1 to our Current Report on Form 8-K dated February 1, 2005, which is incorporated herein by reference. |
| 10.33 | Valeant Pharmaceuticals International Executive Incentive Plan, previously filed as Exhibit 10.1 to our Current Report on Form 8-K dated February 22, 2005, which is incorporated herein by reference. |
| 21. | Subsidiaries of the Registrant. |
| 23. | Consent of PricewaterhouseCoopers LLP. |
| 31.1 | Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Chief Executive Officer and Chief Financial Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. § 1350 |

* None of the other indebtedness of the Registrant exceeds 10% of its total consolidated assets. The Registrant will furnish copies of the instruments relating to such other indebtedness upon request.

** Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

† Management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALEANT PHARMACEUTICALS INTERNATIONAL

By: /s/ TIMOTHY C. TYSON

TIMOTHY C. TYSON
*President and Chief Executive Officer*

Date: March 16, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ TIMOTHY C. TYSON<br>Timothy C. Tyson | President and Chief Executive Officer (Principal Executive Officer) | Date: March 16, 2005 |
| /s/ BARY G. BAILEY<br>Bary G. Bailey | Executive Vice President and Chief Financial Officer (Principal Financial Officer) | Date: March 16, 2005 |
| /s/ ROBERT W. O'LEARY<br>Robert W. O'Leary | Chairman of the Board | Date: March 16, 2005 |
| /s/ EDWARD A. BURKHARDT<br>Edward A. Burkhardt | Director | Date: March 16, 2005 |
| /s/ RICHARD H. KOPPES<br>Richard H. Koppes | Director | Date: March 16, 2005 |
| /s/ LAWRENCE N. KUGELMAN<br>Lawrence N. Kugelman | Director | Date: March 16, 2005 |
| /s/ ELAINE ULLIAN<br>Elaine Ullian | Director | Date: March 16, 2005 |
| /s/ THEO MELAS-KYRIAZI<br>Theo Melas-Kyriazi | Director | Date: March 16, 2005 |
| /s/ RANDY H. THURMAN<br>Randy H. Thurman | Director | Date: March 16, 2005 |
| /s/ ROBERT A. INGRAM<br>Robert A. Ingram | Director | Date: March 16, 2005 |

## CORPORATE INFORMATION

### STOCK MARKET INFORMATION
Valeant Pharmaceuticals International (NYSE: VRX) is traded principally on the New York Stock Exchange. As of March 2, 2005, there were 5,584 stockholders of record.

### CORPORATE OFFICE
3300 Hyland Avenue
Costa Mesa, CA 92626
(714) 545-0100
www.valeant.com

### TRANSFER AGENT & REGISTRAR
American Stock Transfer and Trust Corporation
6201 15th Avenue
Brooklyn, NY 11219
(718) 921-8200

Stockholders may obtain information relating to their share position, transfer requirements, lost certificates and other related matters by telephoning American Stock Transfer Corporation at (718) 921-8200 and asking for Customer Service. Stockholders must provide their tax identification number, the name(s) in which their shares are registered and their record address when they request information.

### ANNUAL MEETING DATE
Valeant Pharmaceuticals International will hold its 2004 annual meeting of stockholders on May 24, 2005 at 9:00 a.m. Pacific Time at Valeant headquarters located at 3300 Hyland Avenue, Costa Mesa, CA 92626. The record date for stockholders entitled to vote at the annual meeting is April 12, 2005.

### INVESTOR RELATIONS
You may request a copy of documents free of cost by writing or telephoning us at:
Investor Relations
Valeant Pharmaceuticals International
3300 Hyland Avenue
Costa Mesa, CA 92626
www.valeant.com (714) 545-0100

### CEO & CFO CERTIFICATIONS
Valeant's chief executive officer and chief financial officer have filed the certifications required under Securities and Exchange Commission regulations with respect to the quality of the company's public disclosure. The certifications are available as exhibits to the company's Annual Report on Form 10-K. In addition, Valeant's chief executive officer has filed the 2004 certification with the New York Stock Exchange which states that he is not aware of any violation by Valeant of the Corporate Governance listing standards of the Exchange.

## BOARD OF DIRECTORS



**ROBERT W. O'LEARY (1)**
Chairman of the Board
Committee: Executive (Chairman)

**RANDY H. THURMAN (2)**
Chairman and Chief Executive Officer, VIASYS Healthcare Inc.
Lead Director, Valeant Pharmaceuticals
Committee: Executive

**EDWARD A. BURKHARDT (3)**
President and Chief Executive Officer, Rail World, Inc.
Committees: Compensation, Finance and Audit (Chairman)

**ROBERT A. INGRAM (4)**
Vice Chairman Pharmaceuticals, GlaxoSmithKline
Committees: Compensation, Corporate Governance/Nominating

**RICHARD H. KOPPES (5)**
Of Counsel to Jones Day
Committees: Finance and Audit, Corporate Governance/Nominating (Chairman)

**LAWRENCE N. KUGELMAN (6)**
Director, Coventry Healthcare
Committee: Compensation (Chairman)

**THEO MELAS-KYRIAZI (7)**
Committee: Finance and Audit

**ELAINE S. ULLIAN (8)**
President and Chief Executive Officer, Boston Medical Center
Committee: Corporate Governance/Nominating

**TIMOTHY C. TYSON (9)**
President and Chief Executive Officer, Valeant Pharmaceuticals International
Committee: Executive

## EXECUTIVE OFFICERS (FROM LEFT TO RIGHT)



**[illegible] J. BLOTT**
[illegible] Vice President, Group [illegible]

**[illegible] N. MERCER**
[illegible] Vice President, Latin America

**[illegible] C. PRUETTE**
[illegible] Vice President, [illegible] Counsel

**JOHN [illegible]**
Executive Vice President, Global Manufacturing and Supply

**GEOFFREY [illegible]**
Senior Vice President and Chief Information Officer

**TIMOTHY C. TYSON**
President and Chief Executive Officer

**[illegible] BAILEY**
Executive Vice President and Chief Financial Officer

**KIM D. LAMON**
President, R&D and Chief Scientific Officer

**STEPHEN C. AVERY**
Executive Vice President, Human Resources and Operational Excellence

**DAVID W. K. WO**
Executive Vice President, AAA

**WESLEY [illegible]**
President, North America, [illegible] Commercial [illegible]

**CHARLES J. [illegible]**
President, Europe

3300 HYLAND AVENUE | COSTA MESA, CA 92626 | 714-545-0100 | WWW.VALEANT.COM

VALEANT
Pharmaceuticals International

VALEANT
Pharmaceuticals International

April 22, 2005

To the Stockholders of
Valeant Pharmaceuticals International:

It is my privilege as Valeant's Chairman to personally invite you to the Company's 2005 Annual Meeting of Stockholders to be held on Tuesday, May 24, 2005, at 9:00 a.m., local time, at our corporate headquarters at 3300 Hyland Avenue, Costa Mesa, California 92626.

At this year's meeting, stockholders will be asked to vote on the following proposals:

1. The election of three directors.

2. The ratification of PricewaterhouseCoopers LLP's appointment as the Company's independent registered public accounting firm.

Details regarding these proposals and the business to be conducted at the meeting are more fully described in the accompanying Proxy Statement.

Our Board of Directors continues its positive strides toward enhancing governance practices. We have highlighted our efforts in this area at several investor conferences this past year as well as internationally at a global governance conference held in Rio de Janeiro.

The Company's 2004 Annual Report and Form 10-K accompany this Proxy Statement.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. ON BEHALF OF YOUR BOARD OF DIRECTORS, I URGE YOU TO COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE, EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING. The completing, signing, dating and mailing of the enclosed proxy card will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the meeting. The proxy may be revoked at any time before its exercise.

Robert W. O'Leary
Chairman of the Board

**VALEANT PHARMACEUTICALS INTERNATIONAL**
**3300 Hyland Avenue**
**Costa Mesa, California 92626**

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
MAY 24, 2005

---

To the Stockholders of
Valeant Pharmaceuticals International:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Valeant Pharmaceuticals International, a Delaware corporation (the "Company"), will be held at our corporate headquarters located at 3300 Hyland Avenue, Costa Mesa, California 92626, on May 24, 2005, at 9:00 a.m., local time, for the following purposes:

1. To elect three directors to hold office until the 2008 Annual Meeting of Stockholders or until their respective successors are elected and qualified.

2. To ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm (the "accounting firm") for the Company for the fiscal year ending December 31, 2005.

3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on April 12, 2005 will be entitled to notice of and to vote, in person or by proxy, at the meeting and any adjournments or postponements thereof.

The Proxy Statement that accompanies this Notice of Annual Meeting of Stockholders contains additional information regarding the proposals to be considered at the Annual Meeting, and Stockholders are encouraged to read it in its entirety.

As set forth in the enclosed Proxy Statement, proxies are being solicited by and on behalf of the Board of Directors of the Company. All proposals set forth above are proposals of the Board of Directors. It is expected that these materials will be first mailed to stockholders on or about April 22, 2005.

All stockholders are cordially invited to attend the Annual Meeting in person. Your vote is important. **Please complete, date, sign and return the accompanying proxy in the enclosed, postage-paid envelope as promptly as possible, whether or not you plan to attend the Annual Meeting.** Your promptness in returning the proxy will assist in the expeditious and orderly processing of the proxies and in ensuring that a quorum is present. If you return your proxy, you may nevertheless attend the Annual Meeting and vote your shares in person if you wish. If you want to revoke your proxy at a later time for any reason, you may do so in the manner described in the Proxy Statement.

By Order of the Board of Directors,

Christina de Vaca

Christina de Vaca
Secretary

Dated: April 22, 2005

## TABLE OF CONTENTS

## VALEANT PHARMACEUTICALS INTERNATIONAL

**3300 Hyland Avenue**
**Costa Mesa, California 92626**

# PROXY STATEMENT

### ANNUAL MEETING OF STOCKHOLDERS
### TO BE HELD ON MAY 24, 2005

This Proxy Statement is being mailed on or about April 22, 2005 to stockholders of record at the close of business on April 12, 2005 (the "Record Date") of Valeant Pharmaceuticals International (the "Company" or "Valeant") in connection with the solicitation of proxies by the Valeant Board of Directors for use at the Annual Meeting of Stockholders to be held on Tuesday, May 24, 2005, and any adjournments or postponements thereof (the "Annual Meeting"), for the purposes set forth in this Proxy Statement and in the accompanying Notice of Annual Meeting of Stockholders.

### METHOD OF VOTING

Stockholders can vote by proxy by means of the mail, telephone or the Internet, or by attending the Annual Meeting and voting in person. A proxy card (the "Proxy") is enclosed. If you vote by means of the Proxy, the Proxy must be completed, signed and dated by you or your authorized representative. If you vote by telephone or the Internet, you do not need to return the Proxy. Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day, and will close at 5:00 p.m., Eastern Time, on May 23, 2005. Robert W. O'Leary and Christina de Vaca are the designated proxyholders (the "Proxyholders"). If you hold Common Stock in "street name," you must either instruct your broker or nominee as to how to vote such shares or obtain a proxy, executed in your favor by the broker or nominee, to be able to vote at the Annual Meeting.

- **Voting by Mail.** If you choose to vote by mail, simply mark the enclosed Proxy and complete, sign, date and mail it in the postage-paid envelope provided.
- **Voting by Telephone.** You can vote by calling the toll-free telephone number on the Proxy. Voice prompts will instruct you to vote your shares and confirm that your vote has been properly recorded.
- **Voting by Internet.** You can vote on the Internet at http://proxy.georgeson.com. As with telephone voting, you can confirm that your vote has been properly recorded.

When a Proxy in the form enclosed with this Proxy Statement is returned properly executed, the shares represented thereby will be voted at the Annual Meeting in accordance with the directions indicated thereon or, if no direction is indicated, the Proxy will be voted "FOR" the election of the Board of Directors' nominees, "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP, as independent registered public accounting firm for the fiscal year ending December 31, 2005, and in accordance with the recommendations of the Board of Directors as to any other matter that may properly be brought before the Annual Meeting or any continuation, adjournment or postponement thereof. If shares are held by a broker or other intermediary, you must either instruct the broker or intermediary as to how to vote such shares or obtain a proxy, executed in your favor by your broker or intermediary, to be able to vote such shares at the Annual Meeting in person or by proxy.

### REVOCABILITY OF PROXIES

A stockholder who executes and returns the enclosed Proxy may revoke it at any time prior to its exercise by giving written notice of such revocation to the Secretary of the Company, at the address of the Company, by revoking it in person at the Annual Meeting, or by voting at the Annual Meeting. Stockholders may also revoke a prior Proxy by executing a later-dated Proxy and submitting it to the Secretary of the Company prior to commencement of the Annual Meeting. Attendance at the Annual Meeting by a stockholder who has executed and returned the enclosed Proxy does not alone revoke the Proxy. You should consult with your broker or other intermediary concerning the method of revoking their Proxy.

## VOTING RIGHTS

Only stockholders of record at the close of business on April 12, 2005 (each a "Stockholder") will be entitled to notice of and to vote, in person or by proxy, at the Annual Meeting. As of the close of business on April 12, 2005, there were outstanding 92,539,768 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), held of record by approximately 5,910 Stockholders, each of which shares is entitled to one vote, in person or by proxy, at the Annual Meeting.

A majority of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting, present either in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Votes withheld, abstentions and "broker non-votes" (as defined below) will be counted for purposes of determining the presence of a quorum.

In the election of directors, the candidates receiving the highest number of votes, up to the number of directors to be elected, will be elected. Our Amended and Restated Certificate of Incorporation and Bylaws divide our Board of Directors into three classes, with each class to be elected for a three-year term on a staggered basis. Our Amended and Restated Certificate of Incorporation and Bylaws do not permit cumulative voting.

Each proposal described in this Proxy Statement, other than the election of directors, requires the affirmative vote of a majority of the outstanding shares of Common Stock present, in person or by proxy, and entitled to vote at the Annual Meeting. An abstention on any proposal submitted to the Stockholders, other than the election of directors, will be included in the number of votes cast on that proposal and, accordingly, will have the effect of a vote "AGAINST" the proposal. However, a broker non-vote with respect to a proposal will not be included in the number of shares counted as being present for the purpose of voting on that proposal and, accordingly, will have the effect of reducing the number of affirmative votes required to approve the proposal.

Brokers holding Common Stock in "street name" who are members of a stock exchange are required by the rules of the exchange to transmit this Proxy Statement to the beneficial owner of the Common Stock and to solicit voting instructions with respect to the matters submitted to the Stockholders. If the broker has not received instructions from the beneficial owner by the date specified in the statement accompanying such material, the broker may give or authorize the giving of a Proxy to vote the Common Stock at his discretion in the election of directors or the appointment of the independent registered public accounting firm. However, brokers or nominees do not have discretion to vote on certain other proposals without specific instructions from the beneficial owner. When a broker or nominee votes a client's shares on some but not all proposals, the missing votes are referred to as "broker non-votes." If you hold Common Stock in "street name" and you fail to instruct your broker or nominee as to how to vote such shares, your broker or nominee may, in its discretion, vote such shares "FOR" the election of the Board of Director's nominees and "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

# PROPOSAL NO. 1

# ELECTION OF DIRECTORS

The Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") of the Company provides that the Board of Directors be divided into three classes of directors. Three directors can be elected at the Annual Meeting, each to serve until the 2008 Annual Meeting of Stockholders or until his or her respective successor is elected and qualified. Upon the recommendation of the Corporate Governance/ Nominating Committee, the Board of Directors nominates for election as directors at the Annual Meeting:

Richard H. Koppes, Robert W. O'Leary and Randy H. Thurman. Each nominee has indicated his willingness to serve and, unless otherwise instructed, the Proxyholders will vote the Proxies received by them for the Board of Directors' nominees. If for any reason one or more nominees should not be available for election or be unable to serve as directors at the time of the Annual Meeting or any continuation, postponement or adjournment thereof, the accompanying Proxy will be voted for the election of such other persons, if any, as the Board of Directors may designate. The Board of Directors has no reason to believe that any nominee will be unavailable for election or unable to serve. The three nominees for election at the Annual Meeting who receive the highest number of affirmative votes will be elected.

Apart from the three nominees recommended by the Board of Directors, no other persons have been nominated for election as directors. Procedures to be used by a Stockholder submitting a nomination for the Board of Directors are provided under the caption "Other — Stockholder Proposals and Director Nominations for the 2006 Annual Meeting."

**The Board of Directors of the Company recommends that the Stockholders vote FOR the election of the three nominees for director proposed by your Board: Richard H. Koppes, Robert W. O'Leary and Randy H. Thurman.**

## INFORMATION CONCERNING COMPANY NOMINEES AND DIRECTORS

The Board of Directors presently consists of nine members. Our Certificate of Incorporation and Bylaws divide the Board of Directors into three equal classes, with each class elected to a three-year term on a staggered basis. Accordingly, at each annual meeting, the terms of one-third of the Directors expire and the stockholders elect their successors. If a Director ceases to serve before his or her term expires, the Board of Directors will appoint a new director to serve out the remainder of the term, as a member of the same class as the director he or she succeeded. The Board of Directors also has the power to appoint directors to fill vacancies created by new directorships if the Board of Directors increases in size.

Each of Richard H. Koppes, Robert W. O'Leary and Randy H. Thurman has served as a director of the Company since 2002 and is standing for election for a term expiring in 2008.

Robert A. Ingram, Lawrence N. Kugelman and Theo Melas-Kyriazi are serving until the 2006 Annual Meeting of Stockholders. Edward A. Burkhardt, Timothy C. Tyson and Elaine Ullian are serving until the 2007 Annual Meeting of Stockholders.

The Corporate Governance/Nominating Committee of the Board of Directors considers the qualifications of potential candidates for election as directors and recommends candidates to the Board of Directors. The members of the Corporate Governance/Nominating Committee are Messrs. Koppes and Ingram and Ms. Ullian. The Corporate Governance/Nominating Committee reviewed the background, qualifications and performance of the three directors standing for re-election.

The Corporate Governance/Nominating Committee made its report to the Board of Directors on February 22, 2005. Following that report, the Board determined that it would be in the best interests of the Company and its Stockholders to nominate Messrs. Koppes, O'Leary and Thurman as directors to be elected at the Annual Meeting. Messrs. Koppes, O'Leary and Thurman each recused himself as to his own nomination.

Set forth below with respect to each director or nominee is certain personal information, including such person's present principal occupation, recent business experience and age, the year such person commenced service as a director of the Company and other public company directorships held by such person.

| Name and Principal Occupation | Age | Year First Serving as Director | Other Public Company Directorships |
|---|---|---|---|
| **Nominees For Election** | | | |
| RICHARD H. KOPPES(a)(b)<br>Mr. Koppes has been Of Counsel to the law firm of Jones Day since August 1996, and is Co-Director of Executive Education Programs at Stanford University School of Law. Mr. Koppes served as a principal of American Partners Capital Group, Inc., a venture capital and consulting firm, from August 1996 to December 1998. From May 1986 through July 1996, Mr. Koppes held several positions with the California Public Employees' Retirement System (CalPERS) including General Counsel, Interim Chief Executive Officer and Deputy Executive Officer. He has also been an officer of the National Association of Public Pension Attorneys (NAPPA) for the past nine years. He is also on the Boards of Investor Research Responsibility Center (IRRC), the International Corporate Governance Network (ICGN) and the Society of Corporate Secretaries and Governance Professionals. | 58 | 2002 | Apria Healthcare Group Inc. (Chairman of Compliance Committee and member of Audit Committee) |
| ROBERT W. O'LEARY(c)<br>Mr. O'Leary has been the Chairman of the Company since June 19, 2002. From June 2002 until December 2004, Mr. O'Leary was also the Chief Executive Officer of the Company. Mr. O'Leary has been the Chairman and Chief Executive Officer of the Sagamore Group, a firm specializing in spin-offs and corporate reorganizations in the service sector, since March 2001. From July 2000 until October 2000, Mr. O'Leary was President and Chief Executive Officer of PacifiCare Health Systems, Inc., a managed health services company. Mr. O'Leary was Chairman and Chief Executive Officer of Premier, Inc., a strategic alliance of not-for-profit health care and hospital systems from January 1996 to August 1998, and continued to serve as Chairman from September 1998 to June 2000. From July 1991 to February 1995, Mr. O'Leary was Chairman and Chief Executive Officer of American Medical International, Inc. (AMI), an international hospital management company. | 61 | 2002 | Thermo Electron Corporation (Chairman of Nominating and Corporate Governance Committee); Smiths Group plc (member of Audit Committee and Remuneration Committee); Viasys Healthcare Inc. |

| Name and Principal Occupation | Age | Year First Serving as Director | Other Public Company Directorships |
|---|---|---|---|
| RANDY H. THURMAN(c)(d)<br>Mr. Thurman has been the Chairman, President and Chief Executive Officer of Viasys Healthcare Inc., a provider of medical equipment and systems to the healthcare industry, since April 2001. From July 1997 to April 2001, Mr. Thurman served as Chairman and Chief Executive Officer of Strategic Reserves LLC, a privately held company he founded to provide funding and strategic direction to healthcare technology companies. From July 1993 to July 1997, Mr. Thurman was Chairman of the Board and Chief Executive Officer of Corning Life Sciences Inc. From September 1984 to July 1993, Mr. Thurman was President and Chief Executive Officer of Rhone Poulenc Rorer Pharmaceuticals, Inc. | 55 | 2002 | Viasys Healthcare Inc. (Chairman); Closure Medical Corporation (Chairman of Compensation Committee and Chairman of Stock Option Committee) |
| **Directors Whose Terms Expire in 2006** | | | |
| ROBERT A. INGRAM(b)(e)<br>Mr. Ingram has been the Vice Chairman Pharmaceuticals of GlaxoSmithKline plc, a pharmaceutical research and development company, since January 2003. Mr. Ingram was the Chief Operating Officer and President, Pharmaceutical Operations, of GlaxoSmithKline plc from January 2001 to January 2003. He was Chief Executive of Glaxo Wellcome plc from October 1997 to December 2000 and Chairman of Glaxo Wellcome Inc., Glaxo Wellcome plc's U.S. subsidiary, from January 1999 to December 2000. Mr. Ingram was President and Chief Executive Officer of Glaxo Wellcome Inc. from October 1997 to January 1999. Mr. Ingram is also a member of the Board of Advisors for the H. Lee Moffitt Cancer Center and Research Institute. | 62 | 2003 | Edwards Life Sciences Corporation (member of Audit Committee); Lowe's Companies, Inc. (member of Governance Committee and Compensation Committee); Misys plc (member of Audit Committee and Compensation Committee); Nortel Networks Corporation (member of Audit Committee and Committee on Directors); Wachovia Corporation (member of Executive Committee, Compensation Committee and Corporate Governance Committee); OSI Pharmaceuticals, Inc. (Chairman of the Board); Allergan (member of Science and Technology Committee) |
| LAWRENCE N. KUGELMAN(e)(f)<br>Mr. Kugelman is a healthcare consultant and private investor. From December 1995 through October 1996, Mr. Kugelman was President, Chief Executive Officer and Director of Coventry Health Care, Inc., a managed care organization. From 1980 through 1992, he served as a Chief Executive Officer of several HMO and managed healthcare organizations in the United States. | 62 | 2002 | Coventry Health Care, Inc. (Chairman of Audit Committee); LabOne, Inc. |
| THEO MELAS-KYRIAZI(a)<br>Mr. Melas-Kyriazi was the Chief Financial Officer of Thermo Electron Corporation from January 1999 through October 2004. Mr. Melas-Kyriazi was a Vice President of Thermo Electron Corporation from February 1998, and was Treasurer of Thermo Electron Corporation and all of its publicly traded subsidiaries from May 1988 to June 1994. | 45 | 2003 | Cyberkinetics Neurotechnology Systems, Inc. (Audit Committee and Compensation Committee) |

| Name and Principal Occupation | Age | Year First Serving as Director | Other Public Company Directorships |
|---|---|---|---|
| **Directors Whose Terms Expire in 2007** | | | |
| EDWARD A. BURKHARDT(a)(e)<br>Mr. Burkhardt has been the President of Rail World, Inc. since August 1999. From October 1987 through August 1999, Mr. Burkhardt held a number of positions with Wisconsin Central Transportation Corporation, including Chairman, President and Chief Executive Officer. | 66 | 2001 | Poly Medica Corporation (member of Audit Committee and Governance Committee) |
| TIMOTHY C. TYSON(c)<br>Mr. Tyson has been the President of the Company since November 2002 and Chief Executive Officer since January 2005. From November 2002 to December 2004, he served as Chief Operating Officer of the Company. From June 1998 through November 2002, Mr. Tyson served as President of Global Manufacturing and Supply for GlaxoSmithKline plc. From February 1992 through June 1998, he held various general management positions at GlaxoSmithKline, including Vice President, General Manager Glaxo Dermatology and Cerenex Division; Vice President, General Manager Marketing and Vice President, General Manager Business Operations. At GlaxoSmithKline plc, he managed two divisions, launched 32 pharmaceutical products and managed its 5,000 person sales force. | 53 | 2004 | |
| ELAINE ULLIAN(b)<br>Ms. Ullian has been the President and Chief Executive Officer of Boston Medical Center since July 1996. From April 1994 through July 1996, Ms. Ullian was the President and Chief Executive Officer of Boston University Medical Center Hospital. From January 1987 through March 1994, she was the President and Chief Executive Officer of Faulkner Hospital. | 57 | 2004 | Thermo Electron Corporation (Presiding Director, Chairman of Compensation Committee, member of Audit Committee and Executive Committee); Vertex Pharmaceuticals (member of Compensation Committee) |

(a) Member of the Finance and Audit Committee.

(b) Member of the Corporate Governance/Nominating Committee.

(c) Member of the Executive Committee.

(d) Mr. Thurman serves as Lead Director pursuant to the Company's corporate governance guidelines.

(e) Member of the Compensation Committee.

(f) Mr. Kugelman serves as Board Litigation Liaison.

None of the directors or nominees for director were selected pursuant to any arrangement or understanding. None of the directors or nominees for directors is related by blood, marriage or adoption to one another or to any executive officer of the Company.

## GOVERNANCE

The Board of Directors is committed to sound and effective corporate governance practices with the goal of ensuring the Company's financial strength and overall business success. The Board of Directors adopted and adheres to governance guidelines consistent with the highest ethical standards and legal requirements. Our governance practices are continually assessed against those practices suggested by recognized governance authorities. In addition, our governance guidelines are updated to comply with the rules and regulations of the Securities and Exchange Commission (the "SEC") and the listing standards of the New York Stock Exchange (the "NYSE").

### *Director Nomination Process*

The Corporate Governance/Nominating Committee is responsible for the selection of director nominees to fill new or vacant positions for the Board of Directors. The Corporate Governance/Nominating Committee seeks appropriate candidates through various sources, including other non-management directors and search firms to which reasonable fees are paid for their assistance. In addition to the review and evaluation of potential new candidates, the Corporate Governance/Nominating Committee assesses the qualifications of incumbent directors based on the same factors, as well as a director's performance prior to their re-election.

Essential criteria for all candidates considered by the committee include the following: integrity and ethical behavior; maturity; management experience and expertise; independence and diversity of thought; broad business or professional experience; and an understanding of business and financial affairs and the complexities of business organizations.

Additionally, the Corporate Governance/Nominating Committee will consider stockholder candidates submitted to the attention of the Corporate Secretary, together with appropriate biographical information as outlined under the caption "Other — Stockholder Proposal and Director Nominations for the 2006 Annual Meeting" included in this Proxy Statement. Stockholder nominations that comply with these procedures and that meet the criteria outlined above will receive the same consideration that the Corporate Governance/ Nominating Committee's nominees receive.

### *Communication with the Board of Directors*

Stockholders and others may contact our Company's directors in writing, as a group or individually, by directing their correspondence to the attention of the Chief Governance Officer and Corporate Secretary, Valeant Pharmaceuticals International, 3300 Hyland Avenue, Costa Mesa, California 92626. Stockholders and others may also contact our Company's directors by calling the Company's helpline in the United States and Canada at (800) 461-9330, or internationally at (720) 514-4400 (collect calls accepted). The Corporate Secretary will log incoming information and forward appropriate messages promptly to the director(s). Communications are distributed to the Board of Directors, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication. Certain items that are unrelated to the duties and responsibilities of the Board of Directors will not be distributed to the Board of Directors, such as junk mail and mass mailings, product complaints, product inquiries, new product suggestions, resumes and other forms of job inquiries, surveys and business solicitations or advertisements.

In addition, material that is inappropriate or unsuitable will be excluded, with the provision that any communication that is excluded must be made available to any outside director upon request.

Communications that include information better addressed by the complaint hotline supervised by the Finance and Audit Committee will be forwarded to the hotline.

This communications process has been approved by the Board of Directors and is available on the Company website referenced below.

*Annual Meeting of Stockholders*

The Board of Directors considers it important for its members to be present and available to stockholders at the Company's Annual Meeting. Directors are therefore expected to attend the Company's Annual Meeting. All of our Board members were in attendance at the 2004 annual meeting except for the two directors whose terms were expiring and who were not standing for re-election.

*Lead Director*

The Lead Director chairs the Board of Directors' regularly scheduled non-management executive sessions. Additionally, the Lead Director works with the Chairman to establish Board of Directors' agendas and is empowered to act as an intermediary between non-management directors and management in the event of unique circumstances or communications.

*Director Independence*

A director will be deemed independent upon affirmative determination by the Board that he or she meets the requirements established in the NYSE listing standards. The Board has adopted certain specific categorical standards to ensure that directors do not have a material relationship with the Company, either directly or as a partner, stockholder or officer of an organization, its parent or a consolidated subsidiary that has a relationship with the Company. These guidelines are consistent with the independence requirements of the NYSE listing standards and are set forth in the Corporate Governance Guidelines, which are included as Annex A to this Proxy Statement.

The Board has determined that the following directors are independent as defined in the NYSE listing standards: Messrs. Burkhardt, Ingram, Koppes, Kugelman, Melas-Kyriazi and Ms. Ullian. Additionally, each of the members of our Finance and Audit, Compensation and Corporate Governance/Nominating Committees has no material relationship with the Company and meets the NYSE director independence standards. The members of our Finance and Audit Committee are also "independent" as defined under the applicable SEC rules.

*Governance Processes*

- *Board Assessment Methodology and Workplan.* The assessment process was implemented in 2003 and continues to evolve consistent with the methodology approved in the four-year Workplan (see Annex B).
- *Formal Chief Executive Officer Succession Plan.* The Board monitored a highly successful Chief Executive Officer transition to separate the roles of the Chairman of the Board and the Chief Executive Officer.
- *Formal Chief Executive Officer Evaluation Process.* For the second consecutive year, all directors were afforded the opportunity to provide input into the evaluation of the Chief Executive Officer allowing for a substantive and robust evaluation process.
- *Lead Director.* The Lead Director organized and held sessions with non-management directors at each regularly scheduled meeting of the Board of Directors since the last annual meeting.

*Code of Business Conduct and Ethics*

The Code of Business Conduct and Ethics applies to all Company directors, officers and employees and sets forth the ethical and legal principles required to be followed in conducting business on behalf of the Company. The Board also adopted a Code of Ethics for the Company's Chief Executive Officer and senior level financial executives as a supplement to the Code of Business Conduct and Ethics, which is intended to promote honest and ethical conduct, as well as full and accurate reporting, and compliance with applicable laws.

*Company Website*

Corporate Governance Guidelines, Board Committee Charters, the Code of Business Conduct and Ethics, the Code of Ethics for the Company's Chief Executive Officer and senior level financial executives and information regarding stockholder communications with the Board can be found on the Company's website at www.valeant.com. A written copy of any of these documents will be provided to any stockholder upon request to the Chief Governance Officer and Corporate Secretary, Valeant Pharmaceuticals International, 3300 Hyland Avenue, Costa Mesa, CA 92626.

## COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

The following table describes the current members of each Committee, its Chairman, its primary responsibilities and the number of meetings held in 2004. The Committees, except the Executive Committee, are composed of non- employee, independent directors, as defined under the rules promulgated by the NYSE and adopted by the Board of Directors. All directors serve on one or more Committees of the Board. The charters of the Finance and Audit, Compensation and Corporate Governance/Nominating Committees are attached as Annex C, D and E to this Proxy Statement.

| Committee/Members | Primary Responsibilities | Meetings Held |
|---|---|---|
| **FINANCE AND AUDIT**<br>Edward Burkhardt (Chairman)<br>Richard Koppes[1]<br>Theo Melas-Kyriazi<br><br>[1] Mr. Koppes replaced Mr. Fogleman on the committee in May 2004 | • Oversee the Company's financial controls and reporting processes<br>• Select independent accounting firm and review the scope and timing of the audits<br>• Review of annual financial statements and audit results<br>• Review of quarterly financial statements and quarterly earnings releases<br>• Review internal control over financial reporting including the independent accounting firm's and management's assessment<br>• Oversee compliance with the Company's Code of Conduct and conflicts of interest outside jurisdiction of Corporate Governance/Nominating Committee<br>• Annually review adequacy of the Committee charter | Ten |
| **COMPENSATION**<br>Lawrence Kugelman (Chairman)<br>Edward Burkhardt[2]<br>Robert Ingram<br><br>[2] Mr. Burkhardt replaced Mr. Lee on the committee in May 2004 | • Administer the Company's annual incentives, equity and long-term incentive plans<br>• Review and adopt major compensation plans, including Board compensation<br>• Approve compensation for the chief executive officer, corporate officers and certain senior management<br>• Annually review adequacy of the Committee charter | Nine |
| **CORPORATE GOVERNANCE/ NOMINATING**[3]<br>Richard Koppes (Chairman)<br>Robert Ingram<br>Elaine Ullian<br><br>[3] This committee was formed in May 2004 by combining the Nominating Committee and the Corporate Governance Committee | • Develop and recommend to the Board corporate governance guidelines applicable to the Board and the Company<br>• Review and recommend changes to the Company's corporate governance guidelines when appropriate<br>• Monitor implementation of the guidelines<br>• Assist in succession planning<br>• Review possible conflicts of interest of Board members and Company management<br>• Make recommendations regarding the appropriate size and effectiveness of the Board<br>• Identify new Director candidates to fill new or vacant positions<br>• Evaluate incumbent Directors<br>• Recommend nominees to the Board of Directors for election<br>• Annually review adequacy of the Committee charter | Five |
| **EXECUTIVE**<br>Robert O'Leary (Chairman)<br>Randy Thurman<br>Timothy Tyson[4]<br><br>[4] Mr. Tyson replaced Mr. Burkhardt on the Committee in May 2004 | • Exercise the power and authority of the Board of Directors between meetings, except as expressly limited by the Bylaws or by the Delaware General Corporation Law<br>• Serve as the Chief Executive Officer succession planning committee, as specified in the Chief Executive Officer succession plan<br>• Annually review adequacy of the Committee charter | Three |

The Board of Directors met nine times during 2004. All of the directors attended at least 75% of the Board meetings. In addition, all committee members attended at least 75% of the committee meetings on which they serve.

## EXECUTIVE OFFICERS

The executive officers of the Company are as follows:

| Name | Age | Title |
|---|---|---|
| Robert W. O'Leary | 61 | Chairman |
| Timothy C. Tyson | 53 | President and Chief Executive Officer |
| Bary G. Bailey | 46 | Executive Vice President and Chief Financial Officer |
| Kim D. Lamon, M.D., Ph.D. | 53 | President and Chief Scientific Officer of Valeant Research and Development |
| Eileen C. Pruette | 46 | Executive Vice President and General Counsel |
| Wesley P. Wheeler | 48 | President, North America |
| Charles J. Bramlage | 44 | President, Europe |
| John I. Cooper | 49 | Executive Vice President of Global Manufacturing and Supply |

ROBERT W. O'LEARY has been our Chairman of the Board since June 19, 2002. From June 2002 until December 2004, Mr. O'Leary was the Company's Chief Executive Officer. Mr. O'Leary has been the Chairman and Chief Executive Officer of the Sagamore Group, a firm specializing in spin-offs and corporate reorganizations in the service sector, since March 2001. From July 2000 until October 2000, Mr. O'Leary was President and Chief Executive Officer of PacifiCare Health Systems, Inc., a managed health services company. Mr. O'Leary was Chairman and Chief Executive Officer of Premier, Inc., a strategic alliance of not-for-profit health care and hospital systems from January 1996 to August 1998, and continued to serve as Chairman from September 1998 to June 2000.

TIMOTHY C. TYSON has been our President since November 2002 and Chief Executive Officer since January 2005. He served as Chief Operating Officer of the Company from November 2002 to December 2004. Mr. Tyson served as President of Global Manufacturing and Supply for GlaxoSmithKline plc from June 1998 to November 2002. In that capacity, he was responsible for managing 115 manufacturing sites and 42,000 employees in 42 countries. From February 1992 through June 1998, he held various general management positions at GlaxoSmithKline, including Vice President, General Manager Glaxo Dermatology and Cerenex Division; Vice President, General Manager Marketing and Vice President, General Manager Business Operations. At GlaxoSmithKline plc, he managed two divisions, launched 32 pharmaceutical products and managed its 5,000 person sales force.

BARY G. BAILEY has been our Executive Vice President and Chief Financial Officer since December 2002. Mr. Bailey served as Executive Vice President, Pharmacy and Technology of PacifiCare Health Systems, Inc., a provider of managed care services to approximately 5 million members, from July 2000 to December 2002. In that capacity, Mr. Bailey was responsible for managing approximately 1,500 employees in both operations and technology. From May 1995 to July 2000, he was Executive Vice President and Chief Financial Officer of Premier, Inc.

KIM D. LAMON, M.D., Ph.D. has been our President and Chief Scientific Officer of Valeant Research and Development since August 2003. Dr. Lamon served as President and Chief Executive Officer of Ribapharm Inc. from January 2003 to August 2003. Previously, he had been the President of SciPharm Consulting LLC, which he founded in 1999. From May 1994 to April 1999, he held senior research and clinical positions at Covance, Inc., Corning Clinical Laboratories and Corning Life Sciences, Inc. Dr. Lamon is Adjunct Assistant Professor of Pharmacology at Thomas Jefferson University School of Medicine. Dr. Lamon served as a director of Valeant Pharmaceuticals International from August 1, 2002 through May 22, 2003.

EILEEN C. PRUETTE has been our Executive Vice President and General Counsel since April 2003. Ms. Pruette served as Vice President, U.S. Legal and Global Intellectual Property for Sony Ericsson Mobile Communications from October 2001 to March 2003. Ms. Pruette served as General Counsel at Ericsson Inc. for a number of operating groups from January 1996 to October 2001. From June 1990 to January 1995,

Ms. Pruette served at GlaxoSmithKline, where she provided legal support for commercial operations while rendering regulatory, commercial and employment law counsel.

WESLEY P. WHEELER has been the President of our North American operations and Global Commercial Development since February 2003. Mr. Wheeler is responsible for the Company's regional operations in the United States, Canada and Puerto Rico. He is also responsible for the Company's commercial development activities and global marketing functions. Prior to joining the Company, Mr. Wheeler had extensive management experience in the pharmaceutical industry. From January 2002 to February 2003, Mr. Wheeler served as President and Chief Executive Officer of DSM Pharmaceuticals Inc., a leading contract manufacturer of prescription pharmaceuticals and biopharmaceuticals. From 1998 to 2002, Mr. Wheeler was the Senior Vice President of Global Logistics and Strategy for GlaxoSmithKline plc. From 1997 to 1998, Mr. Wheeler was Vice President of Marketing at Glaxo Wellcome.

CHARLES J. BRAMLAGE has been President of our European operations since September 2003. He is responsible for the Company's Western, Central and Eastern European markets. Mr. Bramlage has more than 20 years of pharmaceutical experience with a strong background in marketing and sales. From April 2001 to September 2003, Mr. Bramlage held senior executive positions, including most recently as President and Chief Executive Officer, at BattellePharma, Inc., a specialty pharmaceutical company developing products using new inhalation technology and now known as Ventaira Pharmaceuticals, Inc. From April 1992 to April 2001, Mr. Bramlage held various marketing and sales positions at GlaxoSmithKline plc, including Vice President of Respiratory Global Commercial Development and Vice President of U.S. Respiratory and Cardiovascular Marketing.

JOHN I. COOPER has been our Executive Vice President of Global Manufacturing and Supply since January 2003. He is responsible for managing all manufacturing operations for the Company worldwide, including supply and logistics operations, quality assurance, global procurement and physical product development. From 2002 to 2003, Mr. Cooper was Vice President of Global Operation Excellence for GlaxoSmithKline plc, which included the management of global process improvement projects and the identification, and sharing, of global best practices. Mr. Cooper served as Vice President and Area Supply Director for Latin America for GlaxoSmithKline plc from 1999 to 2002, and was responsible for supervising ten manufacturing facilities, creating operating efficiency improvements and ensuring product quality.

None of the executive officers were selected pursuant to any arrangement or understanding. None of the executive officers are related by blood, marriage or adoption to one another or to any director or nominee for director of the Company.

# OWNERSHIP OF THE COMPANY'S SECURITIES

## PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Common Stock and the percent of shares owned beneficially by beneficial owners of more than 5% of the outstanding shares of the Common Stock as of March 31, 2005.

| Identity of Owner or Group | Number of Shares and Nature of Beneficial Ownership | Percentage of Class(1) |
|---|---|---|
| Iridian Asset Management, LLC<br>276 Post Road West, Westport, CT 06880 | 9,036,682(2) | 9.8% |
| Franklin Mutual Advisers, LLC<br>51 John F. Kennedy Parkway, Short Hills, NJ 07078 | 5,846,653(3) | 6.3% |
| T. Rowe Price Associates, Inc.<br>100 E. Pratt Street, Baltimore, MD 21202 | 5,402,000(4) | 5.8% |
| Perry Corp.<br>599 Lexington Avenue, New York, NY 10022 | 4,823,500(5) | 5.2% |
| Citigroup Inc. and Citigroup Global Markets Holdings Inc.<br>399 Park Avenue, New York, NY 10013 | 4,515,540(6) | 4.9% |

(1) Based on 92,539,768 shares of Common Stock outstanding on March 31, 2005.

(2) Includes 9,036,682 shares over which each of the following parties has shared voting and shared dispositive power: Iridian Asset Management LLC, the Governor and Company of the Bank of Ireland, IBI Interfunding, BancIreland/First Financial, Inc and BIAM (US) Inc.

(3) Includes 5,846,653 shares owned by one or more open-end investment companies or other managed accounts which, pursuant to advisory contract, are advised by Franklin Mutual Advisers, LLC ("FMA"), which is deemed to have sole voting and dispositive power of such shares. FMA disclaims economic interest in or beneficial ownership of such shares.

(4) Includes 5,402,000 shares over which T. Rowe Price Associates, Inc. holds sole dispositive power and 954,700 shares over which T. Rowe Price Associates, Inc. has sole voting power. T. Rowe Price Associates, Inc. disclaims beneficial ownership of these shares.

(5) Includes 4,823,500 shares over which Perry Corp. and Mr. Richard C. Perry hold sole voting and sole dispositive power. Mr. Perry disclaims beneficial ownership interest of the shares held by any funds over which Perry Corp. acts as the general partner and/or investment advisor, except the portion of such shares that relate to his economic interest in such shares.

(6) Includes 4,515,540 shares over which Citigroup Inc. holds shared voting and shared dispositive power, and 4,430,057 shares over which Citigroup Global Markets Holding Inc. holds shared voting and shared dispositive power. This includes shares over which these entities disclaim beneficial ownership.

## OWNERSHIP BY MANAGEMENT

The following table sets forth, as of March 31, 2005, certain information regarding the beneficial ownership of the Common Stock and the percent of shares owned beneficially by each current director, each director nominee nominated by the Board of Directors and each Named Executive Officer (as defined below), and all directors, director nominees and executive officers of the Company as a group.

| Identity of Owner or Group | Number of Shares and Nature of Beneficial Ownership(1) | Percentage of Class(12) |
|---|---|---|
| **Officers and Directors** | | |
| Bary G. Bailey | 314,677(2) | * |
| Edward A. Burkhardt | 257,500(3) | * |
| Robert A. Ingram | — | * |
| Richard H. Koppes | 10,000(4) | * |
| Lawrence N. Kugelman | 5,000(5) | * |
| Kim D. Lamon | 251,350(6) | * |
| Theo Melas-Kyriazi | — | * |
| Robert W. O'Leary | 739,946(7) | * |
| Eileen C. Pruette | 93,196(8) | * |
| Randy H. Thurman | 10,500(9) | * |
| Timothy C. Tyson | 633,546(10) | * |
| Elaine Ullian | — | * |
| Directors and executive officers of the Company as a group (15 persons) | 2,574,581(11) | 2.5% |

* Less than 1% of the outstanding Common Stock.

(1) Except as indicated otherwise in the following notes, shares shown as beneficially owned are those as to which the named persons possess sole voting and investment power. However, under the laws of California and certain other states, personal property owned by a married person may be community property, which either spouse may manage and control, and the Company has no information as to whether any shares shown in this table are subject to community property laws.

(2) Includes 298,231 shares of Valeant common stock, which Mr. Bailey has the right to acquire within 60 days upon the exercise of stock options.

(3) Includes 7,500 shares of Valeant common stock, which Mr. Burkhardt has the right to acquire within 60 days upon the exercise of stock options.

(4) Includes 7,500 shares of Valeant common stock, which Mr. Koppes has the right to acquire within 60 days upon the exercise of stock options.

(5) Includes 5,000 shares of Valeant common stock, which Mr. Kugelman has the right to acquire within 60 days upon the exercise of stock options.

(6) Includes 244,904 shares of Valeant common stock, which Dr. Lamon has the right to acquire within 60 days upon the exercise of stock options and 5,000 shares held by trust.

(7) Includes 719,500 shares of Valeant common stock, which Mr. O'Leary has the right to acquire within 60 days upon the exercise of stock options, 18,000 shares held by trust and 1,000 shares held by his daughter.

(8) Includes 89,750 shares of Valeant common stock, which Ms. Pruette has the right to acquire within 60 days upon the exercise of stock options and 2,000 shares held by trust.

(9) Includes 7,500 shares of Valeant common stock, which Mr. Thurman has the right to acquire within 60 days upon the exercise of stock options.

(10) Includes 621,750 shares of Valeant common stock, which Mr. Tyson has the right to acquire within 60 days upon the exercise of stock options.

(11) Includes 2,253,135 shares of Valeant common stock, which Directors and executive officers of the Company as a group (15 persons) have the right to acquire within 60 days upon the exercise of stock options.

(12) Based on 92,539,768 shares of Common Stock outstanding on March 31, 2005 plus shares beneficially owned by each individual. Under Rule 13d-3 of the Securities Exchange Act of 1934, certain shares may be deemed to be beneficially owned by more than one person (if, for example, a person shares the power to vote or the power to dispose of the shares). In addition, under Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable on or before 60 days of the date as of which the information is provided are deemed outstanding for the purpose of calculating the number and percentage owned by such person (or group), but not deemed outstanding for the purpose of calculating the percentage owned by each other person (or group) listed. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on March 31, 2005.

## SECTION 16(a) REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Such executive officers, directors and stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based on its review of the copies of such forms it received, or written representations from certain reporting persons that no such forms were required for those persons, the Company believes that during fiscal year 2004, all filing requirements applicable to its executive officers, directors and ten percent beneficial owners were timely satisfied, except that Messrs. Burkhardt, Ingram, Koppes, Melas-Kyriazi and Thurman and Ms. Ullian each filed between two and four late Forms 4 that were all reported on timely Forms 5 covering dividend equivalent shares accrued on phantom stock. In addition, Mr. Ingram and Ms. Ullian each filed a late Form 4 covering phantom stock received in lieu of cash for Board and Committee meeting fees.

# EXECUTIVE COMPENSATION AND RELATED MATTERS

## SUMMARY COMPENSATION TABLE

The following table sets forth the annual and long-term compensation awarded to or paid to (i) the person serving as Chief Executive Officer of the Company during 2004 and (ii) the four most highly paid executive officers of the Company who were serving as executive officers at December 31, 2004 (together, the "Named Executive Officers") for services rendered to the Company in all capacities during the years ended December 31, 2004, 2003 and 2002.

| | | Annual Compensation | | | Long-term Compensation | | |
|---|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary ($) | Bonus ($) (1) | Other Annual Compensation ($) (2) | Restricted Stock Awards ($) | Securities Underlying Options (#) (3) | All Other Compensation ($) |
| Robert W. O'Leary | 2004 | 864,225 | 1,108,899 | 134,664(4) | — | 250,000 | 24,522(5) |
| Chairman and | 2003 | 835,000 | 1,391,000 | 62,114(6) | — | 678,000 | 84,326(7) |
| Chief Executive Officer* | 2002 | 283,135 | 500,000 | — | — | 1,100,000 | 1,176(8) |
| Timothy C. Tyson | 2004 | 621,000 | 603,325 | 76,132(9) | — | 400,000 | 8,958(10) |
| President and | 2003 | 600,000 | 1,101,500(11) | 89,513(12) | — | 487,000 | 29,527(13) |
| Chief Operating Officer* | 2002 | 95,769 | 202,500 | — | — | 1,000,000 | — |
| Bary G. Bailey | 2004 | 415,000 | 374,138 | — | — | 140,000 | 12,490(14) |
| Executive Vice President | 2003 | 400,000 | 610,564(15) | — | — | 305,461 | 16,854(16) |
| and Chief Financial Officer | 2002 | 24,359 | 400,000 | — | — | 400,000 | — |
| Kim D. Lamon | 2004 | 438,000 | 567,648 | 109,880(17) | — | 85,000 | 15,840(18) |
| President and | 2003 | 400,912 | 935,000(19) | 67,847(20) | — | 552,055 | 25,471(21) |
| Chief Scientific Officer | 2002 | — | — | — | — | — | — |
| Eileen C. Pruette | 2004 | 320,000 | 316,416 | — | — | 60,000 | 12,062(22) |
| Executive Vice President | 2003 | 240,961 | 330,564(23) | 121,512(24) | — | 234,000 | 10,461(25) |
| and General Counsel | 2002 | — | — | — | — | — | — |

* Mr. O'Leary served as the Company's Chairman and Chief Executive Officer during 2004. As of January 1, 2005, in addition to continuing to serve as the Company's President, Mr. Tyson became the Company's Chief Executive Officer, and Mr. O'Leary continued to serve as the Company's Chairman.

(1) Except where otherwise indicated, amounts included in this column are for performance bonuses earned with respect to the applicable year, but paid in the following year. Previously, performance bonus amounts were reported in the year paid rather than with respect to the year earned.

(2) These numbers include the cost to the Company of providing perquisites and other personal benefits. SEC rules require us to break-out each perquisite or personal benefit that exceeds 25% of the total we report for each named executive.

(3) Includes grants of options to purchase shares of Common Stock granted under the Company's 2003 Equity Incentive Plan (the "Incentive Plan"), which is an amendment and restatement of its Amended and Restated 1998 Stock Option Plan.

(4) Includes the following perquisites: travel benefits ($54,350) and driver paid for by the Company ($50,770).

(5) Consisted of the following: group term life insurance ($11,868); whole life insurance ($4,344); executive life insurance ($2,160); and 401(k) match ($6,150).

(6) Includes the following perquisite: driver paid for by the Company ($45,255).

(7) Consisted of the following: group term life insurance ($11,868); whole life insurance ($4,344); executive life insurance ($1,188); and vacation pay-out ($66,926).

(8) Consisted of the following: group term life insurance ($1,068) and executive life insurance ($108).

(9) Includes the following perquisites: travel benefits ($32,864) and automobile allowance ($22,493).

(10) Consisted of the following: group term life insurance ($4,710); whole life insurance ($2,088); and executive life insurance ($2,160).

(11) Includes $212,500, which Mr. Tyson was paid in connection with his employment agreement.

(12) Includes the following perquisites: automobile allowance ($22,493) and relocation expenses ($46,325).

(13) Consisted of the following: group term life insurance ($4,710); whole life insurance ($2,088); executive life insurance ($1,188); and vacation pay-out ($21,541).

(14) Consisted of the following: group term life insurance ($2,860); whole life insurance ($1,320); executive life insurance ($2,160); and 401(k) match ($6,150).

(15) Includes $15,564, which Mr. Bailey was paid in connection with the sale of the Company's Russian subsidiaries.

(16) Consisted of the following: group term life insurance ($2,790); whole life insurance ($1,080); executive life insurance ($1,188); and vacation pay-out ($11,796).

(17) Includes the following perquisites: travel benefits ($31,333) and housing expense ($42,447).

(18) Consisted of the following: group term life insurance ($4,986); whole life insurance ($2,544); executive life insurance ($2,160); and 401(k) match ($6,150).

(19) Includes $400,000, which Dr. Lamon was paid in connection with the commencement of his employment with the Company.

(20) Includes the following perquisite: relocation expenses ($50,596).

(21) Consisted of the following: group term life insurance ($1,232); whole life insurance ($576); executive life insurance ($990); and vacation pay-out ($22,673).

(22) Consisted of the following: group term life insurance ($2,788); whole life insurance ($1,200); executive life insurance ($2,074); and 401(k) match ($6,000).

(23) Includes $115,564, which Ms. Pruette was paid in connection with the commencement of her employment with the Company ($100,000) and the sale of the Company's Russian subsidiaries ($15,564).

(24) Includes the following perquisite: relocation expenses ($95,929).

(25) Consisted of the following: group term life insurance ($2,043); whole life insurance ($895); executive life insurance ($792); and vacation pay-out ($6,731).

## OPTION GRANT INFORMATION

The following table sets forth information with respect to options to purchase shares of Common Stock granted to the Named Executive Officers in 2004.

**Option Grants In Last Fiscal Year**

| Name | Number of Securities Underlying Options(1) | Percent of Total Options Granted to Employees(2) | Exercise Price ($/Share) | Expiration Date | Grant Date Present Value($) (3) |
|---|---|---|---|---|---|
| Robert W. O'Leary | 250,000 | 9.4% | 23.92 | 11/26/14 | 2,883,800 |
| Timothy C. Tyson | 400,000 | 15.0% | 23.92 | 11/26/14 | 4,614,080 |
| Bary G. Bailey | 140,000 | 5.3% | 23.92 | 11/26/14 | 1,614,928 |
| Kim D. Lamon | 85,000 | 3.2% | 23.92 | 11/26/14 | 980,492 |
| Eileen C. Pruette | 60,000 | 2.3% | 23.92 | 11/26/14 | 692,112 |

(1) All options were granted under the Incentive Plan, and have ten-year terms. The options granted to the executive officers vest and become exercisable in four equal installments beginning one year following the date of grant, and on each of the next succeeding three anniversary dates of the grant date. All options were granted with an exercise price equal to the fair market value of the underlying shares on the date of grant.

(2) Options to purchase a total of 2,665,500 shares were granted to employees, including the Named Executive Officers (but excluding non-employee directors), during 2004.

(3) Based on the Black-Scholes option pricing model adapted for use in valuing executive stock options using the following assumptions: expected volatility (63%), risk-free interest rate (3.80%), dividend per share ($0.31) and weighted-average life (4.2 years). The actual value, if any, an executive may realize will depend on the excess of the stock price on the date the option is exercised over the exercise price. There is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model.

## Aggregated Option Exercises In 2004 and December 31, 2004 Option Values(1)

The following table sets forth information regarding (i) stock option exercises by the Named Executive Officers during 2004 and (ii) unexercised stock options held by the Named Executive Officers at December 31, 2004.

| Name | Shares Acquired on Exercise(#) | Value Realized ($) | Number of Securities Underlying Unexercised Options at December 31, 2004(#) | | Value of Unexercised In-the-Money Options at December 31, 2004($)(1) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Robert W. O'Leary | — | — | 719,500 | 1,308,500 | 10,979,100 | 14,230,800 |
| Timothy C. Tyson | — | — | 621,750 | 1,265,250 | 9,914,650 | 12,785,950 |
| Bary G. Bailey | — | — | 276,366 | 569,095 | 3,829,262 | 5,599,946 |
| Kim D. Lamon | — | — | 143,640 | 504,665 | 1,884,149 | 5,675,543 |
| Eileen C. Pruette | — | — | 58,500 | 235,500 | 771,925 | 2,461,575 |

(1) Based upon the fair market value of the shares of Common Stock on December 31, 2004 ($26.35, which was the NYSE closing price for the Company's Common Stock on December 31, 2004), less the exercise price per share.

## COMPENSATION OF DIRECTORS

Members of the Board of Directors, other than employees, were paid an annual fee of $30,000 in 2004, payable quarterly, plus a fee of $1,500 for each Board meeting and committee meeting attended, except the Company's Finance and Audit Committee members, who were paid a fee of $1,750 for each committee meeting attended. Each committee chair received an additional annual fee of $7,500, payable quarterly, except the Company's Finance and Audit Committee Chair, who received an additional annual fee of $10,000, payable quarterly. The Company's Board Litigation Liaison received an additional annual fee of $7,500, payable quarterly. Directors are also reimbursed for their out-of-pocket expenses in attending meetings and paid a $1,500 per diem ($750 for four hours or less) for services rendered to the Company in their capacity as directors apart from meetings. The Board of Directors can change the compensation of directors at any time.

Presently, on the date of each annual meeting (including the Annual Meeting), non-employee directors holding office as director after, and giving effect to, the election at the annual meeting, are granted a number of restricted stock units equal to the lesser of (a) $120,000 divided by the per share fair market value on the date of grant, or (b) the economic value of 25,000 options, assuming a strike price equal to the per share fair market value on the date of grant. The economic value of the 25,000 options is calculated using the Black-

Scholes option pricing model. In 2004, the Lead Director received an additional 2,271 restricted stock units as compensation for his added responsibilities as Lead Director.

Mr. O'Leary also received compensation in his capacity as Chief Executive Officer of the Company. See "Summary Compensation Table."

## CERTAIN EMPLOYMENT AGREEMENTS

### Chairman

On March 21, 2005 and effective as of January 1, 2005, the Company entered into an Amended and Restated Employment Agreement with Mr. O'Leary (the "O'Leary Employment Agreement"). The O'Leary Employment Agreement provides that Mr. O'Leary shall serve as Executive Chairman, and no longer as Chief Executive Officer, as of January 1, 2005. The term of the O'Leary Employment Agreement expires on December 31, 2005. During the term, Mr. O'Leary receives a base salary at the rate of $432,000 per year, and is eligible to receive a bonus of up to 100% of his base salary per year. The agreement also provides that all stock options and other equity granted to Mr. O'Leary continue to vest as long as Mr. O'Leary continues to provide services to the Company as an officer or member of the Board of Directors.

The O'Leary Employment Agreement provides that the Company may terminate Mr. O'Leary's employment upon his death or disability, or with or without cause (as defined in the agreement), and that Mr. O'Leary may terminate his employment with or without good reason (as defined in the agreement). Upon termination by reason of death or disability, by the Company for cause, or by Mr. O'Leary without good reason, Mr. O'Leary will receive all amounts earned or accrued through the termination date, as specified in the agreement. Upon termination by reason of death or disability, Mr. O'Leary or his heirs will, in addition, be entitled to a prorated portion of his annual bonus, immediate vesting of all stock options (which remain exercisable on a prorated basis for up to three years), pension, retirement or other employee benefits, and restricted stock or other restricted benefits, and continued health and medical coverage for two years. If Mr. O'Leary's employment is terminated by the Company without cause, or by Mr. O'Leary for good reason, Mr. O'Leary will receive all accrued compensation plus a severance payment equal to 150% of salary and bonus, immediate vesting of all stock options (which remain exercisable on a prorated basis for up to three years), and certain employee benefits for twenty-four months. However, if such termination occurs during the term of the agreement and following a "change in control", Mr. O'Leary will receive a severance payment of three times salary and bonus.

For purposes of Mr. O'Leary's Employment Agreement, a "change in control" generally means any of the following events:

- the acquisition by any person of beneficial ownership of more than 25% of the combined voting power of the Company's outstanding voting securities, other than an acquisition (i) by or directly from the Company; (ii) by an employee benefit plan sponsored or maintained by the Company, (iii) by an underwriter temporarily holding securities pursuant to an offering, (iv) by a corporation owned by the Company's stockholders in substantially the same proportions as their ownership of the Company, or (v) by a person properly reported on Schedule 13-G promulgated under the Securities Exchange Act of 1934;

- the closing of a merger or consolidation involving the Company or any subsidiary if it would result in the Company's voting securities immediately before the merger or consolidation continuing to represent less than 50% of the combined voting power of the then outstanding voting securities of the Company, the surviving entity or any parent thereof immediately after the merger or consolidation;

- the individuals serving on the board of directors of the Company at the beginning of any twenty-four month period and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened Board election contest) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then in office who either were directors at the beginning of the twenty-four month period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the board of directors; or

- the closing of a complete liquidation or dissolution of the Company, or the consummation of an agreement for the sale or other disposition of all or substantially all of the assets of the Company.

The O'Leary Employment Agreement also provides for certain "gross-up" payments if Mr. O'Leary is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code with respect to payments and benefits under his agreement or otherwise.

**President and Chief Executive Officer Agreement**

The Company entered into an Executive Employment Agreement with Mr. Tyson on October 24, 2002, and an Amended and Restated Executive Employment Agreement with Mr. Tyson on March 21, 2005 and effective as of January 1, 2005 (Mr. Tyson's agreement, as amended and restated, is referred to herein as the "Tyson Employment Agreement"). Mr. Tyson's agreement, pursuant to which he serves as President and Chief Executive Officer, currently extends to December 31, 2006 and thereafter automatically extends for a one-year term unless either party elects not to extend it.

Under the Tyson Employment Agreement, Mr. Tyson receives an annual base salary of $755,000 and is eligible to receive a bonus at the discretion of the Board of Directors or the Compensation Committee. The agreement provides that the Company annually will consider granting Mr. Tyson options, restricted stock or other equity grants to purchase shares of Company common stock, as determined by the Compensation Committee, and also provided for a grant in 2004 of an option to purchase 400,000 shares of Company common stock.

The Tyson Employment Agreement provides that Mr. Tyson's employment may be terminated by the Company upon his death or disability, or with or without cause, or by Mr. Tyson with or without good reason (as defined in the agreement). Upon termination by reason of death or disability, by the Company for cause, or by Mr. Tyson without good reason, Mr. Tyson receives all amounts earned or accrued through the termination date, as specified in the agreement. Upon termination by reason of death or disability, Mr. Tyson is entitled to a prorated portion of his annual bonus, health and medical coverage for two years, and immediate vesting of all outstanding awards, options and stock appreciation rights (which remain exercisable for up to two years). Upon termination of Mr. Tyson's employment by the Company without cause, or by Mr. Tyson for good reason, Mr. Tyson is entitled to the same benefits he would receive upon termination for death or disability, plus, subject to his not engaging in certain "prohibited activities," a severance payment equal to two times his base salary and average annual bonus and incentive compensation. If such termination occurs within twelve months following or in contemplation of a change in control, such severance payment is equal to three times his base salary and bonus, and Mr. Tyson is also entitled to employee benefits for twenty-four months and a cash payment equal to the excess of the actuarial equivalent of his aggregate retirement benefits had he remained employed by the Company for an additional two years over the actuarial equivalent of his actual retirement benefit. In each case, the executive is under no obligation to mitigate amounts payable under his agreement.

For purposes of the Tyson Employment Agreement, a "change in control" generally means the occurrence of any of the following events:

- the acquisition by any person of beneficial ownership of more than 30% of the combined voting power of the Company's outstanding voting securities, other than an acquisition (i) directly from the Company, (ii) by a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by the Company or any of its subsidiaries, or (iii) by any corporation which, immediately prior to such acquisition, is owned directly or indirectly by the stockholders of the Company in the same proportion as their ownership of stock in the Company immediately prior to such acquisition;

- the individuals serving on the board of directors of the Company as of the date of the Tyson Employment Agreement and any new director whose election by the Board or nomination for election by the Company's stockholders was approved by the affirmative vote of at least a majority of the directors then still in office who either were directors on the date of the Tyson Employment Agreement or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the board of directors;

- the closing of a merger or consolidation involving the Company if the stockholders immediately before the merger or consolidation do not, as a result of the merger or consolidation, own more than 50% of the combined voting power of the then outstanding voting securities of the corporation resulting from the merger or consolidation in substantially the same proportion as their ownership of the combined voting power of the voting securities of the Company outstanding immediately before the merger of consolidation; or
- the closing of a complete liquidation or dissolution of the Company, or an agreement for the sale or other disposition of all or substantially all of the assets of the Company.

Mr. Tyson's agreement provides for certain "gross-up" payments if he is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (or related interest and penalties) with respect to payments and benefits under his agreement or otherwise.

**Chief Financial Officer Agreement**

The Company entered into an Executive Employment Agreement with Mr. Bailey on October 22, 2002 (the "Bailey Employment Agreement). Mr. Bailey's agreement, pursuant to which he serves as the Chief Financial Officer, has an initial term of two years and thereafter automatically extends for a one-year term unless either party elects not to extend it.

Under his agreement, Mr. Bailey received an initial annual base salary of $400,000, which salary is subject to increase from time to time as determined by the Board of Directors, and is eligible to receive a bonus of 80% to 160% of base salary.

The Bailey Employment Agreement provides that Mr. Bailey's employment may be terminated by the Company upon his death or disability, or with or without cause, or by Mr. Bailey with or without good reason (as defined in the agreement). Upon termination by reason of death or disability, by the Company for cause, or by Mr. Bailey without good reason, Mr. Bailey receives all amounts earned or accrued through the termination date, as specified in the agreement. Upon termination by reason of death or disability, Mr. Bailey is also entitled to a prorated portion of his annual bonus. Upon termination of Mr. Bailey's employment by the Company without cause, or by Mr. Bailey for good reason, or if the Company decides not to extend the term of his agreement, Mr. Bailey is entitled to accrued compensation, plus, subject to his not engaging in certain "prohibited activities" for one year, an additional payment equal to the sum of (a) base salary for the greater of one year or the number of months remaining in the initial term of his agreement and (b) average annual bonus. If such termination occurs within twelve months after a change in control, such payment is based on three times salary and bonus, and Mr. Bailey is also entitled to (i) certain employee benefits for up to twenty-four months, (ii) immediate vesting of all outstanding awards, options and stock appreciation rights, and (iii) a cash payment equal to the excess of the actuarial equivalent of his aggregate retirement benefits had he remained employed by the Company for an additional two years over the actuarial equivalent of his actual retirement benefit.

For purposes of the Bailey Employment Agreement, a "change in control" generally means the occurrence of any of the following events:

- the acquisition by any person of beneficial ownership of more than 30% of the combined voting power of the Company's outstanding voting securities, other than an acquisition (i) directly from the Company, (ii) by a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by the Company or any of its subsidiaries, or (iii) by any corporation which, immediately prior to such acquisition, is owned directly or indirectly by the stockholders of the Company in the same proportion as their ownership of stock in the Company immediately prior to such acquisition;

- the individuals serving on the board of directors of the Company as of October 22, 2002 and any new director whose election by the Board or nomination for election by the Company's stockholders was approved by the affirmative vote of at least two-thirds of the directors then still in office who either were directors on October 22, 2002 or whose election or nomination for election was previously so approved, cease for any reason to constitute at least two-thirds of the board of directors;
- the approval by the stockholders of Company of a merger or consolidation involving the Company if the stockholders immediately before the merger or consolidation do not, as a result of the merger or consolidation, own more than 70% of the combined voting power of the then outstanding voting securities of the corporation resulting from the merger or consolidation in substantially the same proportion as their ownership of the combined voting power of the voting securities of the Company outstanding immediately before the merger of consolidation; or
- the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company, or an agreement for the sale or other disposition of all or substantially all of the assets of the Company.

Mr. Bailey's agreement provides that payments and benefits under his agreement and all other related arrangements will not exceed the maximum amount that may be paid to him without triggering "golden parachute" penalties under Section 280G of the Internal Revenue Code of 1986, but only if this would increase the net amount he would realize after payment of income and excise taxes.

**Executive Officer Agreements**

The Company has entered into employment agreements with its senior executive officers.

***Lamon Employment Agreement***

On February 21, 2003, Ribapharm Inc. ("Ribapharm") entered into an Executive Employment Agreement with Kim D. Lamon, M.D., Ph.D., regarding his services as President and Chief Executive Officer of Ribapharm Inc. (the "Lamon Agreement"). Following the merger of Ribapharm into the Company, the Lamon Agreement became effective between the Company and Dr. Lamon, and the Ribapharm options he had received in connection with the Lamon Agreement were converted into Company options. The Lamon Agreement has a term of two years from its initial effective date of January 23, 2003, and shall be automatically extended for one-year periods unless either party, no later than 90 days prior to a scheduled expiration date, notifies the other that the term shall not be extended.

The Lamon Agreement provides for a base salary of $425,000 per year, subject to increase by the Board of Directors. Dr. Lamon also is eligible to receive a bonus of from 80% to 160% of his base salary, with a minimum cash bonus of $340,000 for fiscal year 2003 (the "Guaranteed Bonus"). The agreement also provides for grants of options to purchase an aggregate of 1,000,000 shares of Ribapharm common stock, which, following the merger of Ribapharm into the Company, were converted into options to purchase 405,055 shares of Company common stock under the Company's option plan. Twenty-five percent of the options vest each year, and they will continue to vest so long as Dr. Lamon continues to provide services as an employee or a director to the Company, an affiliate of the Company or a successor to the Company. Dr. Lamon may receive additional options at the discretion of the Compensation Committee.

The Lamon Agreement provides that Dr. Lamon's employment may be terminated by the Company upon his disability, or with or without cause, or by Dr. Lamon with or without good reason (as defined in the agreement). Upon termination by reason of death or disability, by the Company for cause, or by Dr. Lamon without good reason, Dr. Lamon will receive all amounts earned or accrued through the termination date, as specified in the agreement. Upon termination by reason of death or disability, Dr. Lamon or his heirs will, in addition, be entitled to a prorated portion of his annual bonus. If Dr. Lamon's employment is terminated by the Company without cause, or by Dr. Lamon with good reason, and Dr. Lamon agrees not to engage in certain activities that might compete with the Company for a period of one year after termination (the "Prohibited Activities"), he will receive a payment equal to two years' base salary and two years' Guaranteed

Bonus. If the Company or Dr. Lamon fail to renew the Lamon Agreement, and Dr. Lamon agrees not to engage in Prohibited Activities for a period of one year following the non-renewal, Dr. Lamon will receive the same payments he would receive after a termination by the Company without cause or by him with good reason.

Under the Lamon Agreement, a "change in control" generally means any of the following events:

- the acquisition by any person of beneficial ownership of more than 30% of the combined voting power of the Company's outstanding voting securities, other than an acquisition (i) directly from the Company, (ii) by a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by the Company or any of its subsidiaries, or (iii) by any corporation which, immediately prior to such acquisition, is owned directly or indirectly by the stockholders of the Company in the same proportion as their ownership of stock in the Company immediately prior to such acquisition;
- the individuals serving on the board of directors of the Company as of October 2, 2003, and any new director whose election by the Board or nomination for election by the Company's stockholders was approved by the affirmative vote of at least two-thirds of the directors then still in office who either were directors on October 2, 2003 or whose election or nomination for election was previously so approved, cease for any reason to constitute at least two-thirds of the board of directors;
- the approval by the stockholders of the Company of a merger or consolidation involving the Company if the stockholders immediately before the merger or consolidation do not, as a result of the merger or consolidation, own more than 70% of the combined voting power of the then outstanding voting securities of the corporation resulting from the merger or consolidation in substantially the same proportion as their ownership of the combined voting power of the voting securities of the Company outstanding immediately before the merger of consolidation;
- the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company, or an agreement for the sale or other disposition of all or substantially all of the assets of the Company; or
- liquidation or dissolution of the Company.

If during the period beginning six months prior to a change in control and ending twenty-four months after a change in control Dr. Lamon is terminated by the Company without cause, or terminates his employment with good reason, and he agrees not to engage in Prohibited Activities for a period of one year following termination, he will be entitled to the following additional rights: a payment equal to three times his annual base salary; a continuation of life insurance, medical, dental and hospitalization benefits for himself and his family for 24 months (or if lesser, for the number of months until Dr. Lamon's 65th birthday), immediate vesting of all outstanding options and awards granted to Dr. Lamon by the Company, and if the Company has established a supplemental and excess retirement plan, Dr. Lamon will be entitled to the benefits he would receive if he had remained employed for 24 months, or until his 65th birthday (whichever is sooner).

Mr. Lamon's agreement provides for certain "gross-up" payments if he is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (or related interest and penalties) with respect to payments and benefits under his agreement or otherwise.

***Pruette Employment and Severance Agreements***

The terms under which Eileen Pruette serves as Executive Vice President and General Counsel are set forth in an offer letter of the Company dated March 3, 2003 (the "Pruette Employment Agreement").

The Pruette Employment Agreement provides for employment on an at-will basis and an initial base salary of $300,000 per year, subject to merit review beginning January 1, 2004. Ms. Pruette also is eligible to receive a bonus of from 0% to 100% of her annual base salary, subject to future adjustment by the Board of Directors.

Pursuant to the Pruette Employment Agreement, Ms. Pruette received options to purchase 125,000 shares of Common Stock under the Company's 2003 Equity Incentive Plan. The options vest 25% per year over a four-year period, but will immediately become exercisable upon a change in control.

Ms. Pruette and the Company have also entered into an Executive Severance Agreement dated as of April 22, 2005 (the "Pruette Severance Agreement"). The Pruette Severance Agreement expires on December 31, 2010 unless sooner terminated following a change in control, and shall automatically be extended for successive one-year periods unless no later than six months prior to a scheduled expiration date the Company notifies Ms. Pruette that the agreement will not be extended.

Under the Pruette Severance Agreement, upon termination by reason of death or disability, by the Company for cause, or by Ms. Pruette without good reason, Ms. Pruette will receive all amounts earned or accrued through the termination date, as specified in the agreement. Upon termination by reason of death or disability, Ms. Pruette or her heirs will, in addition, be entitled to a prorated portion of her annual bonus. Ms. Pruette or her heirs will be entitled to other compensation or benefits in accordance with the Company's benefit plans and other applicable programs and practices then in effect.

If Ms. Pruette's employment is terminated by the Company without cause, or by Ms. Pruette with good reason, and Ms. Pruette agrees to not to engage in certain activities that might compete with the Company for a period of one year after termination, she will receive a payment equal to the sum of: (a) any accrued and unpaid salary, (b) any unpaid annual bonus payable for the most recently completed year, (c) Ms. Pruette's annual base salary then in effect and (d) the lesser of the average of annual incentive program bonuses paid to Ms. Pruette for the five prior years (or such shorter period if Ms. Pruette has not been eligible to participate in the annual incentive program) or Ms. Pruette's target bonus at such time. If Ms. Pruette is terminated by the Company, other than for cause, disability or death, or by Ms. Pruette for good reason, the Company will also pay up to an aggregate of $20,000 for outplacement services.

Under the Pruette Severance Agreement, a "change in control" generally means any of the following events:

- the acquisition by any person of beneficial ownership of more than 30% of the combined voting power of the Company's outstanding voting securities, other than an acquisition (i) directly from the Company, (ii) by a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by the Company or any of its subsidiaries, or (iii) by any corporation which, immediately prior to such acquisition, is owned directly or indirectly by the stockholders of the Company in the same proportion as their ownership of stock in the Company immediately prior to such acquisition;

- the individuals serving on the board of directors of the Company as of the date of the Pruette Severance Agreement, and any new director whose election by the Board or nomination for election by the Company's stockholders was approved by the affirmative vote of at least two-thirds of the directors then still in office who either were directors on the date of the Pruette Severance Agreement or whose election or nomination for election was previously so approved, cease for any reason to constitute at least two-thirds of the board of directors;

- the approval by the stockholders of the Company of a merger or consolidation involving the Company if the stockholders immediately before the merger or consolidation do not, as a result of the merger or consolidation, own more than 70% of the combined voting power of the then outstanding voting securities of the corporation resulting from the merger or consolidation in substantially the same proportion as their ownership of the combined voting power of the voting securities of the Company outstanding immediately before the merger of consolidation; or

- the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company, or an agreement for the sale or other disposition of all or substantially all of the assets of the Company.

If during the period beginning six months prior to a change in control and ending twelve months after a change in control, Ms. Pruette is terminated by the Company without cause, or terminates her employment with good reason, and she agrees not to engage in prohibited activities for a period of one year following termination, she will be entitled to a payment equal to two times the sum of (a) her annual base salary plus (b) the higher of average of annual incentive program bonuses paid to Ms. Pruette for the five prior years (or such shorter period if Ms. Pruette has not been eligible to participate in the annual incentive program) or Ms. Pruette's target bonus at the time of the change in control. In addition, for one year after such termination following a change in control or such longer period as may be provided by the terms of the appropriate benefit plans, the Company shall provide Ms. Pruette and her family with medical, dental and life insurance benefits at least equal to those which would have been provided had Ms. Pruette not been terminated, in accordance with the applicable benefit plans in effect on the change in control measurement date or, if more favorable, in effect generally at any time after the change in control measurement date with respect to other peer executives of the Company and its affiliated companies. All outstanding options to purchase shares of Common Stock, each outstanding restricted stock award and any other unvested equity compensation right shall be fully vested or exercisable and each such share or equity interest shall no longer be subject to a right of repurchase by the Company.

Ms. Pruette's agreement provides that payments and benefits under her agreement and all other related arrangements will not exceed the maximum amount that may be paid to her without triggering "golden parachute" penalties under Section 280G of the Internal Revenue Code of 1986, but only if this would increase the net amount she would realize after payment of income and excise taxes.

# COMMITTEE REPORTS

## COMPENSATION COMMITTEE REPORT

*The Report of the Compensation Committee of the Board of Directors shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 (the "Securities Act") or under the Securities Exchange Act of 1934 (the "Exchange Act"), except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.*

### *Compensation Philosophy*

The Compensation Committee reviews and approves corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, considers and recommends to the Board of Directors the compensation level to be paid to the Chief Executive Officer and upon recommendation of the Chief Executive Officer, approves the compensation levels for all other executive officers. The Committee also makes recommendations to the Board of Directors with respect to the Company's incentive compensation and equity-based plans and overall compensation policies in conjunction with management. Additionally, it administers and grants options and awards under the Company's various equity incentive plans with respect to executive officers, and performs such duties as the Board of Directors may from time to time request.

Each of the three Directors who serve as a Committee member meets the independence requirements specified by the NYSE and the Company's corporate governance guidelines.

The Compensation Committee believes compensation policies and practices should be consistent with the Company's business objectives and the creation of long-term stockholder value. Executive compensation is designed to reinforce the Company's broader strategic goals and financial objectives. It is based on performance and factors specifically relevant to the Company, at a level competitive with the market and in a manner that will attract and retain strong talent. Compensation of executive officers and other key employees is comprised of three principal elements: (i) base salary, (ii) annual bonus and (iii) stock ownership. In the aggregate, the compensation philosophy is to be competitive in base salary and benefits and provide opportunities for above-competitive pay when specific goals are exceeded and there are incremental improvements in stockholder value. The Compensation Committee engages an independent compensation consulting advisor in connection with its regular evaluation of the Company's executive compensation program to ensure the compensation philosophy and compensation levels support the Company's goals and objectives.

***Base Salary***

Compensation programs are linked directly with desired performance and accountability. Salary levels are aligned to be consistent with data of companies comparable in size and performance in the pharmaceutical and biotechnology industries. The companies used for comparison in the survey data include, but are not limited to some of those in the performance graph. The Company's salary levels for executives are in the median range of compensation paid for similar positions in comparable companies. Salary grades levels are updated to reflect changes in the marketplace. The salary of an executive generally reflects individual performance, level of responsibility and position in the Company and is reviewed on an annual basis by one or more supervisory managers and the Compensation Committee. To determine the base salary level of an executive, the Board of Directors adopts an annual budget and financial plan, which incorporates the goals and objectives to be achieved by the Company and its specific operating units. The goals focus on growth in revenues and growth in EBITDA or net income. Each executive is responsible for the performance of his or her unit in relation to the plan. Specific goals and objectives for each executive are reviewed by the executive and his or her supervisor. In reviewing the annual performance, which will determine the executive's compensation, the supervisor assesses a performance grade based on the pre-set performance objectives. This assessment is used to determine base salary for the following year.

The initial salaries for Messrs. O'Leary, Tyson and Bailey are set forth in their respective employment agreements, each of which was approved by the Compensation Committee. Messrs. Tyson's and Bailey's agreements provide for base salaries to be reviewed by the Board of Directors at least annually, and increased (but not decreased) at the Board's discretion. Mr. O'Leary's salary was also increased in 2004 over 2003 by a factor approximating cost-of-living. Mr. Tyson's agreement provided for his salary to be increased in connection with his appointment as Chief Executive Officer on January 1, 2005. Mr. O'Leary's new agreement as executive Chairman of the Board provides that his fixed base salary be substantially reduced on the basis of his new role for 2005 and he will not receive a base pay increase during 2005.

***Bonus Plan***

The incentive bonus plan is intended to provide a means of annually rewarding certain key employees, including executive officers, based on the performance of the Company. The plan is based on target goals of growth in revenues, EBITDA, and in the case of the top officers, earnings per share, and certain individually defined strategic initiatives, and actual individual performance is compared against the target goals established. Recommendations are made by individual supervisors and reviewed and considered for final approval by the Compensation Committee. Target goals are presented to the Committee and approved at the beginning of the year. The Compensation Committee evaluates the performance of the Chief Executive Officer and determines his award.

The Compensation Committee sets minimum, target and maximum goals for the executive officers under the executive incentive plan. Incentive compensation payments are tied to the degree to which these goals are achieved, as determined by the Compensation Committee. Bonus opportunities are reviewed each year and are set on the basis of competitive practices. The target bonus award opportunities for the senior executives range from 60% of base salary up to 100% of base salary, depending on their position. If target goals are exceeded, an executive may earn up to 200% of his or her target bonus level. If minimum financial goals are not achieved, senior executives are not entitled to a bonus payment.

Bonuses for Messrs. Tyson and Bailey are set forth in their respective employment agreements. Messrs. Tyson and Bailey are eligible to receive a target cash bonus of 100% and 80% of base salary, respectively, and have the opportunity to receive a maximum cash bonus of 200% and 160% of base salary, respectively, based on performance by the executive and the Company and within the discretion of the Board.

Certain officers and employees of the Company received bonuses during 2004 and 2005 for services performed during 2003 and 2004, respectively. The Compensation Committee considered and approved these bonuses, which were all based on target goals established at the beginning of the applicable performance year.

### *Equity Programs*

The Compensation Committee believes that executive officers and other significant employees, who are in a position to make a substantial contribution to the long-term success of the Company and to build stockholder value, should have a significant stake in the Company's on-going success. This stake focuses attention on managing the Company as an owner with an equity position in the business and seeks to align these employees' interests with the long-term interests of stockholders. Accordingly, the Company's 2003 Equity Incentive Plan ("Incentive Plan"), provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, phantom stock and stock bonuses (collectively "awards") to key employees, officers, directors, consultants and advisors of the Company. Options granted under the Incentive Plan must have an exercise price that is not less than 85% of the fair market value of the common stock on the date of grant and a term not exceeding 10 years. To date, the Compensation Committee has approved only grants having an exercise price of 100% of the fair market value of the common stock on the date of the grant. Under the Incentive Plan, 500,000 shares may be issued as phantom stock awards or restricted stock awards. The amount of options granted to any executive is generally tied to level of responsibility, position, salary, individual performance, company financial performance and competitive practices. No grant to an executive is automatic. In addition, the Compensation Committee considers the Company's average three-year run-rate to determine the size of the option pool for grants to all employees. Management recommends to the Compensation Committee those executives to whom options should be granted and the number of options to be granted to them. The Compensation Committee determines the awards for the Chief Executive Officer. To encourage executives to remain in the employ of the Company, options generally vest and become exercisable in four annual installments of 25% on the anniversaries of the date of grant. The Compensation Committee is currently considering the use of other forms of long-term incentives for future grants. The Committee's policy is to make grants at the same time every year.

The Company's 2003 Employee Stock Purchase Plan (the "Purchase Plan") is a tax-effective means of providing the Company's employees with an opportunity to purchase the Company's stock at a discount. As a broad-based plan, the Purchase Plan is intended to expand the opportunity for ownership of the Company's stock beyond the key employees who typically will receive grants under the Incentive Plan. Participation is limited to those employees who are not eligible to participate in the Incentive Plan. There are 7,000,000 shares of common stock reserved for issuance under the Purchase Plan, plus an annual increase on the first day of the Company's fiscal year for a period of ten years, which commenced on January 1, 2005 and ends on January 1, 2015, equal to a least (i) 1.5% of the shares of common stock outstanding on each calculation date, (ii) 1,500,000 shares of common stock, or (iii) a number of shares that may be determined by the Compensation Committee. The Compensation Committee supports this plan and its objectives and feels it is important to the culture of the organization, but will continue to review it in light of new Financial Accounting Standards 123R rules.

### *Retirement Savings Plan*

The Company also has a Retirement Savings Plan. The Retirement Savings Plan is a 401(k) defined contribution plan. The Retirement Savings Plan provides eligible employees the opportunity to defer between one percent and fifty percent of pay subject to the IRS annual caps. The maximum contribution for 2004 was $13,000, but employees over the age of 50 can contribute an additional $3,000. The Company will match fifty percent of the first six percent of pay a participant contributes to the plan through salary deferral. Participants are always one hundred percent vested in the contributions they choose to defer. The matching contributions made by the Company vest according to a five-year graded vesting schedule. Loan and financial hardship withdrawals are available under the Retirement Savings Plan. Benefits may be paid to a participant at retirement, termination of employment, age 59½ and still working, death or disability. The Company does not have a defined benefit program and does not have any supplemental retirement plans for its executive officers.

### *Other Plans*

The Company has an Executive Allowance program, which provides a taxable annual allowance to the executive. The amount is paid over the course of the year and is based on their job seniority. This annual allowance benefit is effective immediately upon hire and may be used by the executive for optional services such as auto lease, financial planning, supplemental life insurance and health fitness membership.

The Company also has an Executive Health Plan, which waives the monthly payroll contribution for benefits for the executive and provides them with an annual executive medical reimbursement program of $10,000 annually of reimbursements for amounts not covered by carriers. A physical is also provided through the University of California at Irvine Corporate Health Services Center.

### *Chief Executive Officer Compensation*

The goal of the Compensation Committee is to grant compensation consistent with the performance of the Chief Executive Officer and consistent with compensation granted to other chief executive officers of companies in the same industry. Mr. Tyson became the Company's Chief Executive Officer on January 1, 2005. However, this report addresses the compensation for Mr. O'Leary who served as the Company's Chief Executive Officer through December 31, 2004. Mr. O'Leary's compensation is set forth in his employment agreement, which was negotiated by the Compensation Committee and approved by the Board of Directors. The Compensation Committee consulted with various independent advisors and reviewed studies provided by an outside compensation consultant.

The Compensation Committee has determined that in 2004 Mr. O'Leary's leadership performance delivered strong Company results that exceeded the financial targets established for him in the beginning of the year. The Committee also took into consideration: the highly successful Chief Executive Officer transition led by Mr. O'Leary to separate the roles of Chairman and Chief Executive Officer; Mr. O'Leary's leadership in driving continued progress on improving revenue growth; the successful acquisition and integration of synergy-related growth opportunity transactions; and the timely attainment of his previously established strategic goals in a challenging and dynamic environment.

In 2005, Mr. O'Leary received a cash bonus in the amount of $1,108,899 to recognize his performance for 2004. The amount was approved by this Committee and the Board of Directors.

The Compensation Committee recommended and, on November 26, 2004, Mr. O'Leary was granted, options to purchase 250,000 shares of Common Stock with a per share exercise price of $23.92, which represents the fair market value of the Common Stock on the date of grant. These grants were determined by the Compensation Committee based on the Company's overall performance, Mr. O'Leary's individual performance and the compensation of similarly situated executives at comparable corporations.

### *Internal Revenue Code Section 162(m)*

Section 162(m) of the Internal Revenue Code (the "Code"), generally disallows a federal income tax deduction to any publicly-held corporation for compensation paid in excess of $1,000,000 in any taxable year to the Chief Executive Officer and any of the four other most highly compensated executive officers who are employed on the last day of the taxable year. Section 162(m), however, does not disallow a federal income tax deduction for qualified "performance-based compensation," the material terms of which are disclosed to and approved by the stockholders. The application of Section 162(m) is not expected to have a material impact on the Company. The Compensation Committee believes it is in the Company's best interest to try to satisfy the requirements of Section 162(m) and has designed the executive compensation programs to comply with the statute's requirements. However, the Compensation Committee also recognizes the need to remain flexible when evaluating the compensation programs to ensure they meet the Company's strategic and financial objectives and goals. Therefore, the Compensation Committee retains the right to regularly assess the viability of awarding non-deductible compensation when appropriate under the executive compensation program.

Compensation Committee
Lawrence N. Kugelman, Chairman
Edward A. Burkhardt
Robert A. Ingram

## EQUITY COMPENSATION PLAN INFORMATION

| Plan Category | Number of Securities to Be Issued Upon Exercise of Outstanding Options | Weighted-Average Exercise Price of Outstanding Options | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity Compensation Plans Approved By Stockholders | 13,336,000 | $17.93 | 9,016,000(1) |
| Equity Compensation Plans Not Approved By Stockholders | — | — | — |
| Total | 13,336,000 | $17.93 | 9,016,000 |

(1) Includes 6,805,000 shares of Common Stock from the Company's 2003 Employee Stock Purchase Plan.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is composed of Messrs. Kugelman, Burkhardt and Ingram, each of whom is a non-employee director for purposes of Rule 16b-3 of the Securities Exchange Act of 1934, as amended. None of these members is a current or former officer of the Company. There were no compensation committee interlocks with other companies in 2004 within the meaning of the SEC's proxy rules.

## FINANCE AND AUDIT COMMITTEE

*The Report of the Finance and Audit Committee of the Board of Directors shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.*

*All the members of the Finance and Audit Committee are independent Directors as required by the listing standards of the New York Stock Exchange. The Board has also determined that Mr. Theo Melas-Kyriazi meets the requirements for being the "audit committee financial expert," as defined by regulations of the SEC.*

### *Report of the Finance and Audit Committee*

The Board of Directors has revised the Finance and Audit Committee's charter, a copy of which is attached as Annex C to this Proxy Statement. This charter will be reviewed annually in order to ensure compliance with new regulatory mandates. The Committee is composed entirely of non-management directors who meet both the independence and experience requirements of the NYSE listing standards as well as the additional SEC audit committee requirements.

During the year 2004, at each of its regularly scheduled meetings, the Committee met with the senior members of the Company's financial management team, the Company's general counsel, the Company's independent accounting firm and the Company's Vice President of Audit and Corporate Compliance. Meeting agendas are established by the Committee's chairman and senior financial executives. Executive sessions with the Company's independent accounting firm and internal auditors without management present were held at least once quarterly during the Committee's meetings, which included open and frank discussions regarding financial management and reporting, and internal accounting controls.

The Committee engaged PricewaterhouseCoopers LLP as the Company's independent accounting firm for the year ended December 31, 2004. The Committee, in conjunction with the Company's financial executives and independent accounting firm, oversaw the scope of audit plans as well as internal and external audit examinations, internal accounting controls and financial reporting standards.

Management has reviewed and discussed the quarterly financial statements included in the Company's Quarterly Reports on Form 10-Q and the audited financial statements presented in the Annual Report on Form 10-K with the Committee, including a discussion of the quality of the Company's accounting principles, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Committee asked for management's representations and reviewed certifications prepared by the Chief Executive Officer and Chief Financial Officer, that the unaudited quarterly and audited consolidated financial statements of the Company fairly present, in all material respects, the financial condition and results of operations of the Company.

The Committee discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Codification of Statements on Auditing Standards (SAS 61 and 90), received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed PricewaterhouseCoopers LLP's independence with representatives of PricewaterhouseCoopers LLP.

The Finance and Audit Committee pre-approves the audit and non-audit services performed by the independent accounting firm in order to assure that the provision of such services does not impair the accounting firm's independence. These services include audit services, audit-related services, tax services and all other services. The Finance and Audit Committee has adopted a policy for the pre-approval of services provided by the independent accounting firm. Unless a type of service to be provided by the independent accounting firm has received general pre-approval pursuant to this policy, the service must be specifically pre-approved by the Finance and Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Finance and Audit Committee.

The Finance and Audit Committee annually reviews services that may be provided by the independent accounting firm without obtaining specific approval in advance from the Committee and ensures continued compliance with the Sarbanes-Oxley Act of 2002 and other regulatory requirements. The Finance and Audit Committee may revise the list of general pre-approved services from time to time, based on subsequent determinations. The Committee does not delegate its responsibilities under the Securities Exchange Act of 1934 to pre-approve services performed by the independent accounting firm to management.

Under the policy, pre-approval is generally provided for work associated with statutory audits or financial audits of the Company and for subsidiaries or affiliates of the Company (with internal controls attestation and review of quarterly financial statements); services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offers (for example, comfort letters or consents) and assistance in responding to SEC comment letters; consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB or other regulatory or standard setting bodies; due diligence services pertaining to potential business acquisitions or dispositions; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; monitoring of preparation activities with respect to the Company's obligations under Section 404 of the Sarbanes-Oxley Act of 2002; U.S. federal, state, local and international tax planning, advice and compliance such as assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans, requests for ruling on technical advice from tax authorities and general tax planning; professional services or products not prohibited under SEC rules.

Pre-approved fee levels for all services to be provided by the independent accounting firm are established annually by the Committee. Any proposed services exceeding these levels require specific pre-approval by the Committee.

Requests or applications to provide services that require specific approval by the Committee are submitted to the Committee by both the independent accounting firm and the Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on accounting firm independence before the Committee will consider approval of the requested services.

In performing all of these functions, the Finance and Audit Committee acts only in an oversight capacity. The Committee reviews the Company's quarterly and annual reports on Form 10-Q and Form 10-K prior to filing with the SEC. The Committee also reviews quarterly earnings announcements in advance of their issuance with management and representatives of the independent accounting firm. In its oversight role, the Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent accounting firm, who, in their report, express an opinion on the conformity of the Company's annual financial statements to generally accepted accounting principles and an opinion on whether management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In reliance on these reviews and discussions, and the report of the independent accounting firm, the Finance and Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the SEC.

Finance and Audit Committee
Edward A. Burkhardt, Chairman
Richard H. Koppes
Theo Melas-Kyriazi

## PERFORMANCE GRAPH

The following graph compares Valeant's cumulative total return on the Common Stock with the cumulative return on the Standard & Poor's Mid Cap 400 Index ("S&P Mid Cap 400 Index"), and a 10-Stock Custom Composite Index (the "Composite Index") for the five years ended December 31, 2004. The Composite Index consists of aaiPharma Inc., Allergan, Inc., Biovail Corporation, Forest Laboratories, Inc. — Class A, Gilead Sciences, King Pharmaceuticals, Inc., Medicis Pharmaceutical Corporation, Mylan Laboratories Inc., Shire Pharmaceuticals Group plc and Watson Pharmaceuticals, Inc. The graph assumes an initial investment of $100 on December 31, 1999 and that all dividends were reinvested.



$250
$200
$150
$100
$50
$0
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Valeant Pharmaceuticals International
Custom Composite Index
S&P Mid Cap 400 Index


**Based on reinvestment of $100 beginning December 31, 1999**

| | Dec 99 | Dec 00 | Dec 01 | Dec 02 | Dec 03 | Dec 04 |
|---|---|---|---|---|---|---|
| Valeant Pharmaceuticals International | $100 | $123 | $136 | $ 45 | $106 | $113 |
| S&P Mid Cap 400 Index | 100 | 116 | 114 | 97 | 130 | 149 |
| Composite Index (10 Stocks) | 100 | 152 | 184 | 142 | 218 | 168 |

## CERTAIN TRANSACTIONS

On October 1, 2002, several former and current directors of the Company, as individuals, as well as the Company, as a nominal defendant, were named as defendants in a stockholders' derivative complaint filed in Delaware Chancery Court. The complaint sought, among other things, recovery of the bonuses paid to directors and officers in connection with the initial public offering of Ribapharm (the "Ribapharm Bonuses"). The Special Litigation Committee of the Board of Directors determined to proceed with the claims against the named director defendants related to the Ribapharm Bonuses. *For further information regarding this legal proceeding, see the most recent Form 10-K filed with the SEC.*

Director Edward A. Burkhardt has entered into a settlement agreement, as amended, whereby he forfeited his 2003 annual stipend and his restricted stock units in exchange for a release from further liability in the lawsuit. The settlement will not be effective unless approved by the Delaware Chancery Court.

The Director of Consumer Markets for the Company, Richard Cunningham, is Mr. O'Leary's son-in-law. As Director of Consumer Markets, Mr. Cunningham earned approximately $150,759 in salary and bonus. In addition, Mr. Cunningham received relocation expenses in the amount of $12,364. He also received 10,000 stock options granted at the fair market value at date of grant price of $23.92.

# PROPOSAL NO. 2

# RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Finance and Audit Committee has appointed PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2005. Although the Company is not required to seek stockholder ratification of this appointment, the Board believes it is sound corporate governance to do so. If stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Finance and Audit Committee will consider the stockholders' action in determining whether to appoint PricewaterhouseCoopers LLP as the Company's independent accounting firm for 2006. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting and will have an opportunity to make a statement if desired. Further, the representative will be available to respond to appropriate Stockholder questions directed to him or her.

**The Board of Directors of the Company recommends that the Stockholders vote FOR Proposal No. 2.**

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

***Audit Fees***

The aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2004 and December 31, 2003 for the audit of the Company's consolidated annual financial statements and the reviews of the financial statements included in the Company's Forms 10-Q, or services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements, including the Company's debt offerings, review of registration statements and comfort letters for those fiscal years, were approximately $4,522,000 and $2,738,000, respectively. In 2004, the amount billed also included fees for the audit of our internal controls in compliance with the Sarbanes-Oxley Act of 2002.

***Audit-Related Fees***

The aggregate fees billed for assurance and related services rendered by PricewaterhouseCoopers LLP during the fiscal years ended December 31, 2004 and December 31, 2003 that are reasonably related to the performance of the audit or review of the Company's financial statements and are not included in "Audit Fees" above were $50,000 and $329,000, respectively.

Audit-related fees related to fees for assistance with the following: disposition of certain assets, various mergers and acquisition activities and other accounting research.

***Tax Fees***

The aggregate fees billed for tax compliance, tax advice and tax planning services rendered by PricewaterhouseCoopers LLP during the fiscal years ended December 31, 2004 and December 31, 2003 were $606,000 and $811,010, respectively.

***All Other Fees***

In addition to the fees described above, aggregate fees of $1,000 and $15,000 respectively, were billed by PricewaterhouseCoopers LLP during the years ended December 31, 2004, and December 31, 2003 for other services performed.

The Finance and Audit Committee has not approved any services under the procedures provided in Item 2-01(c)(7)(i)(C) of Regulation S-X.

# OTHER

## STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2006 ANNUAL MEETING

The Company's Certificate of Incorporation provides that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting stockholders, must provide timely notice in writing. To be timely, a stockholder's notice generally must be delivered to, or mailed and received at, our principal executive offices not less than 60 days nor more than 90 days prior to the scheduled date of the annual meeting, regardless of any postponement, deferral or adjournment of that meeting. However, if less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, then to be timely, notice by the stockholder must be given not later than the close of business on the 10th day following the earlier of (i) the day on which the notice of the date of the meeting was mailed, or (ii) the day on which such public disclosure was made.

In addition, SEC rules provide that a stockholder wishing to include a proposal in the proxy statement for the Company's 2006 annual meeting must submit the proposal so that it is received by the Company at its principal executive offices (3300 Hyland Avenue, Costa Mesa, California 92626, Attention: Secretary) no later than December 22, 2005 in a form that complies with applicable regulations. If the date of the 2006 annual meeting is advanced or delayed more than 30 days from the date of the 2005 annual meeting, stockholder proposals intended to be included in the proxy statement for the 2006 annual meeting must be received by us within a reasonable time before the Company begins to print and mail the proxy statement for the 2006 annual meeting. Upon any determination that the date of the 2006 annual meeting will be advanced or delayed by more than 30 days from the date of the 2005 annual meeting, the Company will disclose the change in the earliest practicable Quarterly Report on Form 10-Q.

SEC rules also govern a company's ability to use discretionary proxy authority with respect to stockholder proposals that were not submitted by the stockholders in time to be included in the proxy statement. In the event a stockholder proposal is not submitted to the Company prior to March 7, 2006, the proxies solicited by the Board of Directors for the 2006 annual meeting of stockholders will confer authority on the proxyholders to vote the shares in accordance with their best judgment and discretion if the proposal is presented at the 2006 annual meeting of stockholders without any discussion of the proposal in the proxy statement for such meeting.

Stockholder proposals and nominations must be submitted in conformance with the Company's Certificate of Incorporation and the rules of the Securities and Exchange Commission. The following is a summary of the requirements for submitting a nomination or a proposal in accordance with our Certificate of Incorporation.

Our Certificate of Incorporation requires a stockholder's notice of a proposed nomination for director to include the following:

- the name, age, business address or residence address of each proposed nominee;
- the principal occupation or employment of the proposed nominee;
- the number (and class) of shares of Company stock owned by the proposed nominee;
- any other information concerning the proposed nominee that the Company would be required to include in the proxy statement, including the proposed nominees written consent to being named in the proxy statement and to serving as director if elected;
- the name and address of the stockholder making the nomination, and any other stockholders known to be supporting the nomination, as they appear on the Company's books;
- the number (and class) of shares of Company stock owned by the stockholder and any other stockholders known to be supporting the nomination, on the day of the notice;

- a representation that the holder is a stockholder entitled to vote his or her shares at the annual meeting and intends to vote his or her shares in person or by proxy for the person nominated in the notice; and

- a description of all arrangements or understandings between the stockholder(s) supporting the nomination and each nominee.

Our Certificate of Incorporation requires a stockholder's notice of a proposal to be submitted to the stockholders at an annual meeting to include the following:

- a summary, in 500 words or less, of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

- the name and address of the stockholder submitting the proposal, and any other stockholders known to be supporting the proposal, as they appear on the Company's books;

- the number (and class) of shares of Company stock owned by the stockholder and any other stockholders known to be supporting the proposal, on the date of the notice;

- a description, in 500 words or less, of any interest of the stockholder in such proposal; and

- a representation that the holder is a stockholder entitled to vote his or her shares at the annual meeting and intends to vote his or her shares in person or by proxy at the meeting to present the proposal.

## ANNUAL REPORT

The Annual Report to Stockholders for the year ended December 31, 2004 (including Form 10-K) is being mailed to stockholders with this Proxy Statement. The Annual Report does not form part of the material for the solicitation of proxies.

## PROXY SOLICITATION

The costs of preparing and mailing this Proxy Statement and related Notice and the enclosed form of Proxy will be paid by the Company. In addition to soliciting proxies by mail, employees of the Company may, at the Company's expense, solicit proxies in person, by telephone, telegraph, courier service, advertisement, telecopier or other electronic means. The Company has retained Georgeson Shareholder Communications Inc. ("GSC") to assist in the solicitation of proxies. The Company will pay fees to GSC not to exceed $9,000, plus reasonable out-of-pocket expenses incurred by them. The Company will pay brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses for forwarding solicitation material to principals and for obtaining their instructions.

## MISCELLANEOUS

If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place in order to solicit additional proxies in favor of the recommendation of the Board of Directors, the persons named as Proxyholders and acting thereunder intend to vote the share represented by the Proxies on such matters in accordance with the recommendation of the Board and the authority to do so is included in the Proxy.

As of the date this Proxy Statement goes to press, the Board of Directors knows of no other matters which are likely to come before the Annual Meeting.

By Order of the Board of Directors,

Robert W. O'Leary
Chairman of the Board

Costa Mesa, California
April 22, 2005

**THE COMPANY WILL MAIL WITHOUT CHARGE UPON WRITTEN REQUEST A COPY OF ITS MOST RECENT ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS, SCHEDULES AND A LIST OF EXHIBITS. REQUESTS SHOULD BE SENT TO: CORPORATE SECRETARY, VALEANT PHARMACEUTICALS INTERNATIONAL, 3300 HYLAND AVENUE, COSTA MESA, CALIFORNIA 92626. THE ANNUAL REPORT IS ALSO AVAILABLE FREE OF CHARGE ON THE COMPANY WEBSITE: WWW.VALEANT.COM**

## CORPORATE GOVERNANCE GUIDELINES

### PURPOSE

The primary objective of Valeant Pharmaceuticals International ("Company") is to maximize stockholder value over the long term while adhering to the laws of the jurisdictions within which it operates and observing the highest ethical standards.

## SELECTION AND COMPOSITION OF THE BOARD

### I. Corporate Governance/Nominating Committee

As a permanent part of the structure of the Board of Directors ("Board") there will be a standing Corporate Governance/Nominating Committee responsible for identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and selecting or recommending that the Board select, the director nominees for the next annual meeting of stockholders, as well as developing and recommending to the Board a set of corporate governance guidelines applicable to the corporation and overseeing the evaluation of the Board and management. The Committee shall review the composition of the Board for the appropriate skills and characteristics required of members of the Board in the context of the then current make-up of the Board. This assessment should include consideration of issues of judgment, integrity, diversity and skills, including, but not limited to, understanding the business of the Company and possessing a relevant international background — all in the context of an assessment of the perceived needs of the Board at that point in time. The Committee is open to consider recommendations from all interested parties.

### II. Compensation Committee

As a permanent part of the structure of the Board of Directors ("Board") there will be a standing Compensation Committee responsible for reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving the CEO's compensation level based on this evaluation. The Committee shall also make recommendations to the Board with respect to non-CEO executive officer compensation, and incentive compensation and equity-based plans that are subject to board approval. Additionally, the Committee is responsible for producing a Compensation Committee report on executive officer compensation as required by the SEC to be included in the Company's annual proxy statement or annual report on Form 10-K filed with the SEC.

### III. Finance & Audit Committee

As a permanent part of the structure of the Board of Directors ("Board") there will be a standing Finance & Audit Committee responsible for, at least annually, obtaining and reviewing a report by the independent registered public accounting firm describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the registered public accounting firm's independence) all relationships between the independent registered public accounting firm and the Company. In addition, the Committee must meet the requirements set out in Rule 10-A-3(b)(2), (3), (4) and (5) of the Exchange Act.

IV. **Selection and Orientation of New Directors**

The Board shall be responsible for selecting its own members and in recommending them for presentation to the stockholders for election. The Board delegates the screening process involved to the Corporate Governance/Nominating Committee. The Corporate Governance/Nominating Committee will recommend to the Board the names of prospective Board members. The Board will review and act on these recommendations, forwarding them to the stockholders where appropriate. The Board and the Company have a complete orientation process for new Directors that includes background material, meetings with senior management, and visits to Company facilities.

V. **Director Education**

To encourage Board member participation in continuing Director education, the Company will pay reasonable education expenses.

VI. **Corporate Governance/Nominating Committee Review of Board**

The Corporate Governance/Nominating Committee, after consultation with the Chairman of the Board and the Chief Executive Officer, will formally review each Director's continuation on the Board every three years, preceding renomination.

## BOARD LEADERSHIP

VII. **Chairman, Chief Executive Officer and Lead Director**

The Board believes it is desirable that the role of Chairman and Chief Executive Officer should not be combined in one individual. However, from time to time it may be desirable, in certain circumstances, to combine these roles in one individual. Whenever the Chairman and Chief Executive Officer roles are combined, or whenever circumstances cause the Chairman to be adjudged non-independent by the Board, then the Board shall appoint a Lead Director to preside over the non-management sessions of the Board of Directors.

VIII. **Executive Sessions of Non-Management Directors**

The Board at its own discretion will conduct executive sessions of the non-management Directors at each regularly scheduled Board meeting. The Lead Director will preside over the scheduled executive sessions without the attendance of management.

IX. **Mix of Management and Independent Directors**

The Board believes that, as a matter of policy, there should be a substantial majority of Independent Directors on the Board.

## BOARD COMPOSITION AND PERFORMANCE

X. **Board Definition of What Constitutes Independence for Directors**

The definition of "independent director" will be in accordance with the guidelines of the New York Stock Exchange ("Independent Director"). No director will be deemed independent unless the Board affirmatively determines that the director has no material relationship with the Company. To assist in meeting this objective, the Board has adopted certain specific categorical standards to ascertain whether a director has a material relationship with the Company, either directly or as a partner, stockholder or officer of an organization, its parent or a consolidated subsidiary that has a relationship with the Company.

The following will be cause for disqualifications of independence:

(a) a director who is an employee, or whose immediate family member is an executive officer, of the Company, its parent or a consolidated subsidiary (other than employment as interim Chairman or CEO), until three years after the end of such employment relationship;

(b) a director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service) (and other than compensation for service as interim Chairman or CEO or received by an immediate family member for service as a non-executive employee), until three years after he or she ceases to receive more than $100,000 per year in such compensation;

(c) a director who is affiliated with or employed, or whose immediate family member is affiliated with or employed in a professional capacity, by a present or former internal auditor or external accounting firm of the Company, its parent or a consolidated subsidiary, until three years after the end of the affiliation or the employment or auditing relationship;

(d) a director who is an executive officer, or whose immediate family member is an executive officer, of another company whose compensation committee's membership includes an executive officer of the Company, its parent or a consolidated subsidiary is not independent until three years after the end of such service or the employment relationship;

(e) a director who is an executive officer or employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not independent until three years after falling below such threshold.

The following will not be considered a material relationship:

(f) if a director, within the preceding three years, serves as an officer, director or trustee of a charitable organization, and the Company's discretionary charitable contributions to the organization have not exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

For relationships not covered by the aforementioned categorical standards, the determination of the existence of a material relationship shall be made by those Board members who satisfy the independence guidelines as defined above.

## XI. Director Responsibilities

The Board represents and oversees the interests of stockholders of the Company. Director responsibilities include:

- review, approval and monitoring of critical business, financial strategies and corporate objectives;
- assessing major risks facing the Company and providing strategies to ameliorate those risks;
- overseeing processes designed to ensure Company compliance with applicable laws, regulations and corporate policies;
- adopt policies of ethical conduct and monitor compliance with those policies;
- monitoring the effectiveness of the Company's internal controls;

- review, approval and monitoring of major corporate actions;
- overseeing processes designed to ensure the accuracy and completeness of the company's financial reporting;
- overseeing succession planning for the chief executive officer;
- overseeing the compensation of the Company's principal officers elected by the Board;
- providing counsel and assistance to the Company's leadership.

## XII. Stock Ownership Requirement for Directors

Effective January 1, 2004, each Director must own at least three times their annual retainer within four years. This amount is exclusive of any value attributable to options. New Board members must meet this requirement within four years of their initial service date.

## XIII. Former Chairman/Chief Executive Officer's Board Membership

The Board believes this arrangement is a matter to be decided in each individual instance. When the Chairman of the Board or Chief Executive Officer resigns from that position, he/she should submit his/her resignation from the Board at the same time. Whether the individual continues to serve on the Board is a matter for discussion at that time with the new Chairman of the Board or Chief Executive Officer and the Board.

## XIV. Chief Executive Officer Outside Board Membership

The Chief Executive Officer is required to obtain Board approval prior to accepting a nomination to the Board of Directors of any publicly-traded company.

## XV. Retirement Age

Retirement age is 72 for Directors.

## XVI. Board Compensation

It is appropriate for the staff of the Company to report periodically to the Compensation Committee on the status of Board compensation in relation to other companies. As part of a Director's total compensation and to create a direct linkage with corporate performance, the Board believes that a meaningful portion of a Director's compensation should be held in restricted stock units (RSUs) or shares of the Company. Changes in Board compensation, if any, should come at the suggestion of the Compensation Committee, but with concurrence by the Board.

## XVII. Board's Interaction with Investors, Media and the Public

The Chief Executive Officer and/or his/her designees are authorized to speak on behalf of the Company. The Chairman of the Board or individual Board members may, from time to time, be asked by the Chief Executive Officer to speak on behalf of the Company with various constituencies.

## XVIII. Annual Meeting Participation

The Board considers it important for Board members to be present and available to stockholders at the Company's Annual Meeting. Directors are expected to attend the Company's Annual Meeting.

## BOARD RELATIONSHIP TO SENIOR MANAGEMENT

### XIX. Regular Attendance of Non-Directors at Board Meetings

The Board welcomes the regular attendance at each Board meeting of non-Board members who are in the most senior management positions of the Company.

### XX. Board Access to Senior Management

Board members will have complete access to the Company's management. It is assumed that Board members will use proper judgment to be sure that this contact is not distracting to the business operation of the Company. Accordingly, the Board is encouraged to coordinate these communications with the Chief Executive Officer. The attendance at Board meetings of non-members of the Board will be at the discretion of the Board. In the normal course of business, the Chairman of the Board, in consultation with the Chief Executive Officer, will invite appropriate management and non-directors to the meetings.

### XXI. Selection of Agenda Items for Board Meetings

The Chairman, in consultation with the Chief Executive Officer will establish the agenda for each Board meeting and will review the agenda with the Lead Director. Each Board member is free to suggest the inclusion of items on the agenda.

### XXII. Board Materials Distributed in Advance

Information and data that is important to the Board's understanding of the business to be addressed at the meeting will be distributed in writing to the Board before the Board meets. Management will make every attempt to see that this material is as complete and brief as possible while still providing the desired information. The material should be available 5 days in advance of the proposed or scheduled date of the meeting.

## COMMITTEE MATTERS

### XXIII. Number, Structure and Independence of Committees

From time to time, the Board may want to form a new committee or disband a current committee depending upon the circumstances. Each committee will have a charter approved by the Board of Directors. The current committees are Corporate Governance/Nominating, Executive, Compensation, Finance and Audit and Succession Planning. Membership in the Corporate Governance/Nominating, Compensation and Finance and Audit Committees will consist only of Independent Directors. The Chairman of the Board will be the Chairman of the Executive Committee.

### XXIV. Assignment and Rotation of Committee Members

The Board believes that the corporate governance process is facilitated by an active and involved committee structure. The Board believes that the periodic rotation of committee chairmanship and membership is in the best interests of the Company and its stockholders. The Chairman of the Board, after consultation with other members of the Board, the Chief Executive Officer and the Lead Director, will consider the assignment of committee memberships and submit his/her nominees to the full Board for approval. All Board members will participate in the Committee structure of the Board.

**XXV. Committee Agendas**

The chairman of a committee, in consultation with the appropriate members of the committee and management, will develop the committee agendas.

## LEADERSHIP DEVELOPMENT

**XXVI. Formal Evaluation of the Chairman and Chief Executive Officer**

The Chairman of the Board, with input from the Lead Director and all Board members will manage the performance evaluation of the Chief Executive Officer at least annually and communicate his/her recommendations in writing to the Compensation Committee. The Compensation Committee will prepare a written recommendation for action by the full Board.

Similarly, the Lead Director, with input from all Directors, will manage the performance evaluation of the Chairman of the Board at least annually

**XXVII. Board Evaluation**

The Corporate Governance/Nominating Committee will be responsible for the coordination of an annual self-evaluation of the Board's performance and procedures to determine whether it and its committees are functioning effectively, and will report the results of the evaluation to the Board. The Board approved the Board Assessment Workplan attached hereto as Annex B.

**XXVIII. Succession Planning**

Succession planning will include policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the chief executive officer. Succession planning should also be considered on a continuing basis for all senior managers in the event he/she may be unexpectedly unable to serve or found unqualified for promotion. The Board, through the Corporate Governance/Nominating Committee, will review the succession plans on an annual basis.

**XXIX. Independent Advice**

The Board or, a committee may seek legal or other expert advice from a source independent of management. Generally, this engagement would be with the knowledge of both the Chief Executive Officer and the Chairman of the Board.

**XXX. Corporate Reporting and Communications Helpline**

Any stockholder wishing to communicate with the Board of Directors or with a specific director, may do so by accessing the Company's helpline in the United States and Canada by calling (800) 461-9330, or internationally by dialing collect to (720) 514-4400. The information will be relayed to the Company's Chief Governance Officer & Corporate Secretary for coordination of delivery to the Board or specific director.

The Company has established an anonymous reporting process via the corporate helpline at (800) 461-9330 in the United States and Canada, or a collect call can be placed internationally at (720) 514-4400 for reporting by any employee or stockholder of concerns relative to unethical or inappropriate behavior on the part of a Company employee or matters regarding suspected unethical financial practices.

**REVISION OF GUIDELINES**

These guidelines may be altered from time to time by recommendation of the Corporate Governance/ Nominating Committee and the approval of the full Board.

## BOARD AND COMMITTEE ASSESSMENT PROCESS AND WORKPLAN

This Workplan has been approved by the Board of Directors to guide the Board assessment process through various stages. The plan includes several phases through 2006, which incorporate enhancements and evolve to expand the scope of the yearly assessment process. It is anticipated that this Plan will be reviewed on an on-going basis to ensure that the Plan encompasses opportunities for improvement as appropriate.

| | | Focus Group(s) | Individual Evaluator(s) | Feedback |
|---|---|---|---|---|
| I | 2003 | Board | Board Members | Full Board |
| | | Chairman and Lead Director | Board Members | Chairman and Lead Director |
| II | 2004 | Board | Board Members | Full Board |
| | | Board Committees | Members of Respective | Individual Committees |
| | | Chairman and Lead Director | Committees Board Members | Chairman and Lead Director |
| III | 2005 | Board | Board Members | Full Board |
| | | Board Committees | Board Members and Members of Respective Committees | Full Board and Individual Committees |
| | | Chairman and Lead Director | Board Members | Chairman and Lead Director |
| IV | 2006 | Board | Board Members | Full Board |
| | | Board Committees | Board Members and Members of Respective Committees | Full Board and Individual Committees |
| | | Chairman and Lead Director | Board Members | Full Board, Chairman and Lead Director |
| | | Individual Board Members | All Board Members (Peer Review) | Individual Board Members |

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# CHARTER OF THE FINANCE AND AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF VALEANT PHARMACEUTICALS INTERNATIONAL

**(a Delaware corporation)**

## Function

The primary function of the Finance and Audit Committee (the "Committee") is to assist the Board of Directors in monitoring (1) the integrity of the Company's financial statements, (2) the independent registered public accounting firms' (the "accounting firm") qualifications and independence, (3) the performance of the Company's internal audit function and independent accounting firm, and (4) the Company's compliance with legal and regulatory requirements.

The Committee's mandate includes free and open communication between it and the Company's independent accounting firm, internal auditors and financial management. The Company's independent accounting firm is ultimately accountable to the Board of Directors and the Committee, and the Committee shall have the authority to approve, change, retain and otherwise control the relationship between the Company and the independent accounting firm.

## Composition

The Board of Directors shall designate three or more directors to serve on the Committee, with one member appointed as Chair of the Committee. Members of the Committee shall meet the independence requirements and other qualifications prescribed by the New York Stock Exchange and the Securities and Exchange Commission (the "SEC"). Members of the Committee shall not serve on the audit committee of more than a total of three public companies.

## Authority

In carrying out its responsibilities, the Committee may conduct investigations relating to the Company's financial affairs, records, accounts, reports, controls or activities as the Committee, in its discretion, deems desirable or as the Board of Directors may, from time to time, request.

The Committee will have free (and, if requested by the Committee, private) access to the Company's independent accounting firm and its internal auditing, financial management and legal counsel staffs, and any other personnel requested by the Committee, in order for the Committee to perform its duties and satisfy its responsibilities. The Committee may also employ any outside experts, legal counsel or other personnel deemed by the Committee in its collective judgment to be reasonably necessary, and in the best interest of the Company, to enable the Committee to ably perform its duties and satisfy its responsibilities. Fees and expenses of any such personnel shall be paid by the Company in accordance with such arrangements as the Committee may make.

## Responsibilities

The Committee has the following responsibilities:

1. *Independent Accounting Firm*

(A) Appoint and replace the Company's independent accounting firm who shall report directly to the Committee. Review and evaluate the lead partner, and ensure rotation of the lead and concurring audit partners every five years.

(B) Review and discuss with the independent accounting firm the scope and timing of their audit, including the coordination of procedures and locations to be visited by the independent accounting firm and internal auditors. In conducting this review, the Committee will review with the independent accounting firm, internal auditors and Company financial management the risk assessments used in determining the audit scope.

(C) Except as otherwise permitted by applicable regulations, pre-approve all audit and permitted non-audit services (including the fees and terms thereof) by the independent accounting firm. Establish policies and procedures to govern management's engagement of the independent accounting firm for any permitted non-audit services.

(D) Review with management and the independent accounting firm the actual annual fees and expenses for the audit and for any other permitted services performed by the independent accounting firm. The Committee shall be directly responsible for approving the fees and expenses to be paid to the independent accountants.

(E) Discuss with the independent accounting firm the matters included in the annual written communication that the independent accounting firm is required to submit to the Company by the Independence Standards Board. Such discussions should include any relationships between the independent accounting firm and the Company that may impact the objectivity and independence of the independent accounting firm. Recommend that the Board of Directors take action, if appropriate, in response to the independent accounting firms' communication.

(F) At least annually, obtain and review a report by the independent accounting firm and consider, among other matters, the following:

- the competency and qualifications of the individuals involved in the audit,
- the quality of the audit process,
- responsiveness and service levels,
- appropriate audit firm executive involvement in the audit,
- the firm's and the engagement team's independence with respect to all relationships between the independent accounting firm and the Company and its management,
- the independent accounting firms' quality control procedures, and
- any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by government or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the independent accounting firm, and any steps taken to address any such issues.

2. *Annual Financial Statements and Audit Results*

After the completion of each annual audit:

(A) Review the Company's accounting policies and practices and the annual financial statements to be included in the Company's Annual Report on Form 10-K and the related Management's Discussion and Analysis of Results of Operations and Financial Condition with the Company's financial management and the independent accounting firm. Recommend to the Board of Directors whether the audited financial statements should be included in the Company's Form 10-K.

(B) Meet with the independent accounting firm to review the results of their examination, including their opinion and any related comments. Discuss with the independent accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 and 90 relating to the conduct of the audit.

(C) Secure the independent accounting firms' views about the appropriateness, not just the acceptability, of the Company's accounting policies and practices and the clarity of the financial disclosures used by management.

(D) Secure the independent accounting firms' views about whether management's choices of accounting policies are conservative, moderate or aggressive and as to whether alternative choices of policies would present a materially different financial position and results of operations. Resolve any disagreements between the independent accountants and management.

(E) Review with the independent accounting firm any audit problems or difficulties and management's response. Determine that no restrictions were placed by management on the scope of their examination or its implementation and that there was a free exchange of information.

3. *Quarterly Financial Statements and Press Releases*

Review with the Company's financial management and independent accounting firm the quarterly financial statements to be included in the Company's quarterly reports on Form 10-Q and the related Management's Discussion and Analysis of Results of Operations and Financial Condition. Review and discuss with management the earnings press releases, and financial information and earnings guidance provided to securities analysts and ratings agencies. Review quarterly reports from the independent accounting firm required by applicable laws, regulations, or accounting standards.

4. *Internal Controls*

(A) Review with the independent accounting firm, the internal auditors and the Company's financial management the adequacy and effectiveness of the Company's internal controls and elicit any recommendations they may have for improvement.

(B) Review the adequacy of the internal audit function, including a review of the scope and results of its program, and the organizational structure, budget, staffing and qualifications of the internal audit department.

(C) Review any internal control deficiencies, disclosure policy deficiencies and management or employee fraud identified in connection with the Chief Executive Officer and Chief Financial Officer certifications provided to the SEC and with respect to Management's Report on Internal Control over Financial Reporting, which is included in the Annual Report on Form 10-K.

(D) Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

5. *Compliance Matters.* Review the processes and procedures established by the Company periodically to ensure that the Company complies with applicable legal and regulatory requirements, and monitor, as the Committee determines to be appropriate under the circumstances, the Company's adherence to such requirements. Discuss with management the status and performance of the Company's compliance programs.

6. *External Communications.* Oversee the Company's external communications policy.

7. *Conflicts of Interest.* Conduct a review of transactions or proposed transactions in which a member of the Board of Directors, an executive officer of the Company or a senior financial officer of the Company has an interest that conflicts with the Company's interests and make recommendations to the Board of Directors regarding any such transaction.

8. *Risk Management.* Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

9. *Hiring Policies.* Set clear hiring policies for employees or former employees of the independent accounting firm.

10. *Separate Meeting Sessions.* Periodically, meet separately with management, with the internal auditors and with the independent accounting firm privately.

11. *Reporting.* Report regularly to the Board of Directors with respect to the Committee's activities. Prepare the Committee report that is required by the SEC to be included in the Company's proxy statement.

12. *Charter.* Annually review the adequacy of the Committee charter, and request and obtain the approval of the Board of Directors for any proposed changes.

13. *Annual Evaluation.* Annually review the performance of the Committee.

# CHARTER OF THE COMPENSATION COMMITTEE
# OF THE
# BOARD OF DIRECTORS
# OF
# VALEANT PHARMACEUTICALS INTERNATIONAL
**(a Delaware corporation)**

## Purpose and Duties

The Compensation Committee, as delegated by the Board of Directors (the "Board"), develops and administers a system of employee long-term and short-term compensation and performance-oriented incentives that are appropriate, competitive and properly reflect the objectives of the Company.

The duties of the Committee include:

- Administration of the Company's annual incentives, equity and long-term incentive plans.
- Adoption and review of major compensation plans including Board compensation.
- Approval of compensation for the chief executive officer, corporate officers and certain senior management.

## Composition and Qualifications

The Committee will report to the Board of Directors and will consist of at least three members who will be appointed or removed as appropriate by the Board. Each member of the Committee must meet the requirements to qualify as an outside director under section 162(m) of the Internal Revenue Code and a non-employee director under Section 16 of the Securities Exchange Act of 1934 as well as the independence rules as defined in the New York Stock Exchange Listing Standards. No person may be a member of the Committee if the director's service on the Committee would violate any restriction the Internal Revenue Code, or any rule imposed by the Securities and Exchange Commission or any exchange on which shares of the common stock of the Company are traded. Desirable qualifications for Committee members include experience in executive management and or human resource management.

## Meetings and Operations

The Committee will meet at least four times each year and more frequently if circumstances warrant. The Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee, to attend any meetings and to provide such pertinent information as the Committee may request. The Committee will keep written minutes of its meetings, which minutes will be recorded or filed with the books and records of the Company.

In its sole discretion, the Committee will have the authority to delegate any of its responsibilities to subcommittees as appropriate.

The Committee will have sole authority to retain and/or terminate such compensation consultants or compensation consulting firms as the Committee may deem appropriate. The Committee will have sole authority to approve related fees and retention terms.

## Committee Responsibilities and Authority

The Committee will have the following responsibilities and authority:

1. To review and approve (consistent with authority delegated by the Board) policies, practices and procedures of the Company relating to the compensation of officers and other managerial employees and the establishment and administration of the Company's employee benefit plans.

2. To annually report to the board on the Company's compensation policies, practices and procedures and to gain Board approval on any compensation matter that exceeds the Committee's authority as delegated by the Board.

3. To review and approve corporate goals and objectives relevant to CEO compensation.

4. To evaluate the CEO's performance consistent with the approved goals and objectives; and either as committee or together with other independent directors (as directed by the Board) determine and approve the CEO's compensation level based on this evaluation.

5. To review, at least annually, the performance of the senior executive officers of the Company.

6. To advise and consult with the Company's senior executive officers regarding managerial personnel and development matters.

7. To review and to make recommendations to the Board at least annually with respect to the compensation (including compensation under the incentive-compensation plans and equity-based plans that are subject to Board approval) of the senior executive officers of the Company and its subsidiaries.

8. To interpret, administer and make awards to employees under the Company's stock incentive plans and any other employee benefit plans and to exercise other authority granted to the Committee by such plans, and to review and approve management's recommendations as to stock and compensation awards.

9. To review and make recommendations to the Board as to any contractual or other special employment arrangements for officers and other management employees of the Company or any of its subsidiaries.

10. To produce a Compensation Committee report on executive officer compensation as required by the Securities and Exchange Commission (SEC) to be included in the Company's annual proxy statement or annual report on Form 10-K filed with the SEC.

11. To perform such other duties as the Board may assign to the Committee.

12. The Committee will periodically review this Charter and make recommendations to the Board regarding changes the Committee deems appropriate.

13. The Committee may conduct investigations, studies and surveys and may review compensation practices in relevant industries to make certain that the Company remains competitive and is able to recruit and retain highly qualified personnel.

14. The Committee may retain, at the expense of the Company, independent counsel or other consultants necessary to assist in fulfillment of its responsibilities and the exercise of its authority under this Charter.

15. The Committee will establish an annual calendar for the orderly management of it's responsibility.

16. The Committee, at the direction of the full board, will evaluate the competitiveness of Directors compensation and make recommendations to the full board as appropriate.

17. To evaluate, on an annual basis, the performance of the Compensation Committee.

# CHARTER OF THE CORPORATE GOVERNANCE/NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS OF VALEANT PHARMACEUTICALS INTERNATIONAL

**(a Delaware corporation)**

## Purposes

The Corporate Governance/Nominating Committee of the Board of Directors of Valeant Pharmaceuticals International (a) develops and recommends corporate governance principles and guidelines applicable to the Board and the Company's employees, (b) identifies individuals qualified to become Board members, consistent with criteria approved by the Board (c) recommends candidates to fill Board vacancies and newly-created director positions, (d) recommends whether incumbent directors should be nominated for re-election to the Board upon the expiration of their terms and (e) oversees the evaluation of the Board and monitors the Compensation Committee's evaluation of management.

## Composition

*Size.* The size of the Committee shall be determined by the Board, subject to any requirements or limitations in the Company's certificate of incorporation or by-laws. The Board believes that the Committee should always have at least three members.

*Qualifications.* Each Committee member will be "independent" under the rules of the New York Stock Exchange. Desirable qualifications for Committee members include experience in corporate governance, business management, personnel or human resources management, and organizational behavior.

*Selection.* The Board selects Committee members. Each Committee member will serve at the pleasure of the Board for such term as the Board may decide or until such Committee member is no longer a Board member. The Committee will report to the Board of Directors.

## Duties and Responsibilities

The Committee has the following duties and responsibilities:

1. *Develop Corporate Governance Guidelines.* The Committee shall develop and recommend to the Board corporate governance guidelines applicable to the Corporation. At least annually, the Committee shall review those guidelines and recommend changes, if appropriate.

2. *Assist in Succession Planning.* At least annually, the Committee shall report to the Board on succession planning, which shall include appropriate contingencies in case the Chairman of the Board, the CEO, or the Chairman and CEO retires or is incapacitated. The Committee shall assist the Board in evaluating potential successors to these key leadership positions.

3. *Review Possible Conflicts of Interest.* The Committee shall consider possible conflicts of interest of Board members and management and make recommendations to prevent, minimize, or eliminate such conflicts of interest. Consistent with NYSE listing requirements and the Company's code of business conduct and ethics, the Board will cause the Company to promptly disclose any waiver of the Company's conflict of interest policy for a director or executive officer. The Committee shall include in the Company's governance guidelines information relating to the complaint helpline access procedures.

4. *Director Independence.* The Committee shall review and make recommendations to the Board regarding the determination of independent status of each Director on an annual basis.

5. *Board Assessment.* The Committee shall oversee the evaluation of the Board, Board leadership and Board committees.

6. *Recommendations as to the Board.* The Committee shall make recommendations regarding the appropriate size of the Board and the effectiveness of the Board in fulfilling its obligations to the Company and its stockholders.

7. *Board Reports.* At least annually, the Committee shall report its activities to the Board and in such manner and at such times as the Committee or the Board deems appropriate. This report shall include the Committee's assessment of the Board's performance and procedures. To assist the Committee in this assessment, the Board shall periodically conduct a formal Board self-evaluation.

8. *Identify New Director Candidates.* The Committee shall identify individuals believed to be qualified to become Board members and recommend candidates to the Board to fill new or vacant positions. In recommending candidates, the Committee shall consider such factors as it deems appropriate consistent with the factors in the Company's corporate governance guidelines. These factors may include judgment, integrity, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The Committee shall also review the qualifications of, and make recommendations to the Board regarding, director nominations submitted to the Company in accordance with the Company's by-laws or otherwise.

9. *Evaluate Incumbent Directors.* The Committee shall evaluate whether an incumbent director should be nominated for re-election to the Board. The Committee will use the same factors established for new director candidates to make its evaluation and will also take into account the incumbent director's performance as a Board member.

10. *Other Delegated Duties or Responsibilities.* The Committee shall perform any other duties or responsibilities delegated to the Committee by the Board from time to time.

**Meetings**

The Committee shall meet as frequently as necessary to carry out its responsibilities under this Charter. The Committee Chair shall, in consultation with the other members of the Committee and appropriate officers of the Company, establish the agenda for each Committee meeting. Each Committee member may submit items to be included on the agenda. Committee members may also raise subjects that are not on the agenda at any meeting. The Committee Chair or a majority of the Committee members may call a meeting of the Committee at any time. A majority of the number of Committee members selected by the Board shall constitute a quorum for conducting business at a meeting of the Committee. The act of a majority of Committee members present at a Committee meeting at which a quorum is in attendance shall be the act of the Committee, unless a greater number is required by law, the Company's certificate of incorporation or its by-laws. The Committee Chair shall supervise the conduct of the meetings and shall have other responsibilities, which the Committee may designate from time to time. The Committee may request any officer or employee of the Company, or any representative of the Company's advisors, to attend a meeting or to meet with any members or representative of the Committee.

**Resources and Authority**

The Committee shall have appropriate resources and authority to discharge its responsibilities, including appropriate funding in such amount as the Committee deems necessary, to compensate any consultants and any independent advisors retained by the Committee. The Committee shall have the sole authority to engage search firms to assist in the identification of director candidates and the sole authority to set the fees and other retention terms of such search firms. The Committee may also retain independent counsel and other independent advisors to assist it in carrying out its responsibilities. In its sole discretion, the Committee will have the authority to delegate any of its responsibilities to subcommittees as appropriate.

**Annual Review**

At least annually, the Committee shall (a) review this Charter with the Board and recommend any changes to the Board and (b) evaluate its performance against the requirements of this Charter and review this evaluation with the Board. The Evaluation shall include the goals and objectives of the Committee for the upcoming year. The Committee shall conduct its review and evaluation in such manner as it deems appropriate.

This Charter will be included on the Company's website and will be made available in print upon request sent to the Company's Chief Governance Officer & Corporate Secretary.

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